PE 4-30-02







H&R BLOCK

2002 ANNUAL REPORT

"I've known some clients for 18 years. I tell their kids to start saving now, even small amounts. Begin planning for the future that you want."

Thea Lent | *financial advisor, H&R Block Financial Advisors, Inc.* | Austin, Texas | associate since 1984



from left: **Thea Lent**, financial advisor, H&R Block Financial Advisors, Inc., Austin, Texas **Teresita Alayu**, senior tax advisor, Los Angeles **Barron Delaney**, branch manager, H&R Block Mortgage Corp., Woodland Hills, Calif.

"H&R Block fosters relationships, not just transactions. When you work with a client, you strive to build a long-term relationship. Other environments aren't like that."

Barron Delaney | *branch manager, H&R Block Mortgage Corp.* | Woodland Hills, Calif. | associate since 2000

H&R Block



'ris Marshburn, senior managing director,
1 McGladrey, Inc., Raleigh, N.C.

The client comes first. This commitment is fundamental to our mission: *to help our clients achieve their financial objectives by serving as their tax and financial partner.* You can hear our associates' commitment to helping clients when they speak about their work. You can see it in how they interact with clients. Our associates bring the company's mission to life on a daily basis in their one-to-one client relationships. Their dedication to clients' success is the foundation of H&R Block's strategy.



SELECTED FINANCIAL DATA

Amounts in thousands, except per share amounts and number of shareholders

	April 30				
	2002	2001	2000	1999	1998
FOR THE YEAR:					
Total revenues*	**$ 3,317,736**	$ 2,981,337	$ 2,425,685	$ 1,619,577	$ 1,244,267
Net earnings from continuing operations	**$ 434,405**	$ 276,748	$ 251,895	$ 237,795	$ 183,788
Net earnings	**$ 434,405**	$ 281,162	$ 251,895	$ 215,366	$ 392,130
AT YEAR END:					
Total assets	**$ 4,230,791**	$ 4,113,705	$ 5,700,146	$ 1,903,923	$ 2,899,108
Long-term debt	**$ 868,387**	$ 870,974	$ 872,396	$ 249,725	$ 249,675
Stockholders' equity	**$ 1,369,420**	$ 1,173,741	$ 1,218,589	$ 1,061,987	$ 1,341,632
Shares outstanding	**181,126**	183,608	196,070	195,258	213,961
Number of shareholders	**31,094**	31,523	33,557	34,624	31,177
MEASUREMENTS:					
Per basic share of common stock:					
Net earnings from continuing operations	**$ 2.38**	$ 1.50	$ 1.28	$ 1.19	$ 0.88
Net earnings	**$ 2.38**	$ 1.53	$ 1.28	$ 1.08	$ 1.87
Per diluted share of common stock:					
Net earnings from continuing operations	**$ 2.31**	$ 1.49	$ 1.27	$ 1.18	$ 0.85
Net earnings	**$ 2.31**	$ 1.52	$ 1.27	$ 1.07	$ 1.82
Other per share data:					
Cash dividends declared	**$ 0.63**	$ 0.59	$ 0.54	$ 0.48	$ 0.40
Net book value	**$ 7.56**	$ 6.39	$ 6.22	$ 5.44	$ 6.27
Return on total revenues	**13.1%**	9.3%	10.4%	14.7%	14.8%
Return on stockholders' equity	**41.1%**	29.7%	25.1%	22.0%	38.1%

** Revenues for the years ended April 30, 2001, 2000, 1999 and 1998 have been restated to reflect the adoption of Emerging Issues Task Force Nos. 01-9 and 01-14.*



lark A. Ernst, president and chief executive officer Frank L. Salizzoni, chairman of the board

Letter to Shareholders

We're pleased to report that fiscal 2002 was a good year for H&R Block. We achieved solid financial performance while continuing to make progress against our mission of serving as our clients' tax and financial partner. We delivered significant value both to our clients and to our investors. And we ended the year in a stronger position to deliver greater value in years to come.

Financial advice increases our value to clients. We saw clear evidence this year that our long-term strategy has considerable upside potential. We observed that when we meet more of our clients' needs, their loyalty to H&R Block increases. This loyalty, linked to greater satisfaction with H&R Block overall, translates into longer lasting relationships that benefit shareholders. Our tax clients value the financial advice and services that we provide at tax time.

CONSOLIDATED REVENUES*


1998
$1,244,267
1999
$1,619,577 [30.2%]**
2000
$2,425,685 [49.8%]**
2001
$2,981,337 [22.9%]**
2002
$3,317,736 [11.3%]**

* *In thousands of dollars*
** *Percentage growth from preceding year*

"We're no longer a company that just does taxes. Every client has a need for other services we can offer. They will see that we're taking an interest in their lives, not just their taxes."

Jennifer Brett | *office coordinator, tax professional loan assistant* | Bridgeville, Pa. | associate since 1989


H&R BLOCK
financial advisors

eft: H&R Block office, Los Angeles Jeffery W. Yabuki, executive vice president and chief operating officer

We built upon key programs that enhance our tax client relationships:

- Through our "Just For You" program, we began to show 17.1 million U.S. tax clients actions they could take to build a better financial future for themselves. This expansion of our service helps broaden clients' perceptions of H&R Block and provides a foundation for us to serve as their financial partner.
- More than 160,000 tax clients opened accounts (including 130,000 IRA accounts) with H&R Block Financial Advisors, Inc. (HRBFA). This year we introduced our Express IRA program nationally.
- More than 43 percent of our retail loan originations for the year were for H&R Block tax clients.

We currently have a tax and financial partnership with more than 265,000 clients. Our experience indicates that these clients are more likely to return to H&R Block for tax services than clients who do not have a financial relationship with us. We will continue to build upon this initial success through our tax professionals across the country.

In fiscal 2002, H&R Block served nearly 21 million tax clients around the world, helping them navigate the intricacies of increasingly complex tax laws. As tax law changes continue, coupled with uncertainty in financial markets, our ability to meet clients' needs through financial advice and personalized tax service is more relevant than ever. This strategy is a long-term campaign to build client satisfaction and improve client loyalty, which will further enhance the strength and value of the H&R Block brand.

Financial services strengthen our brand. H&R Block has one of the strongest brand names in American business. In fact, consumer research shows that H&R Block enjoys better brand recognition than many of the largest financial services companies. And our client satisfaction consistently ranks higher than that of other financial services companies. This brand strength is a competitive advantage that we are carefully cultivating for future growth. As we expand our portfolio of financial advice and services, we expect to increase the relevance of our brand to a broader range of clients, for a wider range of needs.



from left: Teresa Cepicky, senior loan officer, H&R Block Mortgage, Atlanta Lamont Masser, tax professional financial advisor and franchisee, and Debra Roadarmel, tax professional financial advisor, both from Shamokin, Pa.
August and Earline Mitchon, HRBFA clients, Austin, Texas

"I enjoy helping people avoid financial mistakes. Happy clients tell their friends, which leads to additional clients."

Lamont Masser | *tax professional financial advisor* | Shamokin, Pa. | associate since 1992, franchisee since 1999

Our leadership in tax services puts us in a unique position to give millions of people personalized financial advice that would otherwise be unavailable to them. Our one-to-one relationships with tax clients give us a competitive advantage not available to other financial service companies, which rely on mass-marketed client relationships instead of the personal relationships of H&R Block.

As we move forward to further strengthen the company, the guiding principle that we embrace is simple: the client comes first.

We improve our tax services by continually asking: How can we serve the client better? We add the right financial services by continually asking: What do our clients need? We know we're giving the right financial advice by continually asking: What's in our client's best interest? This approach will lead to changes in our services that will allow us to remain the world's leading tax services company. And the continuing success of our tax services business enables us to invest in the long-term opportunity to serve as our clients' tax and financial partner.

NET EARNINGS FROM
CONTINUING OPERATIONS*


1998
$183,788
1999
$237,795 [29.4%]**
2000
$251,895 [5.9%]**
2001
$276,748 [9.9%]**
2002
$434,405 [57.0%]**

NET EARNINGS PER DILUTED SHARE
FROM CONTINUING OPERATIONS


1998
$0.85
1999
$1.18 [38.8%]**
2000
$1.27 [7.6%]**
2001
$1.49 [17.3%]**
2002
$2.31 [55.0%]**

* *In thousands of dollars*

** *Percentage growth from preceding year*

"The H&R Block brand instills trust. When clients experience continuity between the brand image and a tax professional, their level of confidence increases tremendously."

Ed Quinlan | *senior district manager, tax services* | Toronto | associate since 1989



from left: Associates responding to client calls at the Service Center in Kansas City, Mo. **Frank J. Cotroneo**, senior vice president and chief financial officer, **Karen Orosco**, program director, Finance, and **Becky Shulman**, vice president and treasurer

Financial results were strong in fiscal 2002. Thanks to a solid tax season for our U.S. tax business and an outstanding year for our mortgage business, the company achieved record revenues and earnings. Revenues increased 11.3 percent to $3.3 billion. We reported net earnings of $434.4 million and net earnings per diluted share of $2.31.

Our year-over-year earnings gain was magnified by the effects of our early adoption of Statement of Financial Accounting Standards (SFAS) Nos. 141 and 142, which eliminated the amortization of goodwill and certain other intangible assets as of May 1, 2001. The effect of this change in accounting standards improved the year-over-year comparison by $47.9 million, or 26 cents per diluted share. Excluding this effect, in fiscal 2002 we:

- Increased net earnings 32 percent.
- Increased net earnings per diluted share 30 percent.

U.S. tax continues to perform well. Our U.S. tax business served 18.6 million clients, an increase of 2.7 percent. In company-owned offices, we had a 71.3 percent client retention rate and a 5.5 percent increase in new business. Consistent with our marketing strategy, new clients were from somewhat higher income households. We increased our share of the overall tax services market, with some of our strongest growth coming from the Latino community as a result of our marketing campaigns and focus on this client segment.

We saw the best retention rate gains among our higher income client segments, where we expect our financial advice and services will further strengthen client loyalty. At the same time, we lost more lower-income clients than we expected, reminding us that if we don't meet all of our clients' needs, our competitors will.

Our advertising campaign met its objectives for incremental client growth; generally, our growth was strongest in cities where we advertised most heavily. More than 175,000 clients accepted our "Double Check Challenge" offer to check a past year's return, at no charge, for missed credits and deductions. Amended returns from new clients increased 46 percent compared to the prior year.

This year, our e-solutions services won numerous awards and accolades. *We're proud of our top-quality TaxCut® software and online services.* And our e-solutions are supported by the expertise of our tax professionals who are ready to assist clients online, by phone or by e-mail. While we achieved 6.6 percent growth in software units and a 70 percent increase in our online tax services, overall growth in the do-it-yourself market slowed considerably this year. We expect that the years of rapid growth in these services are mostly behind us.

Our objective for coming years is to improve our client retention rate while maintaining new client growth. It is more costly to acquire new clients than to expand relationships with clients we already know. That's why we are focused on increasing the value that frontline tax professionals deliver to clients and on adding appropriate financial advice and services. We also expect the long-term growth trend in the paid tax services market to continue, due to the increasing complexity of the tax laws.

International tax positioned for improvements. The international tax business performed well against the priorities we established for fiscal 2002, accomplishing key strategic objectives: improving our operating margins and restructuring the business in the United Kingdom. Canadian management made improvements that brought operating margins closer to expected levels for this size of operation.

We're optimistic that our business in the United Kingdom is positioned for a turn-around as a result of the changes we're making, which will improve reported results for the overall international segment.

Investment services weak in a difficult environment. Fiscal 2002 was a challenging year for H&R Block Financial Advisors, Inc. (HRBFA) and for the investment industry in general. HRBFA saw significant declines in margin balances and equity trading, reflecting broader market shifts, recession, steep declines in equity values, and a drop



from left: Tom Rotherham, president and chief executive officer, RSM McGladrey, Inc., Minneapolis, Minn. Brian Nygaard, president and chief executive officer, H&R Block Financial Advisors, Inc., Detroit, Mich. Bob Dubrish, president and chief executive officer, Option One Mortgage Corp., Irvine, Calif.

"Many clients don't have savings for retirement. When I work with them, they get excited about the possibilities. Clients value the personal touch."

Birgit Klockmann | *tax professional financial advisor* | Brawley, Calif. | associate since 1983, franchisee since 1986

"We believe in the 'client first' concept. We keep our clients by being there to answer their questions. We're ready to listen, and we want them to have a pleasant experience every time they call."

Jane Pesta | *senior client services representative, tax services* |
Calgary, Alberta | associate since 2002



from left: H&R Block's first Super Bowl commercial, directed by filmmakers Joel and Ethan Coen John and Karen Riddiough, mortgage clients, Marietta, Ga.

in investor confidence following the tragedies of September 11. The business did not meet our expectations, reporting a pretax loss of $54.9 million. This loss would have been $17.9 million greater without the positive effect of our early adoption of SFAS 141 and 142.

Despite these disappointing results, the business made progress in serving the investment and savings needs of our tax clients. We expanded our Express IRA program and launched our fee-based Wealth Management Account. At the end of the year, we had nearly 3,300 Wealth Management accounts (at an average of more than $150,000 in assets per account) with more than $500 million in total assets.

We continue to invest in new product development and to maintain marginally profitable offices as we align the business with the opportunity to provide financial advice and services to H&R Block's tax clients. We are transitioning HRBFA from a transaction-based, commission-driven brokerage business to a fee-based, financial advisory service. While we don't expect HRBFA to make a profit in the coming fiscal year, we remain optimistic that it will play a significant role in our future success as our clients' tax and financial partner.

Mortgage performance is impressive. Our mortgage operations reported outstanding results. The business reported pretax earnings of $339.4 million, a 123.9 percent increase over the prior year (excluding the positive effect of the change in accounting standards). Full-year revenues rose 76.7 percent to $734.9 million. Option One Mortgage Corp. is a well-managed business that's demonstrating its ability to perform well, regardless of the interest rate environment.

The profitability of Option One's wholesale mortgage unit increased to $274.6 million, due to increased revenues and a decrease in the average cost of loan origination. Option One's mortgage servicing portfolio grew 30.5 percent from $18.2 billion to $23.8 billion at the end of the year.

H&R Block Mortgage Corp. was profitable in every quarter, which is a milestone for our retail mortgage operation and an indicator that our



from left: Steve Wiedemann, financial advisor, HRBFA, Laguna Hills, Calif. Mike Balter, managing director, RSM McGladrey, Fort Lauderdale, Fla. Conni Ward, director of Business Valuation/Litigation Services, RSM McGladrey, and Michael Bohning, economic unit managing director, RSM McGladrey, both from Kansas City, Mo.

"It's a win-win situation when we help a company grow and increase its value as a business."

Conni Ward | *director of Business Valuation/Litigation Services, RSM McGladrey* | Kansas City, Mo. | associate since 1998

financial partner strategy is beginning to succeed. More than 43 percent of all H&R Block Mortgage's retail loan originations in fiscal 2002 were for H&R Block tax clients. Our tax clients obtained mortgages totaling $650 million, a 68 percent increase over last year. And we made important improvements in the infrastructure of our retail operations to support future growth of the business and to better align it with our tax and financial advisor networks.

Business services expands to serve clients better. Our strategy for the RSM McGladrey brand complements that of our H&R Block-branded businesses. RSM McGladrey, Inc. has strong client relationships, primarily as the accountant to mid-sized, privately held companies. We are expanding RSM McGladrey's client relationships to include a broader range of financial advice and business consulting services to better meet the needs of mid-sized business owners.

RSM McGladrey's core accounting, tax and consulting services—73 percent of its business—reported a slight decline in fiscal 2002. Revenues increased 6 percent from new acquisitions and 3 percent from new tax consulting products and an increase in wealth management fees. This year's earnings improvement was due to the change in accounting standards, which reduced expenses by $19.3 million.

Economic recession and the effects of the September 11 tragedies adversely affected the business as clients reduced their consulting budgets. However, during the year, we made progress in the transformation of RSM McGladrey from an accounting firm to a company with a broader range of consulting and financial services. In December 2001, we acquired a controlling interest in MyBenefitSource, Inc., a payroll processing company, and acquired EquiCo Resources, LLC, a valuation, merger and acquisition consulting firm. These acquisitions will enable us to offer our middle-market clients payroll and benefit services and to advise and assist business owners when they want to sell their business. Although these acquisitions reported pretax losses of $6.7 million in fiscal 2002, they are expected to strengthen RSM McGladrey's ability to meet a wider range of clients' needs in the future.

"Becoming a tax professional financial advisor was a natural extension of what I was already doing: helping clients save tax money and plan for the future."

Sherry Nelson | *Premium director, tax professional financial advisor, tax professional loan assistant* | Novi, Mich. | associate since 1989





from left: Sherry Nelson, Premium director, tax professional financial advisor and tax professional loan assistant, Novi, Mich. Hugh Targett and son, Tim Targett, franchisees, Bellows Falls, Vt.

Shareholders enjoy gains in 2002. The economic and business environment has changed considerably in the past several years. Although we have been affected by these changes, as have other companies, we are gratified by the steady progress we've made in refining the clarity of our mission and strategy and in moving ahead to achieve our long-term objectives. The past year, in particular, has been very rewarding for shareholders, and H&R Block has begun to receive public recognition for its results.

However, our aspirations don't end with our past accomplishments. We have a unique opportunity to serve our clients with a business model that doesn't lend itself to simple comparisons with an obvious group of peer companies. We remain focused on meeting short-term goals while working toward our long-term aspirations.

Our associates are committed to clients. For many years, H&R Block associates have earned the trust of their clients. Their commitment to put clients' interests first is a long-standing H&R Block tradition. This tradition is a primary factor in our financial success in fiscal 2002, as well as a solid foundation that we can build upon for the future.

We see evidence of this passion for client service in our annual Associate Satisfaction Survey, which shows a level of commitment to our mission and strategy that is far higher than industry norms. More than 85 percent of our 10,000 year-round associates in the United States and Canada took the survey, which in itself is an indicator of a highly engaged workforce. We continue to have very high retention among our 62,000 U.S. tax professionals, a key indicator of their commitment to clients and their career dedication as H&R Block tax professionals.

Our associates further demonstrated their deep commitment to helping other people in their response to the tragedies of September 11, when they gave their time and money to help the relief efforts. Our collective gift of $1.1 million was among the first major corporate contributions to the September 11th Fund. And later we created a Web site to share our professional expertise on tax and financial matters



from left: Linda Murphy, managing director, tax services, Boston   Steve Hardy, district manager, tax services, Chicago   José Sobrin, tax professional, Miami

"H&R Block clients enjoy personal attention not generally found in a brokerage firm. We can take plenty of time to talk with clients because we're not focusing on the next trade."

Tim Targett I *tax professional financial advisor, tax professional loan assistant* I Bellows Falls, Vt. I franchisee since 1997

with everyone who was directly affected by the September 11 tragedies, not only our clients.

In closing, we want to take this opportunity to say thank you to retired board member Bob Davis, whose insight and guidance over the past 20 years were invaluable to the company's growth and success.

And while this is a joint letter, the president and CEO wishes to pause to recognize Chairman Frank Salizzoni. Frank has announced that he will retire from the board after our annual shareholders meeting. Frank has been a member of the H&R Block board of directors since 1988 and became CEO during a very challenging time for the company. His major accomplishments—separating CompuServe, developing the compelling strategy that the company is pursuing, and building the company's management team with a new generation of leaders—will be a legacy that will serve shareholders and clients for years to come. And Frank's example as a leader will live on with the many people who have had the good fortune to have worked with him.

You'll have a better understanding of what this company is about after reading through our Annual Report, where you'll see some real-life examples of how our associates serve their clients. H&R Block's commitment is always "client first."

We understand the responsibility we assume when we offer our clients financial advice. Our growth in the future will depend on how well we execute that strategy.

Now we're ready to take the next steps in our journey of helping our clients achieve their financial objectives. We see a bright future, working together with clients as their tax and financial partner.

Mark A. Ernst
President and Chief Executive Officer

Frank L. Salizzoni
Chairman of the Board

"What I like most about serving my clients is the feeling I get when I look in their eyes and see that they're totally satisfied with the results."

Bruce Allen | *senior tax advisor* | Chicago | associate since 1994

Tax services

H&R Block tax professionals develop strong relationships with clients. They build trust by showing clients that they care and by establishing a track record of client satisfaction.

Five years ago, Rachelle Noel prepared her own tax return and visited an H&R Block office in Chicago to use the express filing service. "When I was going over her return, I noticed errors and asked her some questions," recalls Bruce Allen, a senior tax advisor. "I corrected the return for her, and she got a lot more money back. We then prepared amended returns for the previous two years, and she received more money back for those years, as well." Since then, Rachelle has returned every year, relying on Bruce to prepare her tax return.

Seeking to offer a wider range of services to their clients, many tax professionals have taken training and obtained licenses that qualify them to give financial advice. These tax professionals are designated as tax professional financial advisors. Tax professional loan assistants have been trained to give clients information about home mortgages.

Debra Roadarmel, a tax professional since 1982, is a tax professional financial advisor. When a tax client mentioned that he was planning a

"It's about more than completing a tax return. I feel proud to work for a company that wants to find ways to help people, that wants to make their future better."

Teresita Alayu | *senior tax advisor* | Los Angeles | associate since 1989

"About 50 percent of my clients are Spanish speaking. They're new here, and sometimes they're afraid to face the person in the office. They ask quietly, 'Speak Spanish?' They're so relieved that I do."

Diana Marin | *tax professional* | Miami | associate since 1999 from left: Walter "Deet" James, Jr., client, Shamokin, Pa. Shirley Lewandowski, office coordinator, senior tax advisor, Duluth, Minn. Bruce Allen, senior tax advisor, with his client Rachelle Noel, in Chicago





left: Lincoln Pinto, tax professional, Chicago above right: Michelle Bull, assistant to the manager for the Perth region, headquartered in Balcatta, Western Australia below right: Ken Sprake, office manager, tax services, in Calgary, Alberta, with Ed Quinlan, senior district manager, Toronto, and Jane Pesta, senior client services representative, Canadian Call Centre, Calgary, Alberta

career change, she gave him some financial advice that enabled him to proceed with his plans.

Her client, Walter "Deet" James, Jr., had worked in a factory for 20 years, but his dream was to pursue a career in conservation. "During tax season, he told me he was thinking of a career change, so I called him in the summer to follow up. He told me about the volunteer work he'd done in conservation. You could just see in his face and hear in his voice how passionate he was about the field," Debra says. "During our meeting, he made the decision to roll-over his retirement plan. I felt so privileged that he trusted me to help secure his finances and to help him create a better future for himself," Debra says. "He told me at the end of that meeting, 'I wasn't sure what I was going to do when I came in here. I just wanted to talk. But after talking to you, I feel confident about investing my retirement money with H&R Block.'"

Long-term relationships are based on trust. "Trust is what's most important about the client relationship," says Anthony Chau, senior tax advisor, Pasadena, Calif., and a 14-year Block associate. "Clients trust me because they know I completed the return correctly the prior year and they had no problems with the IRS. They also know I do a comprehensive analysis and offer appropriate advice."

Shirley Lewandowski, a tax office coordinator in Duluth, Minn., has been an H&R Block associate for 40 years. She has client relationships that are more than 30 years old. "I think my clients come back each year because I'm interested in their lives. We sit and talk about different things in their lives besides taxes," Shirley says.

Long-term clients usually want to see the same tax professional every year. "We bend over backwards to accommodate long-term clients. These relationships are important because clients reveal sensitive information when having their taxes prepared, and they need to be able to trust the person who's across the desk from them," says Ken Sprake, office manager for H&R Block in Calgary, Alberta. Ken has been with the company 10 years.





from left: Hannah Leach, client manager at the tax office in Bath, England Mark Ciaramitaro, vice president, e-Solutions, Sabrina Wiewel, assistant vice president and general manager, Software, Neil Shaw, divisional information officer, e-Development, Betsy Stephens, vice president, Service Integration and Product Strategy

Meeting clients' needs is key. "You have to make clients happy, or they won't come back. If you take care of the client, everything else works out," says Don Dickerson, a franchisee from Tecumseh, Mich. Don has been a franchisee since 1970.

"We work hard to build relationships with clients and to bring a more personal touch to our service," says Hannah Leach, client manager at the tax office in Bath, England.

Listening to clients is part of the relationship-building process. "As a tax professional, I served clients by really listening. As a trainer in the tax school, I do the same for associates. Together, we continually find ways to better serve clients," says Michelle Bull of Balcatta, Western Australia.

And close relationships within the company also help the client. "We've built strong relationships with H&R Block Financial Advisors and H&R Block Mortgage in our district, enabling clients to benefit from a wider range of services," says Steve Hardy, district manager, Chicago.

Software and online solutions give clients a wider range of options. "It's not about wowing people with technology and dazzling graphics. It's about providing fast and easy access to the information and services that help clients who are solving a problem," says Ric Moxley, manager, Interactive Content.

"Whether that's to locate the nearest H&R Block office, purchase tax software, get forms, calculate their withholding amount, or do their taxes online, our Web site is rich enough in content to provide accurate answers, smart enough to help clients find what they need with ease, and clear enough to be understood," Ric says.

"Our software products are an integral element of H&R Block's strategy to provide digital solutions that help clients reach their financial objectives," says Sabrina Wiewel, assistant vice president and general manager, Software. "Clients who prefer to do their own taxes appreciate that our software offers speed, convenience and the access to H&R Block's professional expertise."

Denice Oliver, financial advisor, HRBFA, Sterling Heights, Mich.

from left: HRBFA office, Chicago David Kasper, fixed income strategist, HRBFA, Detroit, Mich. Jeanné Wright, at center, business analyst in the HRBFA Investor Center, Kansas City, Mo.



"I love working with different people and determining the best way to help them. Offering sound advice opens up a line of communication and trust."

Denice Oliver | *financial advisor, HRBFA* | Sterling Heights, Mich. | associate since 2000

Financial advice

When tax clients want personalized financial assistance, they can now turn to an H&R Block financial advisor. HRBFA financial advisors, like H&R Block tax professionals, are committed to helping clients achieve their financial objectives.

"I've had several clients say they left other financial services firms because their investment wasn't large enough to guarantee them an individual advisor. They called a general number; one day they might talk to someone in New York, the next time they might talk to someone else in Florida or Los Angeles. They love that with H&R Block, regardless of how much money they have, they work with their own financial advisor," says Bruce Allen, a senior tax advisor from Chicago.

H&R Block serves middle Americans who are often neglected by other large financial services companies. "There are millions of people who feel shut out of the financial services world. The collaboration of our tax, financial advice and mortgage services truly empowers clients to achieve their financial goals," says Doug Barnard, an HRBFA assistant vice president and regional manager based in Blue Springs, Mo.

The Express IRA program, launched nationally this year, introduced many tax clients to HRBFA. "Express IRAs attracted clients who didn't know about Block's financial services before," says Jeanné Wright, a business analyst at HRBFA's Investor Center in Kansas City, Mo. "Clients already trust H&R Block, so using HRBFA is natural. They think, 'I trust them to do my taxes, so I'll also trust them to invest my money.'"

Financial advice is a natural extension of the relationship clients have with their tax professional. "It's an easy transition taking tax clients into financial advisory relationships. And we're starting to see that referrals are working both ways. Clients who are HRBFA clients first can become interested in Block's tax services, too," says Tim Targett, a franchisee who is a tax professional financial advisor.

The referral system between HRBFA and H&R Block tax services has grown stronger as tax professionals and financial advisors (FA) build stronger relationships, says Steve Wiedemann, a financial advisor from Laguna Hills, Calif. "Financial advisors respect the client relationship in the same way that H&R Block tax professionals do."

"We value the relationships that tax professionals have nurtured. Our goal is to extend that relationship with financial services," says Tom Bachman, vice president and regional manager, HRBFA, also from Laguna Hills. "To be successful, FAs must keep a client-centered focus."

Gary and Andre[illegible] mortgage clients, Baldwin Hills, Calif.





top left: **Judi White**, senior loan officer, H&R Block Mortgage, Lake Forest, Calif. top right: **Rick and Betty Sander**, mortgage clients, Colton, Calif. above: **Tim Owens**, senior vice president and chief operations officer, H&R Block Mortgage, Lake Forest, Calif.

> "We offer a full range of products. Most competitors sell only conventional, or non-prime or FHA loans. We can help clients regardless of their situation."
>
> Sam Hussain | *regional director, H&R Block Mortgage Corp.* | Pleasanton, Calif. | associate since 1997

below: **Stacy Steckler**, senior loan officer, H&R Block Mortgage, Tampa, Fla.



"People don't care how much you know until they know how much you care. I always put myself in a client's position and try to give the kind of service I would want."

Judi White | *senior loan officer, H&R Block Mortgage Corp.* | Irvine, Calif. | associate since 1997

Home loans

Judi White, a senior loan officer with H&R Block Mortgage Corp., puts herself in the client's shoes. "If it were me, I would expect to have the loan closed in a timely manner, and I would want as little change as possible from the conditions originally quoted. And trust, above all, is what the client should take away from every interaction," Judi says.

"I also try to find a common interest with each of my clients. One of my clients, Rick Sander, has a son who plays baseball, like my son. We became acquainted talking about the positions they play and different teams in the area. Recently, I helped the Sanders refinance their home."

Rick enjoyed this personal approach to client service. "Our experience dealing with H&R Block Mortgage was A-number 1. Mrs. White and the customer service associates were easy to talk to and very willing to meet our needs," Rick says. "It's exciting to know that we can add on to our home now and make enough room for our family," says Betty, Rick's wife.

Our goal at H&R Block Mortgage is to extend the relationship that a client has established with a tax professional, and to expand it to include mortgage and financial services. In this way, we strengthen our client relationships and build client loyalty, says Tim Owens, senior vice president and chief operations officer, H&R Block Mortgage.

A client retention analysis validates this conclusion. This study compared a group of H&R Block tax clients who had contact with mortgage services to a like group of Block tax clients who had no contact with mortgage services. "The analysis compared clients with varying degrees of interaction—those contacted by loan officers, those who applied for loans, and those with funded loans. In every case, tax client retention was higher among those who had an interaction with H&R Block Mortgage," Tim says. "For those with funded loans, we had about a nine percent increase in retention. This study shows that clients value an expanded relationship with H&R Block."

Training programs help build a bridge between H&R Block's tax and mortgage professionals. "I enjoyed conducting tax professional loan assistant training and working with seasoned tax professionals who'd been with the company for 10 or 20 years. The program instills trust between tax and mortgage associates, which means they can work together to partner with the client," says Teresa Cepicky, senior loan officer, Atlanta.

H&R Block Mortgage is a client-friendly environment. "We are committed to find the mortgage product that best serves each of our individual clients," says Stacy Steckler, senior loan officer, Tampa, Fla.

"In our industry, the quality of service is what makes the difference. Our associates are our competitive advantage. They are empowered—and committed—to focus on the client."

Bob Dubrish | *president and chief executive officer, Option One Mortgage Corp.* | Irvine, Calif.

Mortgage services

Option One Mortgage Corp. has its own tradition of excellence and innovation, with a strong focus on the importance of people. "Even though it's an overused term, our associates are empowered and are self-starters. Everyone understands the big picture and is encouraged to initiate and implement projects that satisfy the company's goals," says Bill O'Neill, Option One's senior vice president and chief financial officer. "We live the company's values: 'Do what is ethical, fair and makes good business sense.' It permeates everything we do and every decision we make."

These values empower associates to take actions that benefit the client and the company. "When everyone in an organization shares common values, stays focused on common goals, and actively contributes to improving the company every day they come to work, great results are sure to follow," says Executive Vice President and Chief Operating Officer Steve Nadon. "The people who work here never lose sight of the reason we are in business, which is to serve the needs of our clients."

Strong values build a strong corporate culture. "Option One is a community. It seems like a 'mom and pop' business until you walk around and see how many people actually work here," says Cameron Bass-Jackson, customer service research representative, based in Irvine, Calif. In this environment, associates are confident to take action on behalf of the client. "Management gives us authority and trusts us to make sound decisions for the company. We always have their support when we need it," says Lesley Flournoy, a loan counselor in Irvine.

Consequently, Option One has established strong relationships with the brokers and mortgage companies that sell its loans to the consumer, as well as with the investment community that buys its mortgages.

"Option One has an excellent reputation. Investors who come on site to look around and get a feel for our atmosphere can see that Option One is unique. The company shows that it values the client and knows the client is who keeps us in business," says Summer Salinas, a portfolio counselor in the Collection Department, in Irvine. "We keep an open mind when dealing with each client. The circumstances vary and cover anything and everything you can imagine. The bottom line is that we work for the client," says Summer.

Associates have a client-friendly attitude. "The people in our call center answer calls with a smile. You can hear it in their voice when they're talking," says Martina Gonzales, customer service research specialist, also in Irvine.



above: Option One Mortgage Corp., Irvine, Calif.



"We're always working to make sure the clients know they are the ones we're in business for."

Martina Gonzales | *customer service research specialist, Option One Mortgage Corp.* | Irvine, Calif. | associate since 2000

below left: Summer Salinas, portfolio counselor, Option One Mortgage Corp., Irvine, Calif. below right: Steve Nadon, executive vice president and chief operating officer, Option One Mortgage Corp., Irvine, Calif.



Patrick Lindsey, senior manager, RSM McGladrey, Raleigh, N.C.

from left: Carol Thornton, director, Continuing Professional Education, RSM McGladrey, Minneapolis Don Marks, owner, Form Works, RSM McGladrey client, and Frank Compiani, economic unit managing director, RSM McGladrey, Fort Lauderdale, Fla. RSM McGladrey office, Raleigh, N.C.



"Our people drive our success. We bring integrity, commitment and industry knowledge to our business relationships, and we always strive to exceed our clients' expectations."

Patrick Lindsey | *senior manager, RSM McGladrey, Inc.* | Raleigh, N.C. | associate since 1992

Business services

RSM McGladrey consultants understand that their clients, the owners of mid-sized businesses, have challenges that go beyond tax and accounting issues. They're prepared to help clients solve a variety of business problems with industry-specific expertise, supplemented by access to outside resources.

Six years ago, McGladrey began a tax relationship with Don Marks, owner of Form Works, a mid-sized construction company in Fort Lauderdale, Fla., that has built many of south Florida's major arenas. As Form Works grew, its needs exceeded its in-house capabilities. The company turned to RSM McGladrey for help with its business planning and Human Resources administration, among other business issues.

"We offer Don a full spectrum of resources. He knows if he has a question on any operational or accounting issue, he can get an answer," says Mike Balter, a 12-year associate and managing director at RSM McGladrey.

"We serve as a proactive advisor to our clients, consulting on a range of services related to accounting and general business," says Frank Compiani, a 14-year associate and managing director of RSM McGladrey's economic unit in south Florida. "Many mid-market companies don't have a chief financial officer who can do the analyses necessary as a business evolves. If they need to acquire equipment, refinance or define employment processes, they look to us for support."

"We understand our clients' industries," says Morris Marshburn, senior managing director, RSM McGladrey, Raleigh, N.C. "We started out 12 years ago with one consumer finance client in our Raleigh division. Now we serve in advisory roles for many CEOs in consumer finance.

"Our industry relationships also encompass a close-knit network of banks, insurance companies, software companies and attorneys who specialize in consumer finance services," says Morris, who has been with RSM McGladrey since 1990.

Long-term client relationships are a big part of RSM McGladrey's success. "We've worked with some of our clients for 20 or 30 years, serving multiple generations within the company. Our team has changed, and theirs has changed, but the relationship between our organizations hasn't. We've helped some of our clients grow all the way from a 'mom and pop' operation to an initial public offering," says Michael Bohning, managing director of the RSM McGladrey economic unit in Kansas City, Mo.

FINANCIAL TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF EARNINGS

Amounts in thousands, except per share amounts

	Year Ended April 30		
	2002	2001	2000
REVENUES:			
Service revenues	**$ 2,333,064**	$ 2,179,896	$ 1,831,141
Gain on sale of mortgage loans	**456,958**	244,789	189,607
Interest income	**206,433**	279,833	193,129
Product sales	**127,226**	101,489	64,344
Royalties	**164,615**	149,683	138,903
Other	**29,440**	25,647	8,561
	3,317,736	2,981,337	2,425,685
OPERATING EXPENSES:			
Employee compensation and benefits	**1,308,705**	1,192,294	963,536
Occupancy and equipment	**305,387**	283,181	253,171
Operating interest	**24,629**	125,604	106,349
Other interest	**91,512**	116,947	48,678
Depreciation and amortization	**155,386**	205,608	147,218
Marketing and advertising	**155,729**	110,973	105,369
Supplies, freight and postage	**75,710**	70,440	64,599
Bad debt	**76,804**	84,422	51,719
Other	**408,446**	326,802	282,958
	2,602,308	2,516,271	2,023,597
Operating earnings	**715,428**	465,066	402,088
OTHER INCOME:			
Investment income, net	**3,097**	5,977	9,840
Other, net	**(1,685)**	2,035	338
	1,412	8,012	10,178
Earnings before income taxes	**716,840**	473,078	412,266
Taxes on earnings	**282,435**	196,330	160,371
NET EARNINGS BEFORE CHANGE IN ACCOUNTING PRINCIPLE	**434,405**	276,748	251,895
Cumulative effect of change in accounting principle for derivatives and hedging activities (less applicable income taxes of $2,717)	**-**	4,414	-
NET EARNINGS	**$ 434,405**	$ 281,162	$ 251,895
BASIC NET EARNINGS PER SHARE:			
Net earnings before change in accounting principle	**$ 2.38**	$ 1.50	$ 1.28
Cumulative effect of change in accounting principle	**-**	.03	-
Net earnings	**$ 2.38**	$ 1.53	$ 1.28
DILUTED NET EARNINGS PER SHARE:			
Net earnings before change in accounting principle	**$ 2.31**	$ 1.49	$ 1.27
Cumulative effect of change in accounting principle	**-**	.03	-
Net earnings	**$ 2.31**	$ 1.52	$ 1.27

See notes to consolidated financial statements on pages 52-78.

CONSOLIDATED BALANCE SHEETS

Amounts in thousands, except share and per share amounts

	April 30	
	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 436,145**	$ 187,616
Cash and cash equivalents – restricted	**152,173**	84,197
Marketable securities – available-for-sale	**-**	8,266
Marketable securities – trading	**28,370**	46,158
Receivables from customers, brokers, dealers and clearing organizations, less allowance for doubtful accounts of $1,785 and $1,692	**844,538**	1,310,804
Receivables, less allowance for doubtful accounts of $64,057 and $47,125	**368,345**	365,304
Prepaid expenses and other current assets	**415,572**	260,942
Total current assets	**2,245,143**	2,263,287
OTHER ASSETS		
Investments in available-for-sale marketable securities	**15,260**	31,559
Residual interests in securitizations	**365,371**	238,600
Intangible assets	**383,085**	402,209
Goodwill	**723,856**	649,617
Property and equipment, at cost less accumulated depreciation and amortization of $410,885 and $324,287	**286,500**	288,847
Other	**211,576**	239,586
	$ 4,230,791	$ 4,113,705
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable to customers, brokers and dealers	**$ 903,201**	$ 1,058,000
Accounts payable, accrued expenses and deposits	**410,622**	353,291
Accrued salaries, wages and payroll taxes	**253,401**	221,830
Accrued taxes on earnings	**252,822**	295,599
Current portion of long-term debt	**59,656**	51,763
Total current liabilities	**1,879,702**	1,980,483
LONG-TERM DEBT	**868,387**	870,974
OTHER NONCURRENT LIABILITIES	**113,282**	88,507
COMMITMENTS AND CONTINGENCIES (Note 19)		
STOCKHOLDERS' EQUITY		
Common stock, no par, stated value $.01 per share, authorized 500,000,000 shares	**2,179**	2,179
Convertible preferred stock, no par, stated value $.01 per share, authorized 500,000 shares	**-**	-
Additional paid-in capital	**468,052**	419,957
Accumulated other comprehensive income (loss)	**44,128**	(42,767)
Retained earnings	**1,767,702**	1,449,022
Less cost of common stock in treasury	**(912,641)**	(654,650)
Total stockholders' equity	**1,369,420**	1,173,741
	$ 4,230,791	$ 4,113,705

See notes to consolidated financial statements on pages 52-78.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in thousands

	Year Ended April 30		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	**$ 434,405**	$ 281,162	$ 251,895
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	**155,386**	205,608	147,218
Provision for bad debt	**76,804**	84,422	51,719
Accretion of acquisition liabilities	**11,700**	11,863	10,641
Provision for deferred taxes on earnings	**30,136**	(38,870)	(30,098)
Net (gain) loss on sale of operating units	**1,666**	(2,040)	14,501
Cumulative effect of change in accounting principle	**-**	(4,414)	-
Net gain on sale of marketable securities	**(423)**	(17,744)	(11,697)
Accretion of residual interests in securitizations	**(50,583)**	(21,824)	(25,176)
Adjustments to fair value of residual interests in securitizations	**30,987**	9,467	14,186
Tax benefit from stock option exercises	**57,809**	2,235	3,736
Changes in assets and liabilities, net of acquisitions:			
Cash and cash equivalents – restricted	**(67,976)**	(51,014)	(33,183)
Receivables from customers, brokers, dealers and clearing organizations	**465,926**	1,544,640	(893,435)
Receivables	**(132,548)**	(480,032)	(416,160)
Mortgage loans held for sale:			
Originations and purchases	**(11,771,688)**	(7,254,552)	(5,967,895)
Sales and principal repayments	**11,780,758**	7,336,659	6,442,094
Marketable securities – trading	**17,788**	(755)	6,899
Prepaid expenses and other current assets	**(179,694)**	(88,515)	(52,551)
Accounts payable to customers, brokers and dealers	**(154,799)**	(1,512,200)	868,012
Accounts payable, accrued expenses and deposits	**57,608**	133,695	10,202
Accrued salaries, wages and payroll taxes	**31,751**	48,901	13,683
Accrued taxes on earnings	**(42,777)**	66,465	68,316
Other, net	**(10,790)**	(4,806)	(19,920)
Net cash provided by operating activities	**741,446**	248,351	452,987
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of available-for-sale securities	**(7,241)**	(10,636)	(14,281)
Maturities of available-for-sale securities	**75,320**	21,524	68,261
Sales of available-for-sale-securities	**23,173**	356,192	211,836
Purchases of property and equipment, net	**(111,775)**	(92,411)	(145,753)
Payments made for business acquisitions, net of cash acquired	**(46,738)**	(21,143)	(971,802)
Proceeds from sale of operating units	**121**	23,200	-
Other, net	**8,107**	(21,969)	1,800
Net cash provided by (used in) investing activities	**(59,033)**	254,757	(849,939)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayments of notes payable	**(10,622,011)**	(18,219,741)	(50,800,661)
Proceeds from issuance of notes payable	**10,622,011**	17,935,944	51,012,519
Proceeds from issuance of long-term debt	**-**	-	495,800
Payments on acquisition debt	**(50,594)**	(68,743)	(4,730)
Dividends paid	**(115,725)**	(108,374)	(105,480)
Payments to acquire treasury shares	**(462,938)**	(222,895)	(50,654)
Proceeds from issuance of common stock	**195,233**	19,550	33,222
Other, net	**140**	2,049	(29,586)
Net cash provided by (used in) financing activities	**(433,884)**	(662,210)	550,430
Net increase (decrease) in cash and cash equivalents	**248,529**	(159,102)	153,478
Cash and cash equivalents at beginning of the year	**187,616**	346,718	193,240
Cash and cash equivalents at end of the year	**$ 436,145**	$ 187,616	$ 346,718
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Income taxes paid	**$ 236,784**	$ 150,784	$ 122,447
Interest paid	**105,072**	230,448	141,577

See notes to consolidated financial statements on pages 52-78.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Amounts in thousands, except per share amounts

	Common Stock		Convertible Preferred Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Treasury Stock		Total Equity
	Shares	Amount	Shares	Amount				Shares	Amount	
Balances at April 30, 1999	217,945	$ 2,179	–	$ –	$ 420,658	$ (23,400)	$1,129,819	(22,687)	$ (467,269)	$1,061,987
Net earnings for the year	–	–	–	–	–	–	251,895	–	–	–
Unrealized loss on translation	–	–	–	–	–	(2,647)	–	–	–	–
Change in net unrealized gain on marketable securities	–	–	–	–	–	(194)	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–	249,054
Stock options exercised	–	–	–	–	(1,567)	–	–	2,047	42,268	40,701
Restricted stock granted	–	–	–	–	200	–	–	86	1,781	1,981
Stock issued for acquisition	–	–	–	–	1,306	–	–	951	19,694	21,000
Conversion of Convertible Preferred Stock	–	–	–	–	(3)	–	–	1	3	–
Acquisition of treasury shares	–	–	–	–	–	–	–	(2,273)	(50,654)	(50,654)
Cash dividends paid – $.538 per share	–	–	–	–	–	–	(105,480)	–	–	(105,480)
Balances at April 30, 2000	217,945	2,179	–	–	420,594	(26,241)	1,276,234	(21,875)	(454,177)	1,218,589
Net earnings for the year	–	–	–	–	–	–	281,162	–	–	–
Unrealized loss on translation	–	–	–	–	–	(11,864)	–	–	–	–
Change in net unrealized gain on marketable securities	–	–	–	–	–	(4,662)	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–	264,636
Stock options exercised	–	–	–	–	(68)	–	–	1,001	19,121	19,053
Restricted stock granted	–	–	–	–	(382)	–	–	114	2,252	1,870
Stock issued for ESPP	–	–	–	–	(187)	–	–	55	1,049	862
Acquisition of treasury shares	–	–	–	–	–	–	–	(13,632)	(222,895)	(222,895)
Cash dividends paid – $.5875 per share	–	–	–	–	–	–	(108,374)	–	–	(108,374)
Balances at April 30, 2001	217,945	2,179	–	–	419,957	(42,767)	1,449,022	(34,337)	(654,650)	1,173,741
Net earnings for the year	–	–	–	–	–	–	**434,405**	–	–	–
Unrealized loss on translation	–	–	–	–	–	**(875)**	–	–	–	–
Change in net unrealized gain on marketable securities	–	–	–	–	–	**87,770**	–	–	–	–
Comprehensive income	–	–	–	–	–	–	–	–	–	**521,300**
Stock options exercised	–	–	–	–	**47,590**	–	–	**9,662**	**202,500**	**250,090**
Restricted stock granted	–	–	–	–	**237**	–	–	**17**	**400**	**637**
Stock issued for ESPP	–	–	–	–	**268**	–	–	**97**	**2,047**	**2,315**
Acquisition of treasury shares	–	–	–	–	–	–	–	**(12,259)**	**(462,938)**	**(462,938)**
Cash dividends paid – $.63 per share	–	–	–	–	–	–	**(115,725)**	–	–	**(115,725)**
Balances at April 30, 2002	**217,945**	**$ 2,179**	**–**	**$ –**	**$ 468,052**	**$ 44,128**	**$1,767,702**	**(36,820)**	**$ (912,641)**	**$1,369,420**

See notes to consolidated financial statements on pages 52-78.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

H&R Block, Inc. is a diversified company with subsidiaries that deliver tax services and financial advice, investment and mortgage products and services, and business, accounting and consulting services. For nearly 50 years, the Company has been developing relationships with millions of tax clients and its strategy is to expand on these relationships.

H&R BLOCK'S MISSION

"To help our clients achieve their financial objectives by serving as their tax and financial partner."

H&R BLOCK'S VISION

"To be the world's leading provider of financial services through tax and accounting based advisory relationships."

Overview

The principal business activity of the Company's operating subsidiaries is providing tax and financial services to the general public. The Company does business in the following reportable operating segments:

U.S. tax operations: This segment primarily consists of the Company's tax businesses – which served 17.1 million and 16.9 million taxpayers in its retail tax offices in fiscal year 2002 and 2001, respectively — more than any other tax services company.

International tax operations: This segment is primarily engaged in providing local tax return preparation, filing and related services in Canada, Australia and the United Kingdom.

Mortgage operations: This segment is primarily engaged in the origination, servicing, and sale of a broad range of mortgage products.

Investment services: This segment is primarily engaged in offering investment advice and related financial services and securities products.

Business services: This segment is primarily engaged in providing accounting, tax, consulting, payroll, employee benefits and capital markets services to business clients and tax, estate planning, financial planning, wealth management and insurance services to individuals.

New accounting standards

In May 2001, the Company elected early adoption of Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 141" and "SFAS 142"). SFAS 141 addresses financial accounting and reporting for business combinations and replaces APB Opinion No. 16, "Business Combinations" ("APB 16"). SFAS 141 no longer allows the pooling of interests method of accounting for acquisitions, provides new recognition criteria for intangible assets and carries forward without reconsideration the guidance in APB 16 related to the application of the purchase method of accounting. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and replaces APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets should be accounted for upon their acquisition and after they have been initially recognized in the financial statements. Additionally, the new standard provides specific guidance on measuring goodwill for impairment at least annually. The adoption of SFAS 141 and 142 has had a significant effect on the consolidated statement of earnings for fiscal year 2002, due to the cessation of amortization of goodwill beginning May 1, 2001.

Had the provisions of SFAS 141 and 142 been applied for the years ended April 30, 2001 and 2000, the Company's net earnings and net earnings per basic and diluted share would have been as follows:

	Year Ended April 30					
	2001			2000		
	Net earnings	Basic per share	Diluted per share	Net earnings	Basic per share	Diluted per share
Net earnings:						
As reported	$ 281,162	$ 1.53	$ 1.52	$ 251,895	$ 1.28	$ 1.27
Add amortization (net of tax):						
Goodwill	29,509	.16	.16	22,859	.12	.12
Assembled workforce	15,733	.09	.09	7,813	.04	.04
Management infrastructure	902	–	–	677	–	–
Trade name	1,722	.01	.01	1,291	.01	.01
Adjusted net earnings	$ 329,028	$ 1.79	$ 1.78	$ 284,535	$ 1.45	$ 1.44

In May 2001, the Company adopted Emerging Issues Task Force Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 addresses how the holder of beneficial interests should recognize cash flows on the date of a securitization transaction, how interest income is recognized over the life of the interests and when securities must be written down to fair value due to other than temporary impairments. The adoption of EITF 99-20 did not have a material impact on the consolidated financial statements.

On February 1, 2002, the Company adopted Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EITF 01-9"). EITF 01-9 addresses sales incentives such as discounts, coupons or rebates offered to customers of retailers or other distributors and the income statement classifications of these items. Based on EITF 01-9, these items are recorded as a reduction of revenues. The Company has historically recorded these items as expenses in its U.S. and international tax operations. The adoption of EITF 01-9 had no impact on net earnings. All years presented have been restated to reflect the adoption of this guidance. Revenues and expenses were reduced by $43.5 million, $32.6 million and $35.3 million for fiscal years 2002, 2001 and 2000, respectively, due to the adoption of EITF 01-9.

On February 1, 2002, the Company adopted Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" ("EITF 01-14"). EITF 01-14 establishes requirements that must be met to record out-of-pocket expenses as either net in revenues or as expenses. The Company has out-of-pocket expenses associated with its Business services segment and has historically recorded them net in revenues. Based on EITF 01-14, the Company now records these as gross revenues and expenses. There is no impact to net earnings as a result of adoption of EITF 01-14. All years presented have been restated to reflect the adoption of this guidance. Revenues and expenses were increased by $17.8 million, $12.3 million and $9.1 million for fiscal years 2002, 2001 and 2000, respectively, due to the adoption of EITF 01-14.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), effective for the Company's fiscal year beginning May 1, 2002. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The adoption of SFAS 144 will not have a material effect on the consolidated financial statements.

RESULTS OF OPERATIONS

The analysis that follows should be read in conjunction with the tables below and the consolidated statements of earnings. All amounts in the following tables are in thousands, except as noted.

On May 1, 2001, the Company adopted a new methodology for allocation of corporate services and support costs to business units. The change was made to more accurately reflect the costs attributable to each business segment. Fiscal year 2001 segment results have been adjusted to reflect this allocation methodology. Fiscal year 2000 has not been adjusted, as the effects of the new methodology were not material to segment pretax earnings or operating margins.

CONSOLIDATED H&R BLOCK, INC.

	Year Ended April 30		
	2002	2001	2000
REVENUES:			
U.S. tax operations	**$ 1,830,752**	$ 1,622,636	$ 1,397,475
International tax operations	**78,710**	78,469	79,814
Mortgage operations	**734,890**	415,802	355,429
Investment services	**250,685**	472,425	268,376
Business services	**416,926**	386,168	319,923
Corporate operations	**5,773**	5,837	4,668
	$ 3,317,736	$ 2,981,337	$ 2,425,685
EARNINGS (LOSS):			
U.S. tax operations	**$ 533,468**	$ 434,067	$ 319,992
International tax operations	**7,093**	6,024	4,869
Mortgage operations	**339,388**	137,992	88,574
Investment services	**(54,862)**	9,298	41,226
Business services	**22,716**	15,953	17,111
Corporate operations	**(56,133)**	(30,899)	(22,476)
Interest expense–acquisition debt	**(79,002)**	(98,759)	(56,118)
Investment income, net	**3,097**	5,977	9,840
Intercompany interest	**1,075**	(6,575)	9,248
Earnings before income taxes	**716,840**	473,078	412,266
Taxes on earnings	**282,435**	196,330	160,371
Net earnings before change in accounting principle	**434,405**	276,748	251,895
Cumulative effect of change in accounting principle	**-**	4,414	-
Net earnings	**$ 434,405**	$ 281,162	$ 251,895
Basic net earnings per share	**$ 2.38**	$ 1.53	$ 1.28
Diluted net earnings per share	**$ 2.31**	$ 1.52	$ 1.27

Fiscal 2002 compared to fiscal 2001

Consolidated revenues for fiscal year 2002 increased 11.3% primarily due to increases in Mortgage operations and U.S. tax operations. Mortgage operations and U.S. tax operations increased revenues by $319.1 million and $208.1 million, respectively. Also contributing to the increase was Business services, which reported an 8.0% increase over the prior year. These increases were partially offset by a decline in Investment services revenues of $221.7 million.

The Company reported pretax earnings of $716.8 million for fiscal year 2002 compared to $473.1 million in the prior year. The improvement over the prior year is primarily from the Mortgage operations segment that reported earnings of $339.4 million, a $201.4 million improvement over last year. In addition, U.S. tax operations reported an improvement of 22.9% or $99.4 million over the prior year. Somewhat offsetting these improvements was a decline of $64.2 million from fiscal 2001 for Investment services. In addition, the adoption of SFAS 141 and 142 positively impacted the year-over-year pretax earnings increase by $62.4 million.

The effective income tax rate decreased from 41.5% last year to 39.4% this year. The decrease in the effective tax rate is primarily due to tax planning initiatives and the reduction in non-deductible goodwill and other intangible asset amortization related to the adoption of SFAS 141 and 142.

Net earnings were $434.4 million, or $2.31 per diluted share compared to earnings of $281.2 million, or $1.52 per diluted share for the year ended April 30, 2001. The adoption of SFAS 141 and 142 improved net earnings over the prior year by $47.9 million, or $.26 per diluted share.

The Company's performance as measured by earnings before interest (including interest expense on acquisition debt, investment income and interest allocated to operating business units), taxes, depreciation and amortization ("EBITDA") improved $165.2 million to $952.4 million compared to $787.2 million in the prior year. Management utilizes EBITDA to evaluate the performance of its operating segments as an approximate measure of cash flow generation. The Company's operations have not historically been capital intensive, and EBITDA also removes the effects of purchase accounting. The calculation of EBITDA may not be comparable to the calculation of EBITDA by other companies, and it is a non-GAAP financial measure.

In addition, the Company continues to measure its performance based on the calculation of earnings excluding the after-tax impact of amortization of acquired intangible assets. Net earnings, excluding the after-tax impact of this expense, were $474.3 million, or $2.52 per diluted share in fiscal 2002, compared to $366.6 million, or $1.98 per diluted share last year. This calculation is a non-GAAP financial measure.

Fiscal 2001 compared to fiscal 2000

Consolidated revenues for fiscal year 2001 increased 22.9% to $3.0 billion compared to $2.4 billion in the previous year due primarily to increases in U.S. tax operations, Mortgage operations and Investment services. The increase related to Investment services is due to the inclusion of a full twelve months of operations in fiscal 2001 compared to only five months in fiscal 2000.

Pretax earnings of $473.1 million increased 14.8% compared to fiscal 2000 due to improved performance within U.S. tax operations and Mortgage operations, which were partially offset by lesser performance within Investment services and higher interest expense on acquisition debt.

The effective tax rate increased from 38.9% to 41.5% in fiscal 2001 as a result of a full year of non-deductible intangible asset and goodwill amortization resulting from the acquisition of OLDE Financial Corporation, compared with five months of amortization in fiscal year 2000.

Net earnings increased 11.6% to $281.2 million, or $1.52 per diluted share, from $251.9 million, or $1.27 per diluted share in fiscal 2000. The Company's fiscal 2001 results include two one-time items — the implementation of SFAS 133, an additional $.03 per diluted share, and an accrual for settlement of litigation brought against the Company, a reduction of $.05 per diluted share. Excluding the effects of these one-time items, diluted earnings per share was $1.54, a 21.3% increase over fiscal 2000.

The Company's performance as measured by EBITDA improved $189.2 million to $787.2 million compared to $598.0 million in fiscal 2000. Net earnings from continuing operations before change in accounting principle, excluding the after-tax impact of amortization of acquired intangible assets, were $362.2 million, or $1.96 per diluted share in 2001, compared to $304.4 million, or $1.54 per diluted share in the prior year, increases of 19.0% and 27.3%, respectively.

U.S. TAX OPERATIONS

This segment is primarily engaged in providing tax return preparation, filing, and related services in the United States. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices. This segment also includes the Company's tax preparation software – TaxCut® from H&R Block, other personal productivity software, online tax preparation through a tax professional (whereby the client fills out an online tax organizer and sends it to a tax professional for preparation), online do-it-yourself tax preparation, online professional tax review and online tax advice through the hrblock.com website.

In addition, the Company offers Refund Anticipation Loan ("RAL") products to its tax clients through a relationship with Household Bank, f.s.b. ("Household"). The Company buys participation interests in RALs made by Household (49.9% and 25.0% for RALs facilitated at company-owned offices and in major franchise offices, respectively). Revenue from participation is calculated as the Company's percentage participation multiplied by the fee the customer pays Household for the RAL. The fee the customer pays for the RAL is set by Household and is based on the dollar amount of the RAL.

This tax season, U.S. tax operations began offering new products to bring additional value to H&R Block's client base. For the first time, tax offices offered a new RAL product – an "instant RAL." With an "instant RAL," clients who qualify receive a check for loan proceeds upon the completion of their tax return and do not need to return to the office a second time to pick up their check. In its initial tax season, 193 thousand "instant RALs" were provided. In addition, tax offices offered a new product to those clients whose tax returns reflect a balance due the Internal Revenue Service ("IRS"). Clients who qualify can receive a line of credit from Household that can be used to pay a balance due the IRS. This line of credit has "same as cash" terms for 90 days. Unlike the traditional RAL products, the Company does not have a participation interest in these lines of credit. Twenty-two thousand of these balance due products were provided in fiscal 2002.

The e-commerce business also offered new tax and advice products to its clients. This year, both software and online users had the opportunity to have an H&R Block tax professional review their return and provide feedback to them prior to filing. In addition, all software and online clients had the opportunity to open an Express IRA account and to receive a free financial plan through H&R Block Financial Advisors, Inc.

	Year Ended April 30		
U.S. Tax Operations | Operating Statistics	**2002**	2001	2000
(in 000s except average fee and offices)			
Tax returns prepared:			
Company-owned offices	**10,431**	10,275	10,230
Franchise offices	**6,468**	6,167	6,046
	16,899	16,442	16,276
Clients served:			
Company-owned offices	**10,513**	10,425	10,479
Franchise offices	**6,635**	6,458	6,454
E-commerce*	**1,489**	1,264	821
	18,637	18,147	17,754
Tax returns filed electronically:			
Company-owned offices	**9,057**	8,635	8,292
Franchise offices	**5,222**	4,693	4,300
E-commerce*	**1,361**	1,196	817
	15,640	14,524	13,409
Average fee per client served (in offices):			
Company-owned	**$ 129.61**	$ 118.19	$ 106.08
Franchise offices	**109.51**	101.11	93.80
	$ 121.83	$ 111.65	$ 101.40
Offices:			
Company-owned	**5,017**	5,060	5,162
Franchise	**3,998**	4,012	4,048
	9,015	9,072	9,210

* *Includes on-line completed and paid returns and e-filings for software clients.*

U.S. Tax Operations | Financial Results	*Year Ended April 30* 2002	2001	2000
Tax preparation and related fees	**$ 1,364,673**	$ 1,237,622	$ 1,108,666
Royalties	**154,780**	140,146	128,870
RAL participation fees	**159,965**	133,710	89,761
Software sales	**54,301**	44,138	26,161
Other	**97,033**	67,020	44,017
Total revenues	**1,830,752**	1,622,636	1,397,475
Compensation and benefits	**598,355**	561,962	517,968
Occupancy and equipment	**186,998**	172,572	173,656
Depreciation and amortization	**39,871**	55,346	55,814
Cost of software sales	**19,425**	17,549	12,202
Bad debt	**38,235**	55,391	32,540
Supplies, freight and postage	**35,989**	32,520	34,806
Other	**145,525**	121,478	137,643
Allocated corporate and shared costs	**232,886**	171,751	112,854
Total expenses	**1,297,284**	1,188,569	1,077,483
Pretax earnings	**$ 533,468**	$ 434,067	$ 319,992
Operating margin	**29.1%**	26.8%	22.9%
EBITDA	**$ 592,726**	$ 503,958	$ 386,515

Fiscal 2002 compared to fiscal 2001

Tax preparation and related fees generated by company-owned offices increased 10.3% to $1.4 billion during fiscal year 2002 compared to fiscal year 2001. This increase is primarily attributable to a 1.5% increase in returns prepared in company-owned offices combined with the 9.7% increase in the average fee on those returns. The average fee earned during 2002 was $129.61 compared to $118.19 earned last year. The average fee benefited from the first time inclusion of a federal rebate credit form, increased usage of the child tax credit form and other overall increases in client complexity.

Royalties from franchises of $154.8 million increased proportionately with the increase in total tax preparation and related fees generated from company-owned offices. Franchise offices experienced a 4.9% increase in tax returns prepared to 6.5 million during fiscal 2002 compared to last year. The average fee in franchise offices increased 8.3% to $109.51 as compared to the prior year.

The total number of clients served in company-owned and franchise offices and in e-commerce operations was 18.6 million compared to 18.1 million in fiscal 2001. The average fee per client served was $121.83, up 9.1% over the prior year.

Revenues from participation in RALs increased $26.3 million, or 19.6%, to $160.0 million compared to the prior year. This increase is attributable to a 16.6% increase in the number of RALs in which the Company participated to 4.7 million and a 2.6% increase in pricing. The increased price was driven by an increase in the average refund amount and favorable changes in product mix resulting in a gross revenue per RAL of $33.67, which is up 2.8% over last year.

Software revenues increased 23.0% over last year to $54.3 million. The increase is primarily due to an increase in the number of units sold and an increase in electronic filing charges. Software units sold increased 6.6%, from 2.9 million to 3.0 million units, primarily due to TaxCut State, TaxCut Home & Business and legal products.

During the tax season, revenues from the Company's e-commerce initiatives improved over the prior year with increases in the number of "Online Tax Preparation" ("OTP"), "Professional Tax Service" ("PTS") and "Review" clients. Revenues from these initiatives are included in other revenues.

In addition, revenues of $44.4 million from the Peace of Mind warranty program, which increased $10.9 million, helped drive the increase in other revenues due to the increase in the number of warranties sold compared to last year. The increase in the number of warranties sold is due to both an increase in the number of returns prepared, as well as an increase in the percent of clients that purchased the warranty from 21.9% in the prior year, to 26.6% in fiscal 2002.

Total expenses increased 9.1% to $1.3 billion during the year ended April 30, 2002 compared to the year ended April 30, 2001. This increase is due to a 35.6% increase in allocated and shared costs primarily related to marketing and technology development, which increased $39.2 million and $16.8 million, respectively. The higher marketing costs are due to the Company's increased advertising initiatives this year. In addition, compensation and benefits and occupancy and equipment increased as a direct result of the increase in revenues. Offsetting these increases was lower bad debt expense associated with participation in RALs which declined $15.2 million to $9.4 million due to a more favorable collection rate in the current year. A problem with the IRS debt indicator last tax season increased bad debt expense in fiscal 2001. The IRS debt indicator identifies outstanding debts owed by the borrower to the IRS or other government entities. In addition, depreciation and amortization expense decreased by 28.0% to $39.9 million primarily due to lower goodwill amortization of $11.0 million related to the adoption of SFAS No. 141 and 142 and certain assets becoming fully depreciated at the end of the prior fiscal year.

Pretax earnings for fiscal year 2002 were $533.5 million, an increase of 22.9% compared to $434.1 million for fiscal year 2001. The segment's operating margin improved to 29.1% in fiscal 2002 compared to 26.8% in fiscal 2001.

Fiscal 2001 compared to fiscal 2000

Tax preparation and related fees increased 11.6% to $1.2 billion during fiscal year 2001 compared to fiscal year 2000. This increase is primarily due to a .4% increase in tax returns prepared in company-owned offices combined with an 11.4% increase in the average fee on those returns. The increase in the average fee was due to a planned price increase, a shift in customer mix to those with more complex returns and the reduction of price discounting at the point of sale.

The number of clients served by company-owned operations increased 3.4% to 11.7 million due principally to increases in e-commerce clients. In addition, the number of tax returns filed electronically increased 7.9% in company-owned operations, resulting in the electronic filing of 84.1% of all returns processed in company-owned operations.

Royalties from franchises of $140.1 million increased 8.8% during fiscal year 2001 compared to fiscal year 2000. Franchise offices experienced a 2.0% increase in tax returns prepared to 6.2 million during fiscal 2001 compared to the prior year. The average fee earned during fiscal 2001 was $101.11, an increase of 7.8% compared to the prior year.

Revenues from participations in RALs increased $43.9 million over fiscal year 2000. This increase is a result of both increases in the average revenue per RAL by 43.9% and the number of RALs by 2.7%. The increase in pricing is due to adjustments made to offset the increased risk of bad debt resulting from the IRS's heightened review of returns containing earned income tax credits.

Also contributing to the increase in revenues were software sales, which increased 68.7% due mainly to a change in our pricing strategy that lowered our retail price per federal unit, but included an additional fee for state products.

Pretax earnings increased 35.7% to $434.1 million compared to $320.0 million in fiscal 2000. The increase is largely due to the increase in revenues as well as effective expense control. As a result of expense control, the segment's operating margin improved to 26.8% in fiscal 2001 compared to 22.9% in fiscal 2000.

INTERNATIONAL TAX OPERATIONS

This segment is primarily engaged in providing local tax return preparation, filing and related services in Canada, Australia and the United Kingdom. In addition, Overseas operations include company-owned and franchise offices in eight countries that prepare U.S. tax returns for U.S. citizens living abroad. This segment served 2.3 million taxpayers in fiscal 2002 and 2001. Tax-related service revenues include fees from company-owned tax offices and royalties from franchise offices.

The Company's operations in this segment are transacted in the local currencies of the countries in which it operates, therefore the results can be affected by the translation into U.S. dollars. The continued strength of the U.S. dollar during the year had the impact of lowering reported revenues and reducing earnings and losses.

International Tax Operations | Financial Results	2002	2001	2000
	Year Ended April 30		
Canada	**$ 55,753**	$ 56,075	$ 59,398
Australia	**17,701**	17,939	17,573
United Kingdom	**1,112**	1,763	1,595
Overseas	**4,144**	2,692	1,248
Total revenues	**78,710**	78,469	79,814
Canada	**7,728**	5,556	3,291
Australia	**2,912**	3,472	3,189
United Kingdom	**(2,536)**	(1,602)	(1,958)
Overseas	**1,682**	846	347
Allocated corporate and shared costs	**(2,693)**	(2,248)	–
Pretax earnings	**$ 7,093**	$ 6,024	$ 4,869
EBITDA	**$ 11,947**	$ 11,453	$ 10,363

Fiscal 2002 compared to fiscal 2001

International revenues totaled $78.7 million in fiscal 2002 compared to $78.5 million last year. Overseas revenues improved by 53.9% primarily from strong revenues in Puerto Rico. The increase was partially offset by unfavorable currency exchange rates in Australia and Canada.

Pretax earnings increased 17.7% to $7.1 million from $6.0 million last year.

The improvement in pretax earnings for Canada of 39.1% is primarily attributed to lower real estate and occupancy costs, lower bad debt expense and other cost control. Although revenue in local currency increased compared to last year, the number of regular and discounted tax returns prepared declined 1.8%.

Australian results were negatively affected by an unfavorable currency exchange rate, as well as additional costs attributed to the opening of thirteen new offices in July 2001. The number of tax returns prepared remained constant with the prior year.

The United Kingdom's pretax loss increased by 58.3% to $2.5 million compared to last year, driven primarily by business restructuring and the write-off of intangible assets of $800 thousand.

The improvement in pretax earnings for Overseas is attributed to a 28.4% increase in tax returns prepared, primarily in Puerto Rico.

Fiscal 2001 compared to fiscal 2000

International revenues decreased by 1.7% to $78.5 million from $79.8 million in fiscal year 2000. The decrease was driven primarily by unfavorable changes in currency exchange rates and management's decision to reduce the non-profitable early discounted return business in Canada.

Pretax earnings increased 23.7% to $6.0 million from $4.9 million in fiscal 2000, in spite of the unfavorable changes in currency exchange rates.

The improved performance in Canada is primarily attributable to business management and effective cost control mainly in marketing, labor and supplies.

The Australian results were negatively affected by the unfavorable change in the currency exchange rates as the pretax results improved by 26.6% in Australian currency. These results were driven primarily by a 6.7% increase in the number of returns processed.

The United Kingdom pretax loss decreased by 18.2% primarily reflecting ongoing efforts to close non-profitable offices while increasing business volume.

The Overseas improvement of 143.8% is attributable to a 51% increase in return volume, primarily in Puerto Rico, as a child tax credit program was introduced in fiscal 2001.

MORTGAGE OPERATIONS

Through Option One Mortgage Corporation and H&R Block Mortgage Corporation, this segment offers a wide range of home mortgage products. This segment is primarily engaged in the origination, servicing and sale of nonconforming and conforming mortgage loans. This segment offers a flexible product line to borrowers who are creditworthy but do not meet traditional underwriting criteria, through a network of mortgage brokers. Conforming mortgage loan products, as well as the same flexible product line available through brokers, are offered through some H&R Block Financial Advisors branch offices and H&R Block Mortgage Corporation retail offices.

A primary source of revenue for this segment is the recognition of gains on sales of mortgage loans. This segment also holds residual interests in securitized mortgage loans in which cash flows are received over the life of the loans. The subsequent securitization of these residual interests in the form of a net interest margin bond ("NIM") results in the receipt of a substantial portion of the cash from the residual at the closing of the NIM transaction, rather than over the actual life of the loans.

During fiscal 2002, the Company's residual interests performed better than expected primarily due to lower interest rates, as well as lower loan losses and prepayments to date than originally projected in the valuation models. The lower rates reduced the interest payments to the bondholders, thereby allowing the bondholders and residual interest holders to receive cash related to principal and interest payments, respectively, earlier than expected in the valuation models. As a result of these items and in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company recorded pretax mark-to-market write-up adjustments in the fair value of its residual interest of $151.1 million during fiscal 2002. These write-ups are recorded, net of deferred taxes, in other comprehensive income and are then accreted into income throughout the remaining life of those residual interests. Future changes in interest rates or other assumptions could cause additional adjustments to the fair value of the residual interests and would cause changes to the accretion of these residual interests in future periods.

One of the Company's core strategic objectives is creating a financial partnership with its tax clients through delivery of advice, coupled with the products and services needed to act on that advice. The Company's initiative to serve the mortgage needs of its tax clients through its retail mortgage operations resulted in 43.2% of all retail loans, and 7.3% of all loans originated during fiscal year 2002, coming from H&R Block tax clients, compared to 29.4% and 5.0%, respectively, in fiscal year 2001.

Management utilizes operating profit margin to evaluate this segment's performance. Operating profit margin is defined as pretax earnings before goodwill amortization divided by volume of loans originated.

Mortgage Operations | Operating Statistics	Year Ended April 30 2002	2001	2000
(in 000s except # of loans originated and average servicing portfolio)			
# of loans originated:			
Wholesale	**74,208**	49,805	47,390
Retail	**15,125**	10,254	6,702
Total	**89,333**	60,059	54,092
Volume of loans originated:			
Wholesale	**$ 9,457,331**	$ 5,289,715	$ 4,903,459
Retail	**1,995,842**	1,235,186	794,202
Total	**$ 11,453,173**	$ 6,524,901	$ 5,697,661
Loan sales	**$ 11,440,190**	$ 6,009,544	$ 6,080,162
# of loans serviced	**209.6**	173.9	114.4
Average servicing portfolio (billions)	**$ 19.9**	$ 15.9	$ 8.8

Mortgage Operations I Financial Results	Year Ended April 30 2002	2001	2000
Gain on sale of mortgage loans	$ 456,958	$ 244,789	$ 189,607
Loan servicing	147,162	110,222	62,510
Interest income	127,860	57,517	102,156
Other	2,910	3,274	1,156
Total revenues	734,890	415,802	355,429
Compensation and benefits	181,630	128,683	103,049
Variable servicing and processing	86,146	34,620	20,338
Occupancy and equipment	30,700	23,683	15,462
Interest	4,955	13,727	56,988
Bad debt	25,442	16,153	8,808
Amortization of acquisition intangibles	-	13,577	13,760
Other	63,509	45,465	48,450
Allocated corporate and shared costs	3,120	1,902	-
Total expenses	395,502	277,810	266,855
Pretax earnings	$ 339,388	$ 137,992	$ 88,574
Operating profit margin*	2.96%	2.32%	1.80%
EBITDA	$ 354,141	$ 160,805	$ 108,885

**Operating profit margin is pretax earnings before goodwill amortization divided by volume of loans originated.*

Fiscal 2002 compared to fiscal 2001

Revenues increased by $319.1 million or 76.7%, to $734.9 million, for the year ended April 30, 2002 compared to the previous year. The increase is primarily due to an increase in production volume, higher interest income, a favorable secondary market environment and a larger servicing portfolio.

Revenues related to the sale of mortgage loans increased by $212.2 million or 86.7% to $457.0 million over the prior year resulting from a significant increase in loan origination volume and better pricing execution on mortgage loan sales. During fiscal year 2002, the Company's loan origination volume increased 75.5% over last year. The increase in loan production is a result of an increase in the average loan size, an increase in the size of the sales force, an improvement in the closing ratio and to a lesser extent, the declining interest rate environment. The average loan size increased to $128 thousand from $109 thousand in fiscal 2001 and the closing ratio improved to 50.3% from 44.9% in the prior year. The total execution price for fiscal year 2002 was 4.30% compared to 3.71% for last year. The execution price is defined as the total premium received divided by the total balance of loans sold. The better execution price is partially attributable to the declining interest rate environment that has the effect of widening spreads on mortgage loan sales, as well as better structuring of the deals. Somewhat offsetting the increase in the gain on sale were losses of $31.0 million that were recorded in 2002 related to adverse changes in the timing and amount of cash flows on certain residual interests.

Servicing revenues increased $36.9 million to $147.2 million for the year ended April 30, 2002 as compared to the same period last year. The increase reflects a higher average loan servicing portfolio balance. The average servicing portfolio for the twelve-month period increased 25.2% compared to the same period last year.

Interest income for the year ended April 30, 2002 was $127.9 million, an increase of $70.3 million or 122.3% over the prior year. This increase is primarily the result of the declining interest rate environment, which improves the excess retained interest spread earned. The excess retained interest spread for fiscal year 2002 was 5.58% compared to 2.65% for last year. Also contributing to the increase in interest income is higher accretion income on residual interests during fiscal year 2002.

Pretax earnings increased $201.4 million or 146.0%, to $339.4 million for the year ended April 30, 2002. The improved performance is primarily due to the increase in revenues as discussed above. In addition to higher loan volumes, improved closing ratios and focus on operating efficiencies helped drive a decline in the net cost of origination. The increase in compensation and benefits is due to an increase in the number of employees supporting the increase in volumes. The increase in variable servicing and processing expense is due to the increase in the size of the servicing portfolio and a $11.6 million write-down of mortgage servicing rights ("MSRs") and other servicing related assets recorded in fiscal 2002 to reflect a change in the assumptions underlying the related loan portfolios. The year ended April 30, 2002 also benefited by $13.6 million in reduced goodwill amortization compared to the prior year from the adoption of SFAS 141 and 142.

Fiscal 2001 compared to fiscal 2000

Revenues increased 17.0% to $415.8 million in fiscal year 2001 compared with fiscal 2000. The increase was primarily due to an increase in production volume, a favorable secondary market environment and a larger servicing portfolio, which was partially offset by lower interest income.

Revenues related to the sale of mortgage loans increased $55.2 million over fiscal 2000 resulting from favorable secondary market pricing on mortgage loan sales. During fiscal 2001, the Company originated $6.5 billion in mortgage loans compared to $5.7 billion in fiscal year 2000. The total execution price representing gain on sale of mortgage loans for the fiscal year ended April 30, 2001 was 3.71% compared to 3.73% for the fiscal year ended April 30, 2000.

Servicing revenues increased 76.3% to $110.2 million over fiscal 2000. The increase was principally attributable to a higher average loan servicing portfolio balance, increased servicing operations efficiencies and an increase in the collection of borrower late fees. The average loan servicing portfolio for the year of $15.9 billion compared to $8.8 billion in fiscal 2000. These increases in revenues were partially offset by the winding down of certain mortgage activities during fiscal year 2001.

Pretax earnings increased $49.4 million or 55.8% to $138.0 million for the year ended April 30, 2001. The improved performance was primarily due to the increased revenues discussed above. The decrease in both interest income and interest expense was a result of a move to off-balance sheet arrangements for the funding of mortgage loans. Utilizing the off-balance sheet arrangements, the Company essentially no longer incurs short-term borrowings to fund its mortgage loans. Also see Mortgage operations discussion in the Financial Condition section which discusses the off-balance sheet arrangements.

INVESTMENT SERVICES

This segment is primarily engaged in offering investment advice and services through H&R Block Financial Advisors, Inc. ("HRBFA"), a full-service securities broker. Financial planning, investment advice, related financial services and securities products are offered through approximately 1,600 financial advisors at over 600 branch offices located throughout the United States. Some HRBFA offices are co-located with tax and mortgage offices to offer customers one location for their financial service needs.

The Company's Express IRA product allows clients to use all or part of their income tax refund to fund an IRA account. The Express IRA is funded initially with an FDIC insured money market fund. Clients then have the option of moving the funds to an HRBFA brokerage account, where they can receive advice about financial planning and other financial vehicles including mutual funds, stocks, bonds and annuities. During the 2002 tax season, Express IRA was launched in all tax services regions whereas in the 2001 tax season, this product was only offered in a portion of the country. One hundred and twenty-nine thousand five hundred and seventy-six Express IRA accounts were opened during fiscal 2002. Another key cross-organizational initiative is the creation and testing of the Tax Professional / Financial Advisor ("TPFA") program, whereby tax professionals are trained and become licensed financial advisors in order to provide clients with financial advice. In fiscal 2001, the pilot year, 430 TPFAs generated 4,846 investment-related accounts (accounts opened). In fiscal 2002, 654 TPFAs have helped clients open 6,160 investment-related accounts.

Several other new products were introduced or expanded during fiscal year 2002. Annuities were added to the product line in January 2001. The Company currently conducts annuity business in twenty-one states, but is licensed in forty states, and will continue to add additional states to distribute the product. In the fall of 2000, the Company began offering online accounts to its customers. The number of online trades represents 8.5% of total trades for the year ended April 30, 2002. Accounts with cash management features including an ATM/Check card were offered for the first time in July 2001. In the third quarter of fiscal 2002, the Company launched fee-based accounts. The Investment services segment has yet to experience significant revenues from the majority of these initiatives due to the early stages of their introduction.

Investment Services | Operating Statistics	2002	2001	2000*
	Year Ended April 30		
(actual amounts, except as indicated)			
Customer trades	1,447,513	2,361,809	1,855,038
Customer daily average trades	5,767	9,410	17,500
Average commission per trade	$ 62.03	$ 67.38	$ 61.84
Number of active accounts	695,355	619,846	658,343
Average trades per active account per year	2.08	3.81	2.82
Ending balance of assets under administration (billions)	$ 25.5	$ 31.5	$ 44.0
Average assets per active accounts	$ 36,672	$ 50,817	$ 66,765
Ending debit balances (000s)	$ 801,000	$ 1,299,600	$ 2,843,300
Ending credit balances (000s)	$ 825,100	$ 824,000	$ 990,300

* *Fiscal year 2000 includes statistics from the date of acquisition of OLDE Financial Corporation on December 1, 1999.*

Investment Services | Financial Results	2002	2001	2000
	Year Ended April 30		
Margin interest income	$ 67,849	$ 211,128	$ 83,955
Less: interest expense	(14,744)	(106,265)	(41,563)
Net interest income	53,105	104,863	42,392
Commission income	103,976	166,362	125,689
Fee income	25,257	26,271	11,692
Firm trading income	44,861	63,298	46,566
Other	8,742	5,366	474
Total revenues**	235,941	366,160	226,813
Commissions	46,490	68,099	55,327
Other variable expenses	9,266	16,342	12,743
Total variable expenses	55,756	84,441	68,070
Operating margin	180,185	281,719	158,743
Compensation and benefits	93,314	93,592	43,842
Occupancy and equipment	29,106	28,804	12,551
Depreciation and amortization	20,416	17,840	6,058
Amortization of acquisition intangibles	29,450	47,530	19,605
Other	48,067	58,834	35,461
Allocated corporate and shared costs	14,694	25,821	–
Total fixed expenses	235,047	272,421	117,517
Pretax earnings (loss)	$ (54,862)	$ 9,298	$ 41,226
EBITDA	$ (2,680)	$ 76,587	$ 66,889

** *Total revenues, less interest expense.*

Fiscal 2002 compared to fiscal 2001

Investment services revenues, net of interest expense, for the year ended April 30, 2002 compared to the same period last year decreased 35.6% to $235.9 million from $366.2 million. Operating results for Investment services have declined primarily due to weakening trading activity and poor investor sentiment. The economic slow-down that began in the summer of 2000 continued through fiscal year 2002. The events of September 11th and notable business failures disrupted the market and exacerbated the decline in investor confidence. As a result, Investment services has been experiencing a steep decline in trading volumes. Concurrently, customer margin balances have significantly declined throughout fiscal 2002. The Company measures the profitability of margin lending activities through the net interest margin. Net interest margin is defined as interest earned on the average margin loan balance, less the cost of funding these loans. Related to the declining margin balances, interest expense, which is mainly comprised of interest paid on customer credit balances and interest paid for securities lending which is used to finance customer margin balances, has declined in fiscal 2002. Revenues are closely linked with the overall performance of market indices and management believes that when investors are once again confident in the market, margin lending and stock transactions will increase, which will positively affect this segment's results.

Net interest income. Margin interest income declined $143.3 million to $67.8 million for fiscal year 2002. The decrease in margin interest income was primarily attributed to the decline in margin balances and to a lesser extent, lower interest rates. Customer margin balances have declined from an average of $2.4 billion for the year ended April 30, 2001 to an average of $1 billion in fiscal 2002. Total interest expense decreased $91.5 million or 86.1% to $14.7 million from $106.3 million for fiscal year 2002. Interest paid on customer credit balances decreased 65.1% to $11.0 million. The decrease is due to lower interest rates. Balances fell from an average of $900 million in fiscal 2001 to an average of $807 million for fiscal 2002, a decline of 10.3%. Interest paid on securities lending decreased 95% to $3.7 million. In addition to a decline in interest rates, the lower expense is attributable to the decline in customer margin balances. Because stock loans are used to finance the margin-lending portfolio, the decline in the portfolio has reduced the need for this financing. Net interest margin declined from 2.9% for fiscal year 2001 to 1.06% for 2002.

Trading Volume. Total customer trades for fiscal year 2002 were 1.4 million, a decline of 38.7% from the previous year of 2.4 million customer trades. As a result, commission income decreased $62.4 million or 37.5% to $104.0 million from $166.4 million. The average commission per trade declined 7.9% reflecting lower dollar volume trades as compared to the previous year.

Firm Trading. Overall principal trading revenue, including equities, fixed income trading, underwriting, and unit investment trusts, decreased 29.1% to $44.9 million. Equity unit investment trusts ("UITs") decreased 87.1% or $15.6 million and equity trading declined 78.2% or $18.7 million. Client demand for equity UITs fell as many equity UITs have substantially declined from initial offering prices in late fiscal 2000 and early fiscal 2001. Partially offsetting these declines, underwriting revenues increased by $11.5 million or 195.3% from fiscal year 2001, primarily due to increased demand for Trust Preferred Debt Securities. More clients have shown a greater interest in fixed rate capital securities due to the current equity market conditions. Firm trading revenues also reflect the negative impact of decimalization and the closing down of the principal equity trading operations. Decimalization replaced fractional trading for listed equities on January 29, 2001 and for NASDAQ equities on April 9, 2001. The impact of decimalization reduced the spread between the bid and ask prices, reducing revenue opportunities. As a consequence, the principal equity trading operations of HRBFA were closed in April 2002. Exit costs of approximately $1 million were recorded in fiscal year 2002 as a result of this action.

Pretax results for Investment services for fiscal year 2002 compared to the prior year decreased $64.2 million to a loss of $54.9 million from pretax earnings of $9.3 million. The decrease is primarily attributed to the decline in customer trading and customer margin activity. Total expenses decreased by 18.5% to $290.8 million from $356.9 million due primarily to a decrease in commission expense, litigation settlements, and the amortization of intangible assets. The decrease in commission expense paid to financial advisors was due to the decline in trading. At the end of fiscal year 2001, HRBFA agreed to settle a class action lawsuit filed against OLDE Discount Corporation ("OLDE"), predecessor to HRBFA. HRBFA denied liability with respect to these claims, but determined to settle the matter to avoid the costs, expenses, and distractions of further litigation. HRBFA distributed $21 million to a claims administrator agreed upon by the parties for distribution to class members, after satisfaction of attorneys' fees and administrative expenses. The Company accrued $16.8 million related to this settlement in fiscal 2001. As a result of the adoption of SFAS 141 and 142, Investment services amortization of acquired intangible assets declined by $18.1 million from 2001 to 2002.

Investment services has been undergoing process re-engineering and consolidation efforts to streamline certain activities and related cost structures. As a result of these efforts, a reduction in workforce occurred in April 2001, October 2001 and April 2002. The Company incurred related severance charges of approximately $3 million and $1.6 million in fiscal 2002 and 2001, respectively.

Key to Investment services' future success is retention of its financial advisors. As a result of meeting certain three-year production goals set at the time of acquisition, certain long-term advisors are eligible to receive a one-time retention payment. The accrual of this payment negatively impacted fourth quarter 2002 results by $6.4 million. The retention period is through December 31, 2002 with a payment to be made at the beginning of calendar year 2003.

Fiscal 2001 compared to fiscal 2000

Investment services revenues, net of interest expense, for fiscal 2001 increased 61.4% to $366.2 million from $226.8 million. The increase is attributable primarily to the acquisition of OLDE Financial Corporation on December 1, 1999, and reflects a full twelve months of revenues and expenses for the acquired companies in fiscal year 2001 as compared with only five months for fiscal year 2000.

Net interest income. Customer margin interest income increased for fiscal year 2001. The increase is due to twelve months of revenue for 2001 compared to five months of revenue for 2000. Margin balances had fallen dramatically from $2.8 billion at the end of fiscal 2000 to $1.3 billion at the end of fiscal 2001. However, average margin balances for the five months of fiscal 2000 compared to the twelve months of fiscal year 2001 were similar, $2.5 billion compared with $2.4 billion. Interest expense increased $64.7 million or 155.7% to $106.3 million from $41.6 million. Interest expense paid on customer credit balances was $31.6 million for 2001 and $16.5 million for the five months of 2000. Customer credit balances averaged $900 million for 2001 and averaged $1.1 billion for 2000. Interest expense on securities loaned was $74.6 million for 2001 and $25.0 million for the five months of 2000. Net interest margin improved from 2.5% to 2.9% as reliance on higher-cost funding sources decreased.

Trading Volume. In line with the market's general decline for the period, the Company's average trading volumes fell by more than 46% as measured by average trades per day. However, the average commission per trade rose reflecting a general increase in commission charges.

Pretax earnings for this segment decreased by 77.4% to $9.3 million from $41.2 million earned in fiscal 2000. The decrease in pretax earnings is primarily attributable to lower trading volume, an increase in the amortization of acquired intangible assets and a litigation settlement. In the former case, there were twelve months of acquired intangible asset amortization in fiscal year 2001, whereas in fiscal 2000 there were only five months. In the latter case, HRBFA agreed to settle a class action lawsuit filed against OLDE. HRBFA denied liability with respect to these claims, but determined to settle the matter to avoid the costs, expenses, and distractions of further litigation. HRBFA distributed $21 million to a claims administrator agreed upon by the parties for distribution to class members, after satisfaction of attorneys' fees and administrative expenses. The Company accrued $16.8 million related to this settlement in fiscal 2001.

In an effort to improve profitability due to weak market conditions, in April 2001 Investment services reduced its workforce by 6%, which resulted in a one-time charge of $1.6 million related to severance costs.

BUSINESS SERVICES

This segment is primarily engaged in providing accounting, tax, consulting, payroll, employee benefits and capital markets services to business clients and tax, estate planning, financial planning, wealth management and insurance services to individuals.

In December 2001, the Company made two acquisitions that provide opportunities to capitalize on existing client relationships by providing value-added services. The Company acquired a controlling interest in MyBenefitSource Inc., an integrated payroll and benefits processing company, with an option to acquire the remaining shares. The Company also acquired 100% of Equico Resources, LLC ("Equico"), a valuation, merger and acquisition consulting firm. These acquisitions were accounted for as purchases, and the results of operations for these businesses have been consolidated in the segment's financial results since acquisition. Cash payments related to these acquisitions totaled $28.5 million, with expected additional cash payments of $31.0 million to be made over the next five years. The purchase agreements also provide for possible future contingent consideration based on achieving certain revenue, profitability and working capital targets over the next six years, and such consideration will be treated as purchase price if paid.

In addition, the Company has acquired several accounting firms during fiscal year 2002 which have initiated a geographic presence in the Seattle and San Francisco metropolitan areas and expanded its existing presence in the New York City and Dallas metropolitan areas.

	Year Ended April 30		
Business Services | Financial Results	**2002**	2001	2000
Accounting, consulting and tax	**$ 368,593**	$ 332,099	$ 277,624
Product sales	**19,062**	20,960	16,533
Management fee income	**11,700**	11,467	17,341
Other	**17,571**	21,642	8,425
Total revenues	**416,926**	386,168	319,923
Compensation and benefits	**265,960**	240,660	182,592
Occupancy and equipment	**19,957**	24,792	28,444
Depreciation and amortization	**7,063**	7,208	6,286
Marketing and advertising	**6,285**	5,485	4,758
Bad debt	**11,353**	9,164	5,598
Amortization of acquisition intangibles	**14,276**	31,576	22,786
Other	**67,738**	49,814	52,348
Allocated corporate and shared costs	**1,578**	1,516	-
Total expenses	**394,210**	370,215	302,812
Pretax earnings	**$ 22,716**	$ 15,953	$ 17,111
Operating margin	**5.4%**	4.1%	5.3%
EBITDA	**$ 44,106**	$ 54,774	$ 46,171

Fiscal 2002 compared to fiscal 2001

Business services revenues of $416.9 million increased 8.0% from $386.2 million in the prior year. This increase was due to the addition of new firms and revenue from tax consulting and wealth management services. The effect of acquisitions completed in fiscal year 2002 plus the full year for mergers completed in fiscal year 2001, net of the sale of the businesses in fiscal year 2001, was to increase revenue for the year by $24.8 million. Growth from tax consulting and wealth management services was $8.3 million. Billed "out-of-pocket" expenses that are presented as revenues and expenses under EITF 01-14, were $5.4 million higher in fiscal 2002 than in the prior year. Partially offsetting these increases, revenue from core tax services and general business consulting services declined $9.8 million from the prior year. A recession in manufacturing and a continuing cautious business environment have contributed to weakness in the segment's business consulting services in the current fiscal year.

Pretax earnings improved 42.2% from $16.0 million in the prior year to $22.7 million in fiscal 2002. The improvement in pretax earnings is largely related to the adoption of SFAS 141 and 142, representing an improvement to the year-over-year comparison of $19.3 million. This increase was partly offset by $6.7 million relating to operating losses for MyBenefitSource and Equico during the year. In addition, fiscal 2001 included a gain on the sale of the assets of KSM Business Services, Inc. of $2.0 million.

Fiscal 2001 compared to fiscal 2000

Business services revenues of $386.2 million increased 20.7% from $319.9 million in fiscal year 2000. The increase in revenues over the prior year is primarily attributable to the inclusion of RSM McGladrey for twelve months as compared to nine months for the previous year, contributing $43.8 million to the increase, and growth in services of $44.7 million. The growth in services includes extended tax consulting services and insurance alliance revenues. In addition, newly acquired firms, net of the revenues lost from sold offices contributed to the increase. These increases were partially offset by a decrease in revenue from technology consulting fees associated with year 2000 engagements, the decision to close certain unprofitable technology consulting practices, and the change in organizational structure that affected attest revenues discussed in the next paragraph.

As of April 30, 2001, the operations of five of the original regional accounting firms acquired were merged into RSM McGladrey, the national accounting firm that acquired substantially all of the non-attest assets of McGladrey & Pullen, LLP on August 2, 1999. Prior to the mergers, for certain of the regional accounting firms, the Company was required, in accordance with Emerging Issues Task Force Issue No. 97-2, "Application of FASB Statement No. 94 and APB Opinion No. 16 to Physician Practice Management Entities and Certain Other Entities with Contractual Management Arrangements," to consolidate revenues and expenses from the non-attest business that the Company owned and the attest business of firms located in Kansas City, Chicago, Baltimore and Philadelphia that the Company did not own, but for whom it performed management services. Revenues are no longer consolidated in fiscal 2001 as a result of the change in organizational structure.

Pretax earnings for fiscal 2001 declined $1.2 million, or 6.8%, from fiscal 2000. This is primarily due to a $3.5 million loss from RSM McGladrey during the first quarter of fiscal 2001 that was not experienced in the prior year due to the timing of the acquisition. Earnings from newly acquired firms and net growth from the core business offset this loss.

CORPORATE OPERATIONS

This segment consists primarily of corporate support departments which provide services to the Company's operating segments. These support departments consist of marketing, information technology, facilities, human resources, supply, executive, legal, finance and corporate communications. These support department costs are largely allocated to the Company's operating segments. The Company's captive insurance and franchise financing subsidiaries are also included within this segment.

As previously discussed, the Company adopted a new methodology for allocation of corporate services and support costs to business units. The change was made to more accurately reflect each business segment's performance. Fiscal year 2001 segment results have been restated based on this allocation methodology.

	Year Ended April 30		
Corporate Operations & Interest Expense on Acquisition Debt I Financial Results	**2002**	2001	2000
Total revenues	**$ 5,773**	$ 5,837	$ 4,668
Compensation and benefits	**89,552**	69,597	38,895
Occupancy and equipment	**23,676**	17,576	7,098
Depreciation and amortization	**25,130**	18,375	10,987
Marketing and advertising	**102,896**	68,691	41,229
Other	**89,308**	90,060	56,688
Allocated corporate and shared costs	**(268,656)**	(227,563)	(127,753)
Total expenses	**61,906**	36,736	27,144
Pretax loss	**$ (56,133)**	$ (30,899)	$ (22,476)
Interest expense on acquisition debt	**$ 79,002**	$ 98,759	$ 56,118

Fiscal 2002 compared to fiscal 2001

The pretax loss for fiscal 2002 increased $25.2 million to $56.1 million compared to fiscal 2001. The increase is primarily due to higher employee benefit expenses and an increase in unallocated research and development activity. The decrease in interest expense on acquisition debt is attributable to lower financing costs and payment of a portion of the acquisition debt in fiscal 2002.

Fiscal 2001 compared to fiscal 2000

The pretax loss for fiscal 2001 increased 37.5% to $30.9 million from $22.5 million in the prior year. The increase is primarily a result of higher employee costs and interest expense related to borrowings for funding of operations, including share repurchases. Interest expense on acquisition debt increased $42.6 million in fiscal 2001 compared to fiscal 2000. The increase is primarily attributable to a full year of financing costs associated with the acquisition of OLDE in December 1999 compared with only five months in fiscal 2000.

FINANCIAL CONDITION

The Company's liquidity needs are met through a combination of operational cash flows, commercial paper ("CP") issuance, HRBFA client account assets and stock loans, and for the Mortgage segment, a mix of whole loan sales and residual securitizations.

OPERATING NET CASH INFLOWS

Operating cash flows totaled $741.4 million, $248.4 million and $453.0 million in fiscal years 2002, 2001 and 2000, respectively. These net cash inflows from operations are generated by the various segments, the largest provider of which is U.S. tax operations. While annual operating cash flows are positive, the seasonal nature of U.S. tax operations results in a negative operating cash flow through the first three quarters of the fiscal year and then a large positive operating cash flow in the fourth quarter. Management views these cash flows as stable.

The following table calculates net operating free cash flow, which reflects the strong cash flows generated by the Company's business. In addition, the table highlights management's capital allocation decisions.

	Year Ended April 30		
	2002	2001	2000
Net earnings	**$ 434,405**	$ 281,162	$ 251,895
Depreciation and amortization	**155,386**	205,608	147,218
Capital expenditures	**(111,775)**	(92,411)	(145,753)
Debt payments	**(55,845)**	(72,579)	(4,730)
Contingent payments on prior acquisitions	**(16,833)**	(5,145)	–
Net other balance sheet changes	**198,717**	133,542	288,168
Net operating free cash flow	**604,055**	450,177	536,798
Other sources (uses) of cash:			
Short term financing	**-**	(283,797)	211,858
Proceeds from long term debt issuance	**-**	-	495,800
Business acquisitions	**(29,905)**	(15,998)	(971,802)
Proceeds from issuance of common stock	**195,233**	19,550	33,222
Tax benefit on stock option exercises	**57,809**	2,235	3,736
Purchases of treasury stock	**(462,938)**	(222,895)	(50,654)
Dividends paid	**(115,725)**	(108,374)	(105,480)
	(355,526)	(609,279)	(383,320)
Net increase (decrease) in cash and cash equivalents	**$ 248,529**	$ (159,102)	$ 153,478

COMMERCIAL PAPER ISSUANCE

The Company participates in the $1.4 trillion United States commercial paper market to meet operating cash needs and to fund its RAL participation. This participation is executed through Block Financial Corporation ("BFC"), a wholly owned subsidiary of the Company. The following chart provides the debt ratings for BFC as of April 30, 2002:

	Short -Term	Long-Term
S&P	A-2	BBB+
Moody's	P-2	A3
Fitch	F-1	A
DBRS*	R-1 (low)	A

**Dominion Bond Rating Service of Canada – used for Canadian commercial paper issuance.*

The Company incurs short-term borrowings throughout the year primarily to fund receivables associated with its Business services segment, mortgage loans held for sale, participation in RALs and seasonal working capital needs. Because of the seasonality of U.S. tax operations, the Company has had intra-year short-term borrowings, which peaked at $2.2 billion in February 2002 primarily due to RALs. No commercial paper was outstanding at fiscal year-end 2002 and 2001.

The Company's commercial paper issuances are supported by unsecured committed lines of credit ("CLOCs"). The United States issuances are supported by a $1.93 billion CLOC from a consortium of twenty banks. The $1.93 billion CLOC is subject to annual renewal in October of 2002, and has a one-year term-out provision with a maturity date of October 2003. The Canadian issuances are supported by a $125 million credit facility provided by one bank. This line is subject to a minimum net worth covenant. The Canadian CLOC is subject to annual renewal in December of 2002. There are no rating contingencies under the CLOCs. In addition, the Company entered into a $500 million CLOC during the peak RAL season, which expired in February 2002. An additional CLOC for $500 million was also in place for RAL season in fiscal 2001. These CLOCs remain undrawn at April 30, 2002.

Management believes the commercial paper market to be stable. Risks to the stability of the Company's commercial paper market participation would be a short-term rating downgrade below A2/P2/F2, resulting from adverse changes in the Company's financial performance, non-renewal of the $1.93 billion CLOC in October 2003, and operational risk within the commercial paper market such as the events on September 11. Management believes if any of these events were to occur, the CLOCs, to the extent available, could be used for an orderly exit from the commercial paper market, though at a higher cost to the Company. Additionally, the Company could turn to its other sources of liquidity, including cash, other uncommitted bank borrowings, medium- and long-term debt issuance and asset securitization.

OTHER OBLIGATIONS AND COMMITMENTS

In April 2000, the Company issued $500 million of 8½% Senior Notes, due 2007. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the initial short-term borrowings for the OLDE Financial Corporation acquisition.

In October 1997, the Company issued $250 million of 6¾% Senior Notes, due 2004. The Senior Notes are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings that initially funded the acquisition of Option One Mortgage Corporation ("Option One").

As of April 30, 2002, the Company had $250 million remaining under its shelf registration of debt securities for additional debt issuance.

Long-term debt at April 30, 2002 was comprised of the $750 million of Senior Notes described above, future payments related to the acquisitions of RSM McGladrey and other accounting firms, capital lease obligations and mortgage notes. The Company's debt to total capital ratio was 40.4% at April 30, 2002, compared with 44.0% at April 30, 2001.

Business services has commitments to fund certain attest entities, that are not consolidated, related to accounting firms it has acquired. Commitments also exist to loan up to $40 million to McGladrey & Pullen, LLP on a revolving basis through July 31, 2004, subject to certain termination clauses. This revolving facility bears interest at the prime rate plus four and one-half percent on the outstanding amount and a commitment fee of one-half percent per annum on the unused portion of the commitment.

In connection with the Company's acquisition of the non-attest assets of McGladrey & Pullen, LLP ("McGladrey") in August 1999, the Company assumed certain pension liabilities related to McGladrey's retired partners. The Company makes payments in varying amounts on a monthly basis. Included in other noncurrent liabilities at April 30, 2002 and 2001 are $25,655 and $31,360, respectively, related to this liability.

In connection with the Company's Business services acquisitions, the purchase agreements provide for possible future contingent consideration which is based on achieving certain revenue, profitibility and working capital requirements over the next six years.

A summary of the Company's obligations and commitments to make future payments is as follows:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 749,859	$ 1,123	$ 252,311	$ 496,425	$ -
Capital lease obligations	13,942	940	926	1,035	11,041
Operating leases	525,201	170,959	219,440	73,410	61,392
Acquisition payments	164,242	57,593	74,752	31,897	-
Total contractual cash obligations	$ 1,453,244	$ 230,615	$ 547,429	$ 602,767	$ 72,433

LIQUIDITY BY STRATEGIC BUSINESS UNIT

U.S. tax operations:

U.S. tax operations is the largest provider of operating cash flows to the Company. Free cash flow, defined as U.S. tax operations' net earnings plus amortization and depreciation expense, was $382.5 million in fiscal 2002 and $323.8 million in fiscal 2001. Relative to revenues of $1.8 billion and $1.6 billion in fiscal 2002 and 2001, free cash flow represents 20.9% and 20.0% of revenues, respectively. Management believes these cash flows to be predictable and recurring in nature.

RAL participation funding totaled $4.6 billion in fiscal 2002, compared with $3.6 billion in fiscal 2001. The peak RAL-related receivable balance was $1.6 billion in fiscal 2002. These participation interests were funded by operating cash flows and commercial paper borrowings. Interest expense related to the RAL product was $3.9 million and $3.3 million in fiscal years 2002 and 2001, respectively.

International tax operations:

International tax operations are generally self-funded. Cash flows are held in Canada, Australia and the United Kingdom independently and in local currencies and are not repatriated. H&R Block Canada has a $125 million commercial paper program. At April 30, 2002, there was no commercial paper outstanding. The peak borrowing during fiscal year 2002 was $43.0 million.

Mortgage operations:

Through Option One and H&R Block Mortgage Corporation, this segment primarily originates, services, and sells non-conforming and conforming mortgage loans. In an effort to reduce the Company's capital investment in its mortgage operations, the Company entered into third-party off-balance sheet arrangements beginning in April 2000, renewable annually. The arrangements, which are not guaranteed by the Company, have freed up cash and short-term borrowing capacity ($1.1 billion at April 30, 2002), improved liquidity and flexibility, and reduced balance sheet risk, while providing stability and access to liquidity in the secondary market for mortgage loans. See note 5 in the consolidated financial statements for additional information on the Company's residuals.

The Company originates mortgage loans and sells most loans the same day in a whole-loan sale to a third-party trust ("Trust"). The sale is recorded in accordance with Statement of Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The Trust purchases the loans from the Company utilizing warehouse facilities the Company has not guaranteed. The warehouse facilities are provided by two third-party financial institutions that have each provided $1 billion. These facilities are subject to various performance triggers and limits, and financial covenants including tangible net worth and leverage ratios. Option One is well within the range of these triggers. The Trust is solely responsible for paying principal and interest on the warehouse financing arrangement. As a result of the whole-loan sale to the Trust, the Company records a receivable from the Trust for the present value of the portion of the net spread (the difference between the note rate on the loans and the financing cost of the trust) plus prepayment penalty income. This receivable is included in prepaid and other current assets on the consolidated balance sheets. The Company then pledges its receivable and the Trust pledges the related mortgage loans to a securitization trust to reconstitute the loans. The securitization trust then securitizes the reconstituted mortgage loans. At this point, the Company's receivable is recharacterized as a residual interest from the securitized mortgage loans. These residual interests are classified as trading and are included in marketable securities-trading on the consolidated balance sheets.

To enable the Company to accelerate a significant portion of the cash flow from residual interests rather than over the life of the securitization, the Company securitizes its residual interests in a net interest margin ("NIM") transaction. From the NIM transaction, the Company receives cash and retains a much smaller residual interest. Generally, these residuals do not begin to receive cash collections for two to three years. These residual interests are classified as available-for-sale.

The Company began receiving cash collections from its residual interests in fiscal 2002 which reduces the outstanding balance of the residuals. Cash received on these residual interests for fiscal 2002 was $67.1 million.

The Company has commitments to fund mortgage loans of $1.7 billion at April 30, 2002, subject to contract verification. External market forces impact the probability of loan commitments being closed, and therefore, total commitments outstanding do not necessarily represent future cash requirements. If the loan commitments are exercised, they will be funded in the manner described above.

The mortgage segment regularly sells whole loans as a source of liquidity for its prime and non-prime mortgages. Whole loan sales in fiscal year 2002 were $11.4 billion compared with $6.0 billion in 2001. Additionally, the Company provides the mortgage division a $150 million line of credit for working capital needs.

Management believes the sources of liquidity available to the mortgage operations segment are predictable and sufficient for its needs. Risks to the stability of these sources include external events impacting the asset-backed securities market. The liquidity available from the NIM transactions is also subject to external events impacting this market. These external events include but are not limited to spread widening, adverse changes in the perception of the non-prime industry or in the regulation of non-prime lending and reduction in the availability of third parties that provide credit enhancement. Performance of the NIM transactions will also impact the segment's future participation in these markets. The warehouse facilities used by the Trust are subject to annual renewal in April and any of the above events could lead to difficulty in renewing the lines. These risks are mitigated by the availability of whole-loan sales and financing provided by the Company.

Investment services:

Liquidity needs relating to client trading and margin-borrowing activities are met primarily through cash balances in brokerage client accounts and working capital. Management believes these sources of funds will continue to be the primary sources of liquidity for HRBFA. Stock loans are often used as a secondary source of funding as well.

HRBFA is subject to regulatory requirements that are intended to ensure the general financial soundness and liquidity of broker-dealers.

HRBFA is required to maintain minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934 and has elected to comply with the alternative capital requirement, which requires a broker-dealer to maintain net capital equal to the greater of $1 million or 2% of the combined aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 5% of combined aggregate debit items or $1 million. At April 30, 2002, HRBFA's net capital of $143.5 million, which was 16.42% of aggregate debit items, exceeded its minimum required net capital of $17.5 million by $126.0 million.

To manage short-term liquidity, HRBFA maintains a $300 million unsecured credit facility with BFC, its immediate corporate parent. Additionally, HRBFA maintains a $50 million uncommitted, collateralized pledge facility for settlement purposes with the clearing organizations. As of April 30, 2002 and 2001, there were no outstanding balances on these facilities.

Securities borrowed and securities loaned transactions are generally reported as collateralized financings. These transactions require the Company to deposit cash and/or collateral with the lender. Securities loaned consist of securities owned by customers, which were purchased on margin. When loaning securities, the Company receives cash collateral approximately equal to the value of the securities loaned. The amount of cash collateral is adjusted, as required, for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuate as short-term interest rates change.

To satisfy the margin deposit requirement of client option transactions with the Options Clearing Corporation ("OCC"), HRBFA pledges customers' margined securities. Pledged securities at April 30, 2002 totaled $42.8 million, an excess of $4.0 million over the margin requirement. In April 2001, HRBFA provided the OCC with letters of credit of $68.0 million to satisfy the $63.8 million margin requirement. The letters of credit were collateralized by customers' margined securities.

Management believes the funding sources for HRBFA are stable. Liquidity risk within HRBFA is primarily limited to maintaining sufficient capital levels to obtain securities lending liquidity to support margin borrowing by customers.

Business services:

Business services funding requirements are largely related to "work in process." A line of credit is available from the Company sufficient to cover this unit's working capital needs.

Business services has commitments to fund certain attest entities, that are not consolidated, related to accounting firms it has acquired. Commitments also exist to loan up to $40 million to McGladrey & Pullen, LLP on a revolving basis through July 31, 2004, subject to certain termination clauses. This revolving facility bears interest at the prime rate plus four and one-half percent on the outstanding amount and a commitment fee of one-half percent per annum on the unused portion of the commitment.

Business services also has future obligations that are summarized in the table above under "Other Obligations and Commitments."

CAPITAL RESOURCES

Cash provided by operations totaled to $741.4 million during fiscal 2002 as compared to $248.4 million in the prior year. Cash provided by operations was impacted by the net profits from operations of $434.4 million for fiscal 2002 compared to a net profit of $281.2 million in fiscal 2001.

Cash expenditures during fiscal year 2002 relating to investing and financing activities include the purchase of property and equipment ($111.8 million), business acquisitions ($46.7 million), payments on acquisition debt ($50.6 million), payment of dividends ($115.7 million) and the acquisition of treasury shares ($267.7 million net of the proceeds from issuance of common stock).

Cash and cash equivalents, including restricted balances, totaled $588.3 million at April 30, 2002. HRBFA held $256.8 million of the $588.3 million, of which $108.0 million was segregated in a special reserve account for the exclusive benefit of customers pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (restricted cash). The HRBFA restricted cash balance has grown from $16.0 million at the beginning of fiscal 2002 to $108.0 million at April 30, 2002. Customer credit balances have become larger than customer debit balances due to the significant decline in margin loan balances resulting from the slowing economy, while customer credit balances have increased slightly during the period. The remaining cash and cash equivalents held by HRBFA reflect excess cash remaining from the firm and clients after funding margin debits and security settlements. Restricted cash held by Mortgage operations totaled $32.1 million at April 30, 2002 as a result of cash held for outstanding commitments to fund mortgage loans. Restricted cash of $12.0 million at April 30, 2002 held by Business services is related to funds held to pay payroll taxes on behalf of their customers. The remaining balance of cash and cash equivalents held reflects net operational cash flow.

Working capital increased to $365.4 million at April 30, 2002 from $282.8 million at April 30, 2001. The working capital ratio at April 30, 2002 is 1.19 to 1, compared to 1.14 to 1 at April 30, 2001. Historically, a large portion of tax return preparation occurs in the fourth quarter and has the effect of increasing certain assets and liabilities during the fourth quarter, including cash and cash equivalents, receivables, accrued salaries, wages and payroll taxes and accrued taxes on earnings.

In March 2000, the Company's Board of Directors approved an authorization to repurchase up to 12 million shares of its common stock. Repurchases under the March 2000 authorization were completed in September 2001. On September 12, 2001, the Company's Board of Directors authorized the repurchase of an additional 15 million shares of common stock. During fiscal 2002, the Company repurchased 12.2 million shares (split-adjusted) pursuant to these authorizations at an aggregate price of $462.5 million or an average price of $37.76 per share. There are approximately 8.5 million shares remaining under the September 2001 authorization. The Company plans to continue to purchase its shares on the open market in accordance with this authorization, subject to various factors including the price of the stock, the ability to maintain progress toward a financial and capital structure that will support a mid single A rating (Moody's — A2; Standard & Poors — A; and Fitch — A), the availability of excess cash, the ability to maintain liquidity and financial flexibility, securities laws restrictions and other investment opportunities available.

FORWARD-LOOKING INFORMATION

The Notes to the Consolidated Financial Statements, as well as other information contained in this Annual Report to Shareholders may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are based upon current information, expectations, estimates and projections regarding the Company, the industries and markets in which the Company operates, and management's assumptions and beliefs relating thereto. Words such as "will," "plan," "expect," "remain," "intend," "estimate," "approximate," and variations thereof and similar expressions are intended to identify such forward-looking statements. These statements speak only as of the date on which they are made, are not guarantees of future performance, and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such forward-looking statements. Such differences could be caused by a number of factors including, but not limited to, the uncertainty of laws, legislation, regulations, supervision and licensing by Federal, state and local authorities and their impact on any lines of business in which the Company's subsidiaries are involved; unforeseen compliance costs; changes in economic, political or regulatory environments; changes in competition and the effects of such changes; the inability to implement the Company's strategies; changes in management and management strategies; the Company's inability to successfully design, create, modify and operate its computer systems and networks; the uncertainty of the continued availability of sources of liquidity; the uncertainity of the assumptions used in determining the fair values of residual interests and mortgage servicing rights; litigation involving the Company; the uncertainty of the impact of any share repurchases on earnings per share; and risks described from time to time in reports and registration statements filed by the Company and its subsidiaries with the Securities and Exchange Commission. Readers should take these factors into account in evaluating any such forward-looking statements. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CRITICAL ACCOUNTING POLICIES

The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements because their application places the most significant demands on management's judgment, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain. Specific risks for these critical accounting policies are described in the following paragraphs. For all of these policies, management cautions that future events rarely develop as forecast, and estimates routinely require adjustment and may require material adjustment.

Valuation of long-lived assets: The Company reviews long-lived assets, mainly intangible assets arising from business combinations, whenever events or circumstances indicate the carrying amounts may not be fully recoverable. The first step in the review is to compare the carrying value of the assets with estimated future undiscounted cash flows. If this comparison indicates impairment, the impairment loss is measured as the difference between the carrying value and the fair value of the asset. Management estimates future discounted and undiscounted cash flows and fair values based upon historical performance, trends, leading indicators and various other factors. A significant change in the assumptions underlying the cash flows or fair values could result in a different determination of impairment loss and/or the amount of any impairment.

Valuation of goodwill: The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change which would more likely than not reduce the fair value of a reporting unit below its carrying amount. A reporting unit is an operating segment or one level below an operating segment. The first step of the impairment test is to compare the estimated fair value of the reporting unit to carrying value. If the carrying value is less than fair value, no impairment exists. If the carrying value is greater than fair value, a second step is performed to determine the fair value of goodwill and the amount of impairment loss, if any. In estimating each reporting unit's fair value using discounted cash flow projections, management makes assumptions, including discount rates, growth rates and terminal values. Changes in the projections or assumptions could materially affect fair values. The initial and annual assessment in fiscal 2002 resulted in the fair value of each reporting unit exceeding the carrying value.

Gain on sale of mortgage loans: The Company sells, in whole-loan sales, substantially all of the mortgage loans it originates to a third-party trust ("Trust"). Following the whole loan sales to the Trust, the Company retains mortgage servicing rights ("MSRs") and a receivable from the Trust for a portion of the net interest income that the trust earns while holding the mortgage loans (similar to an interest only strip). The Company reports gain on sale as the difference between cash proceeds and the allocated cost of loans sold.

The Company determines the allocated cost of loans sold based on the relative fair values of loans sold, the receivable from the Trust and MSRs. The relative fair values of the receivable from the Trust and the MSRs are determined using discounted cash flow models which require various management assumptions (see discussion below in "Valuation of residual interests" and "Valuation of mortgage servicing rights"). Variations in these assumptions affect the estimated fair values, which would affect the reported gain on sale.

Ultimately, the Trust and the Company pledge the mortgage loans and the receivable to a securitization trust to reconstitute the loans so they can be securitized. The securitization trust then securitizes the mortgage loans, and the Company's receivable from the Trust is recharacterized as a residual interest from the securitized mortgage loans. The Company securitizes these residual interests in net interest margin ("NIM") transactions, and receives cash and much smaller residual interests. These NIM transactions require management to make various assumptions that may materially affect the gain on securitization.

Valuation of residual interests: The Company uses discounted cash flow models to arrive at the initial estimated fair values of its residual interests. The fair value of residual interests is estimated by computing the present value of the excess of the weighted average coupon on the loans sold over the sum of (1) the coupon on the senior interests, (2) a base servicing fee paid to the servicer of the loans (usually the Company), (3) expected losses to be incurred on the portfolio of the loans sold (as projected to occur) over the lives of the loans, (4) fees payable to the trustee and insurer, (5) estimated collections of prepayment penalty fees, (6) other fees, and (7) payments made to investors on NIM bonds. The weighted average coupon on the loans sold and the coupon on the senior interests take into consideration the current and expected interest rate environment, including projected changes in future interest rates and the timing of such changes. Prepayment and loss assumptions used in estimating the cash flows are based on evaluations of the actual experience of the Company's servicing portfolio or on market rates on new portfolios, also taking into consideration the current interest rate environment and its expected impact on future prepayment rates. The estimated cash flows expected to be received by the Company are discounted at an interest rate the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. The Company evaluates the fair values of residual interests quarterly by updating the actual and expected assumptions in the discounted cash flow models. Variations in the above assumptions, as well as the discount rate and interest rate assumptions, could materially affect the estimated fair values, which may require the Company to record impairments. In addition, variations will also affect the amount of residual interest accretion recorded on a monthly basis. See note 5 to the consolidated financial statements for current assumptions.

Valuation of mortgage servicing rights: The Company sells mortgage loans with servicing retained. MSRs are recorded at allocated carrying amounts based on relative fair values when the loans are sold (see discussion above in "Gain on sale of mortgage loans"). Relative fair values of MSRs are determined based on present values of estimated future servicing cash flows. Assumptions used in estimating the value of MSRs include discount rates and prepayment rates. Prepayment rates are estimated using the Company's historical experience and third party market sources. Variations in these assumptions could materially affect the carrying value of the MSRs.

MSRs are periodically reviewed for impairment by management. Impairment is assessed based on the fair value of each risk stratum. Fair values take into account the historical prepayment activity of the related loans and management's estimates of the remaining future cash flows to be generated by the underlying mortgage loans. If actual prepayment rates prove to be higher than the estimate made by management, impairment of the MSRs could occur.

Other significant accounting policies: Other significant accounting policies, not involving the same level of measurement uncertainties as those discussed above, are nevertheless important to an understanding of the financial statements. These policies require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Certain of these matters are among topics currently under reexamination by accounting standards setters and regulators. Although no specific conclusions reached by these standard setters appear likely to cause a material change in the Company's accounting policies, outcomes cannot be predicted with confidence. Also see note 1 to the consolidated financial statements which discusses accounting policies that must be selected by management when there are acceptable alternatives.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands, except share data

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations: The operating subsidiaries of H&R Block, Inc. provide a variety of services to the general public, principally in the United States, but also in Canada, Australia and other foreign countries. Approximately $1.9 billion, or 57.6% of total revenues for the year ended April 30, 2002 were generated from tax return preparation, electronic filing of tax returns and other tax-related services. Certain of these subsidiaries also originate, service, and sell nonconforming and conforming mortgages, offer investment services through broker-dealers, offer personal productivity software, participate in refund anticipation loan products offered by a third-party lending institution, and offer accounting, tax and consulting services to business clients.

Principles of consolidation: The consolidated financial statements include the accounts of H&R Block, Inc. (the "Company"), all majority-owned subsidiaries and companies that are directly or indirectly controlled by the Company through majority ownership or otherwise. All material intercompany transactions and balances have been eliminated.

Some of the Company's subsidiaries operate in regulated industries, and their underlying accounting records reflect the policies and requirements of these industries.

Reclassifications: Certain reclassifications have been made to prior year amounts to conform with the current year presentation. Restricted cash of $84,197 and $33,183 was reclassified from cash and cash equivalents in fiscal years 2001 and 2000, respectively. This reclassification reduced cash flows from operating activities in the consolidated statements of cash flows for the years ended April 30, 2001 and 2000 by $51,014 and $33,183, respectively.

Management estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Cash and cash equivalents: Cash and cash equivalents include cash on hand, cash due from banks and securities purchased under agreements to resell. For purposes of the consolidated balance sheets and consolidated statements of cash flows, the Company considers all non-restricted highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company's broker-dealers purchase securities under agreements to resell and account for them as collateralized financings. The securities are carried at the amounts at which the securities will be subsequently resold, as specified in the respective agreements. Collateral relating to investments in repurchase agreements is held by independent custodian banks. The securities are revalued daily and collateral added whenever necessary to bring market value of the underlying collateral equal to or greater than the repurchase amount specified in the contracts.

Cash and cash equivalents – restricted: Cash and cash equivalents – restricted consists primarily of securities purchased under agreements to resell and cash that have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3 of the Securities Exchange Act of 1934. Also included are cash held for outstanding commitments to fund mortgage loans and funds held to pay payroll taxes on behalf of customers.

Marketable securities – available-for-sale: Certain marketable debt and equity securities are classified as available-for-sale, based on management's intentions, and are carried at market value, based on quoted prices, with unrealized gains and losses included in other comprehensive income. The cost of marketable securities sold is determined on the specific identification method and realized gains and losses are reflected in earnings.

Residual interests in securitizations: Certain residual interests in securitizations of real estate mortgage investment conduits ("REMICs") and in net interest margin ("NIM") transactions are recorded as a result of the Company's securitization of mortgage loans through various special-purpose trust vehicles. These residual interests are classified as available-for-sale securities, and are carried at market value, based on discounted cash flow models, with unrealized gains and losses included in other comprehensive income. The residual interests are amortized over the estimated life of the related loan's cash flows. If losses are determined to be other-than-temporary, the residual is written down to fair value with the realized loss, net of any unrealized gain in other comprehensive income, included in the consolidated statements of earnings.

Marketable securities – trading: Certain marketable debt and equity securities are classified as trading, and are held by the Company's broker-dealers. Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" is not applicable to broker-dealers. These securities are carried at market value, based on quoted prices, with unrealized gains and losses included in earnings. Certain residual interests in securitizations of REMICs are classified as trading, based on management's intentions and criteria as established by the Company, and are carried at market value, based on discounted cash flow models, with unrealized gains and losses included in earnings.

Receivables from customers, brokers, dealers and clearing organizations and accounts payable to customers, brokers and dealers: Customer receivables and payables consist primarily of amounts due on margin and cash transactions. These receivables are collateralized by customers' securities held, which are not reflected in the accompanying consolidated financial statements.

Receivables from brokers are generally collected within 30 days and are collateralized by securities in physical possession of or on deposit with the Company or receivables from customers or other brokers. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.

Securities borrowed and securities loaned transactions are generally reported as collateralized financing. Securities borrowed and loaned transactions require the Company to deposit cash and/or collateral with the lender. Securities loaned consists of securities owned by customers which were purchased on margin. When loaning securities, the Company receives cash collateral approximately equal to the value of the securities loaned. The amount of cash collateral is adjusted, as required, for market fluctuations in the value of the securities loaned. Interest rates paid on the cash collateral fluctuates as short-term interest rates change.

Receivables: Receivables consist primarily of Business services accounts receivable and mortgage loans held for sale. Mortgage loans held for sale are carried at the lower of cost or market value. The allowance for doubtful accounts represents an amount considered by management to be adequate to cover potential losses.

Foreign currency translation: Assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates prevailing at the end of the year. Revenue and expense transactions are translated at the average of exchange rates in effect during the period. Translation gains and losses are recorded in other comprehensive income.

Intangible assets and goodwill: In May 2001, the Company elected early adoption of Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 141 and 142"). See "New accounting standards" below.

As of May 1, 2001, the Company identified those intangible assets that remain separable under the provisions of SFAS 141 and those that are to be included in goodwill. In applying SFAS 142, the Company re-evaluated the useful lives of these separable intangible assets. The weighted average life of the remaining intangible assets with finite lives is 10 years. In accordance with SFAS 141, on the date of adoption, the previously identified intangible assets of assembled workforce and management infrastructure were subsumed into goodwill.

On the date of adoption and at least annually, SFAS 142 requires testing of goodwill for impairment. No indications of goodwill impairment were found during fiscal year 2002.

In addition, the Company assesses long-lived assets, including intangible assets, for impairment whenever events or circumstances indicate that the carrying value may not be fully recoverable by comparing the carrying value to future undiscounted cash flows. To the extent that there is impairment, analysis is performed based on several criteria, including, but not limited to, revenue trends, discounted operating cash flows and other operating factors to determine the impairment amount. No material impairment adjustments to other intangible assets or other long-lived assets were made during fiscal year 2002, 2001, or 2000.

Mortgage servicing rights: Mortgage servicing rights ("MSRs") are retained in the sale of mortgage loans and are recorded based on the present value of estimated future cash flows related to servicing loans. The MSRs are amortized to earnings in proportion to, and over the period of, estimated net future servicing income. MSRs are periodically reviewed for impairment. Impairment is assessed based on the fair value of each risk stratum. The Company stratifies MSRs using the following risk characteristics: loan sale date (which approximates date of origination); and loan type (6-month adjustable, 2 to 3-year adjustable and 30-year fixed). Fair values take into account the historical prepayment activity of the related loans and management's estimates of the remaining future cash flows to be generated by the underlying mortgage loans. When MSRs are reviewed, management makes an estimate of the future prepayment rates and other key variables of the underlying mortgage loans, and if actual performance proves to be worse than the estimate, impairment of MSRs could occur. At April 30, 2002 and 2001, impairment did not exist in any stratum.

Property and equipment: Buildings and equipment are stated at cost and are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are stated at cost and are amortized over the lesser of the term of the respective lease or the estimated useful life, using the straight-line method. Estimated useful lives are 15 to 40 years for buildings, 3 to 5 years for computers and other equipment and up to 8 years for leasehold improvements.

The Company capitalizes certain costs associated with software developed or obtained for internal use. These costs are amortized over 36 months using the straight-line method.

Notes payable: The Company uses short-term borrowings to finance temporary liquidity needs and various financial activities conducted by its subsidiaries. There were no notes payable outstanding at April 30, 2002 and 2001.

Revenue recognition: Service revenues consist primarily of fees for preparation of tax returns, participations in refund anticipation loans, consulting services, and brokerage commissions. Generally, service revenues are recorded in the period in which the service is performed. Commissions revenue is recognized on a trade-date basis. Revenues for services rendered in connection with the Company's Business services segment are recognized on a time and materials basis.

Interest income consists primarily of interest earned on customer margin loan balances and mortgage loans. Interest income on customer margin loan balances is recognized daily as earned based on current rates charged to customers for their margin balance.

Gains on loan sales are recognized in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and extinguishments of Liabilities," utilizing the financial-components approach which focuses on control of assets and liabilities being transferred.

Product sales consist mainly of tax preparation software, other personal productivity software, online do-it-yourself tax preparation and the Peace of Mind warranty program. Sales of tax preparation software are recognized when the product is ultimately sold to the end user and all other software sales are recognized when the product is shipped. A portion of Peace of Mind revenues representing the cost of the product is recognized when the product is sold. The remaining revenues are recognized monthly over the warranty period.

The Company records franchise royalties, based upon the contractual percentages of franchise revenues, in the period in which the franchise provides the service.

Advertising expense: The Company expenses advertising costs the first time the advertising takes place.

Taxes on earnings: The Company and its subsidiaries file a consolidated Federal income tax return on a calendar year basis. Therefore, the current liability for taxes on earnings recorded in the balance sheet at each year-end consists principally of taxes on earnings for the period January 1 to April 30 of the respective year. Deferred taxes are provided for temporary differences between financial and tax reporting, which consist principally of deductible goodwill, residual interests, accrued expenses, deferred compensation, mortgage servicing rights and allowances for credit losses. The Company has a Tax Sharing Agreement with its former subsidiary, CompuServe Corporation ("CompuServe"), pursuant to which CompuServe generally is obligated to pay the Company (or the Company is obligated to pay CompuServe) for CompuServe's liability (or tax benefits) related to Federal, state, and local income taxes for any taxable period during which CompuServe was a subsidiary of the Company.

Disclosure regarding certain financial instruments: The carrying values reported in the balance sheet for cash equivalents, all receivables, all accounts payable, accrued liabilities and the current portion of long-term debt approximate fair market value due to the relatively short-term nature of the respective instruments.

Stock compensation plans: The Company accounts for its stock compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), as allowed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

Derivative activities: In fiscal 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 2000 ("SFAS 133") and Statement of Financial Accounting Standards No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133" ("SFAS 138"). SFAS 133 and 138 established accounting and reporting standards for derivative and hedging activities, and requires companies to record derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument and whether it qualifies for hedge accounting. The Company has identified derivative instruments related to certain of its commitments to originate residential mortgage loans. The Company had no embedded derivative instruments requiring separate accounting treatment.

The Company originates residential mortgage loans with the intention of selling these loans. These commitments to fund loans are freestanding derivative instruments and do not qualify for hedge accounting treatment and, therefore, the fair value adjustments are recorded in the consolidated statement of earnings. The commitments that qualify as derivative instruments totaled $252,593 at April 30, 2001. The transition adjustment for adoption of SFAS 133 and SFAS 138 of $4,414, net of taxes, is shown as the cumulative effect of a change in accounting principle in the consolidated statement of earnings for the year ended April 30, 2001.

New accounting standards: In May 2001, the Company elected early adoption of SFAS 141 and 142, as noted above. SFAS 141 addresses financial accounting and reporting for business combinations and replaces APB Opinion No. 16, "Business Combinations" ("APB 16"). SFAS 141 no longer allows the pooling of interests method of accounting for acquisitions, provides new recognition criteria for intangible assets and carries forward without reconsideration the guidance in APB 16 related to the application of the purchase method of accounting. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and replaces APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how intangible assets should be accounted for upon their acquisition and after they have been initially recognized in the financial statements. Additionally, the new standard provides specific guidance on measuring goodwill for impairment annually using a two-step process.

In the year of adoption, SFAS 142 requires the first step of the goodwill impairment test to be completed within the first six months and the final step to be completed within twelve months of adoption. The first step of the test was completed during the quarter ended October 31, 2001 and no indications of goodwill impairment were found; therefore, step two of the goodwill impairment test is not applicable.

The adoption of SFAS 141 and 142 has had a significant effect on the consolidated statement of earnings for fiscal year 2002, due to the cessation of goodwill amortization beginning May 1, 2001. Had the provisions of SFAS 141 and 142 been applied for the years ended April 30, 2001 and 2000, the Company's net earnings and net earnings per basic and diluted share would have been as follows:

	Year Ended April 30					
	2001			2000		
	Net earnings	Basic per share	Diluted per share	Net earnings	Basic per share	Diluted per share
Net earnings:						
As reported	$ 281,162	$ 1.53	$ 1.52	$ 251,895	$ 1.28	$ 1.27
Add amortization (net of tax):						
Goodwill	29,509	.16	.16	22,859	.12	.12
Assembled workforce	15,733	.09	.09	7,813	.04	.04
Management infrastructure	902	–	–	677	–	–
Trade name	1,722	.01	.01	1,291	.01	.01
Adjusted net earnings	$ 329,028	$ 1.79	$ 1.78	$ 284,535	$ 1.45	$ 1.44

In May 2001, the Company adopted Emerging Issues Task Force Issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" ("EITF 99-20"). EITF 99-20 addresses how the holder of beneficial interests should recognize cash flows on the date of the transaction, how interest income is recognized over the life of the interests and when securities must be written down to fair value due to other than temporary impairments. EITF 99-20 requires adverse changes in the timing of cash flows to be treated as impairments when the carrying value of the residual interest exceeds the fair value and requires positive changes to cash flows to be accreted into earnings over the remaining life of the underlying loans using the effective yield method. The adoption of EITF 99-20 did not have a material impact on the consolidated financial statements.

On February 1, 2002, the Company adopted Emerging Issues Task Force Issue No. 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" ("EITF 01-9"). EITF 01-9 addresses sales incentives such as discounts, coupons or rebates offered to customers of retailers or other distributors and the income statement classifications of these items. Based on EITF 01-9, these items are recorded as a reduction of revenues. The Company has historically recorded these items as expenses in its U.S. and international tax operations. The adoption of EITF 01-9 had no impact on net earnings. All years presented have been restated to reflect the adoption of this guidance. Revenues and expenses were reduced by $43,528, $32,586 and $35,314 for fiscal years 2002, 2001 and 2000, respectively, due to the adoption of EITF 01-9.

On February 1, 2002, the Company adopted Emerging Issues Task Force Issue No. 01-14, "Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred" ("EITF 01-14"). EITF 01-14 establishes requirements that must be met to record out-of-pocket expenses as either net in revenues or as an expense. The Company has out-of-pocket expenses associated with its Business services segment and has historically recorded them net in revenues. Based on EITF 01-14, the Company now records these as gross revenues and expenses. There is no impact to net earnings as a result of adoption of EITF 01-14. All years presented have been restated to reflect the adoption of this guidance. Revenues and expenses were increased by $17,751, $12,348 and $9,056 for fiscal years 2002, 2001 and 2000, respectively, due to the adoption of EITF 01-14.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), effective for the Company's fiscal year beginning May 1, 2002. This statement supercedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS 121") and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS 144 establishes a single accounting model, based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The adoption of SFAS 144 will not have a material effect on the consolidated financial statements.

NOTE 2: NET EARNINGS PER SHARE

Basic net earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted net earnings per share. The computations of basic and diluted net earnings per share before change in accounting principle are as follows (shares in thousands):

	Year Ended April 30		
	2002	2001	2000
Net earnings before change in accounting principle	**$ 434,405**	$ 276,748	$ 251,895
Basic weighted average shares	**182,903**	183,893	196,067
Effect of dilutive securities:			
Common stock options	**5,423**	1,241	1,790
Convertible preferred stock	**1**	1	1
Dilutive potential common shares	**188,327**	185,135	197,858
Net earnings per share before change in accounting principle:			
Basic	**$ 2.38**	$ 1.50	$ 1.28
Diluted	**2.31**	1.49	1.27

Diluted net earnings per share excludes the impact of weighted average shares issuable upon the exercise of stock options of 682,802, 13,906,602, and 6,078,390 shares for 2002, 2001 and 2000, respectively, because the options' exercise prices were greater than the average market price of the common shares and therefore, the effect would be antidilutive.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents is comprised of the following:

	April 30	
	2002	2001
Cash and interest-bearing deposits	$ 118,382	$ 150,273
Other interest-bearing securities	315,845	26,013
Securities purchased under agreements to resell	-	9,000
Certificates of deposit	1,918	2,330
	$ 436,145	$ 187,616

NOTE 4: MARKETABLE SECURITIES AVAILABLE-FOR-SALE

The amortized cost and market value of marketable securities classified as available-for-sale at April 30, 2002 and 2001 are summarized below:

	2002				2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Current:								
Municipal bonds and notes	$ -	$ -	$ -	$ -	$ 8,260	$ 6	$ -	$ 8,266
	-	-	-	-	8,260	6	-	8,266
Noncurrent:								
Municipal bonds	9,402	333	33	9,702	26,654	352	58	26,948
Common stock	6,699	270	1,411	5,558	4,946	500	835	4,611
	16,101	603	1,444	15,260	31,600	852	893	31,559
Residual interests	225,879	139,492	-	365,371	243,840	7,571	12,811	238,600
	$ 241,980	$ 140,095	$ 1,444	$ 380,631	$ 283,700	$ 8,429	$ 13,704	$ 278,425

Proceeds from the sales of available-for-sale securities were $23,173, $356,192 and $211,836 during 2002, 2001 and 2000, respectively. Gross realized gains on those sales during 2002, 2001 and 2000 were $635, $17,936 and $12,177, respectively; gross realized losses were $212, $192 and $480, respectively.

Contractual maturities of available-for-sale debt securities at April 30, 2002 are presented below. Since expected maturities differ from contractual maturities due to the issuers' rights to prepay certain obligations or the seller's rights to call certain obligations, the first call date, put date or auction date for municipal bonds and notes is considered the contractual maturity date.

	Amortized Cost	Market Value
After one year through five years	$ 1,014	$ 1,081
After five years through 10 years	8,388	8,621
	$ 9,402	$ 9,702

NOTE 5: RESIDUAL INTERESTS IN SECURITIZATIONS AND MORTGAGE SERVICING RIGHTS

Beginning in April 2000, the Company entered into off-balance sheet arrangements under which the Company originates mortgage loans and sells the mortgage loans the same day the loans are funded to a third-party trust ("Trust"). As a result of the whole-loan sale to the Trust, the Company records a receivable from the Trust for a portion of the net spread that the Trust has earned while holding the mortgage loans. This receivable is included in prepaid and other current assets on the consolidated balance sheet. The Company then pledges its receivable to a securitization trust (qualified special purpose entity) and the Trust pledges the related mortgage loans to the securitization trust to reconstitute the loans. The securitization trust then securitizes the mortgage loans. At this point, the Company's receivable is recharacterized as a residual interest from the securitized loans. The residual interest is classified as either an available-for-sale security or a trading security depending on certain criteria as established by the Company. The Company then securitizes these residual interests in net interest margin ("NIM") transactions. The Company securitized $809,226 and $380,267 of these residual interests in NIM transactions during fiscal year 2002 and 2001, respectively. The receivable from whole-loan sales of $26,057 and the pledge of this receivable of $19,960, were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2002. The receivable from the whole-loan sales of $66,587 and the pledge of this receivable of $14,206, were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2001. The Company received proceeds from NIM securitizations of $783,171 and cash flows from interest-only strips of $67,070 from the securitization trusts in fiscal 2002. The Company received proceeds from NIM securitizations of $319,620 and cash flows from interest-only strips of $16,024 from the securitization trusts in fiscal 2001. Cash received on the interest-only strips is included in maturities of available-for-sale securities on the consolidated statements of cash flows.

In connection with these off-balance sheet arrangements, the Company entered into forward loan sale commitments whereby the Company was obligated to sell, during fiscal 2001, a minimum of $2,000,000 and a maximum of $6,000,000 in mortgage loans. There was no commitment fee and the commitments are renewable annually. For fiscal 2002, the forward loan sale commitments were not renewed.

The Company securitized $3,767,010 in mortgage loans during the year ended April 30, 2000, resulting in residual interests with an allocated carrying value of $245,801. The Company securitized $248,555 of residual interests through NIM transactions. The remaining residual interests from the securitizations during 2000 of $28,042 were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2000.

The Company estimates future cash flows from these residuals and values them utilizing assumptions that it believes are consistent with those that would be utilized by an unaffiliated third-party purchaser.

The fair value of residuals are determined by computing the present value of the excess of the weighted average coupon on the loans sold over the sum of (1) the coupon on the senior interests, (2) a base servicing fee paid to the servicer of the loans (which is usually the Company), (3) expected losses to be incurred on the portfolio of the loans sold (as projected to occur) over the lives of the loans, (4) fees payable to the trustee and insurer, (5) estimated collections of prepayment penalty fees, (6) other fees, and (7) payments made to investors on NIM bonds. The weighted average coupon on the loans sold and the coupon on the senior interests take into consideration the current and expected interest rate environment, including projected changes in future interest rates and the timing of such changes. Prepayment and loss assumptions used in estimating the cash flows are based on evaluation of the actual experience of the Company's servicing portfolio or on market rates on new portfolios, also taking into consideration the current and expected interest rate environment and its expected impact on future prepayment and default rates. The estimated cash flows expected to be received by the Company are discounted at an interest rate the Company believes an unaffiliated third-party purchaser would require as a rate of return on such a financial instrument. To the extent that actual future excess cash flows are different from estimated excess cash flows, the fair value of the Company's residual could increase or decrease.

Mortgage servicing rights are included in other assets on the consolidated balance sheet. Assumptions used in estimating the value of MSRs includes market discount rates and anticipated prepayment speeds. The prepayment speeds are estimated using the Company's historical experience and third party market sources for fixed-rated mortgages with similar coupons and prepayment reports for comparable adjustable rate mortgage loans. The fair value of MSRs at April 30, 2002, 2001 and 2000 was $81,893, $61,796 and $42,282, respectively. Additions to and amortization of MSRs for fiscal 2002 were $65,630 and $33,890, respectively. An $11,643 write-down of MSRs was taken in the third quarter of fiscal 2002 to reflect a change in the assumptions underlying the related loan portfolio. Additions to and amortization of MSRs for fiscal 2001 were $37,661 and $18,147, respectively.

Activity related to residual interests in securitizations consists of the following:

	April 30	
	2002	2001
Balance, beginning of year	$ 238,600	$ 185,945
Additions	26,057	66,587
Cash received	(67,070)	(16,024)
Accretion	50,583	21,824
Adjustments to fair value	(30,987)	(9,467)
Change in unrealized holding gain (loss)	148,188	(10,265)
Balance, end of year	$ 365,371	$ 238,600

The key assumptions the Company utilizes to estimate the cash flows of the residual interests and MSRs are as follows:

Estimated annual prepayments	23% to 90%
Estimated annual credit losses	2.5% to 6.25%
Discount rate - residual interests	12% to 37%
Discount rate - MSRs	12.8%

At April 30, 2002, the sensitivity of the current fair value of the residuals and MSRs to 10% and 20% adverse changes in the above key assumptions are as follows:

	Residential Mortgage Loans		
	Cross-collateralized	NIM Residuals	Servicing Assets
Carrying amount/fair value	$ 65,514	$ 299,857	$ 81,893
Weighted average life (in years)	2.8	2.2	1.7
Annual prepayments:			
Adverse 10% - $ impact on fair value	$ 69	$ (13,141)	$ (11,287)
Adverse 20% - $ impact on fair value	92	(20,562)	(22,908)
Annual credit losses:			
Adverse 10% - $ impact on fair value	$ (1,397)	$ (28,224)	Not applicable
Adverse 20% - $ impact on fair value	(2,919)	(55,980)	Not applicable
Discount rate:			
Adverse 10% - $ impact on fair value	$ (1,906)	$ (8,139)	$ (1,351)
Adverse 20% - $ impact on fair value	(3,823)	(17,410)	(2,659)
Variable interest rates:			
Adverse 10% - $ impact on fair value	$ 109	$ (35,149)	Not applicable
Adverse 20% - $ impact on fair value	(51)	(72,755)	Not applicable

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also in this table, the effect of a variation of a particular assumption on the fair value of the retained interest is calculated without changing any other assumptions; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

NOTE 6: RECEIVABLES

Receivables consist of the following:

	April 30 2002	April 30 2001
Business services accounts receivable	$ 177,321	$ 188,041
Mortgage loans held for sale	71,855	80,925
Participation in refund anticipation loans	33,530	38,824
Software receivables	34,679	25,537
Loans to franchises	31,055	28,716
Other	83,962	50,386
	432,402	412,429
Less: Allowance for doubtful accounts	64,057	47,125
	$ 368,345	$ 365,304

NOTE 7: INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following:

	April 30 2002		2001	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Customer relationships	$ 409,814	$ (102,689)	$ 397,049	$ (61,036)
Noncompete agreements	26,387	(3,624)	17,269	(1,842)
Trade name	2,428	–	–	–
Unamortized intangible assets:				
Trade name	55,637	(4,868)	55,637	(4,868)
Total intangible assets	$ 494,266	$ (111,181)	$ 469,955	$ (67,746)

Amortization of intangible assets for the year ended April 30, 2002, 2001 and 2000 was $43,435, $104,276 and $66,346, respectively. Estimated amortization of intangible assets for fiscal years 2003, 2004, 2005, 2006 and 2007 is $44,709, $44,432, $44,082, $43,452 and $40,549, respectively.

Changes in the carrying amount of goodwill by segment for the year ended April 30, 2002, are as follows:

	2001	Acquisitions	Other	2002
U.S. tax operations	$ 126,829	$ 1,916	$ –	$ 128,745
International tax operations	5,755	–	(468)	5,287
Mortgage operations	152,467	–	–	152,467
Investment services	169,732	–	–	169,732
Business services	194,834	72,791	–	267,625
Total goodwill	$ 649,617	$ 74,707	$ (468)	$ 723,856

NOTE 8: PROPERTY AND EQUIPMENT

A summary of property and equipment follows:

	April 30	
	2002	2001
Land	$ 41,637	$ 42,420
Buildings	89,220	83,855
Computers and other equipment	386,546	338,271
Capitalized software	93,664	67,636
Leasehold improvements	86,318	80,952
	697,385	613,134
Less: Accumulated depreciation and amortization	410,885	324,287
	$ 286,500	$ 288,847

Depreciation and amortization expense for 2002, 2001 and 2000 amounted to $110,860, $101,332 and $80,872, respectively. Included in depreciation and amortization expense is amortization of capitalized software of $25,426, $16,122 and $6,006 for fiscal 2002, 2001 and 2000, respectively. As of April 30, 2002 and 2001, the Company has property and equipment under capital lease with a cost of $27,386 and $45,913, respectively, and accumulated depreciation of $4,088 and $4,563, respectively. The Company has an agreement to lease real estate and buildings under a noncancelable capital lease for the next 18 years with an option to purchase after five years. The real estate, building and long-term debt of $14,075 related to this lease were treated as a noncash investing activity on the consolidated statement of cash flows for the year ended on April 30, 2000.

NOTE 9: LONG-TERM DEBT

On April 13, 2000, the Company issued $500,000 of 8½% Senior Notes under a shelf registration statement. The Senior Notes are due April 15, 2007, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay a portion of the short-term borrowings which initially funded the acquisition of OLDE Financial Corporation and Financial Marketing Services, Inc. (collectively, "OLDE").

On October 21, 1997, the Company issued $250,000 of 6¾% Senior Notes under a shelf registration statement. The Senior Notes are due November 1, 2004, and are not redeemable prior to maturity. The net proceeds of this transaction were used to repay short-term borrowings, which initially funded the acquisition of Option One Mortgage Corporation ("Option One").

The Company had obligations related to acquisitions of accounting firms of $164,242 and $154,110 at April 30, 2002 and 2001, respectively. The current portion of these amounts is included in the current portion of long-term debt on the consolidated balance sheet. The long-term portions are due from August 2003 to December 2006.

The Company had mortgage notes and capitalized lease obligations of $16,901 at April 30, 2002 that are collateralized by land, buildings and equipment. The obligations are due at varying dates for up to 18 years.

The aggregate payments required to retire long-term debt are $59,656, $51,735, $276,254, $21,248, $508,109 and $11,041 in 2003, 2004, 2005, 2006, 2007 and beyond, respectively.

Based upon borrowing rates currently available to the Company for indebtedness with similar terms, the fair value of the long-term debt was approximately $938,920 and $907,115 at April 30, 2002 and 2001, respectively.

NOTE 10: OTHER NONCURRENT LIABILITIES

The Company has deferred compensation plans which permit directors and certain employees to defer portions of their compensation and accrue earnings on the deferred amounts. The compensation, together with Company matching of deferred amounts, has been accrued, and the only expenses related to these plans are the Company match and the earnings on the deferred amounts which are not material to the financial statements. Included in other noncurrent liabilities are $54,174 and $44,490 at April 30, 2002 and 2001, respectively, to reflect the liability under these plans. The Company purchases whole-life insurance contracts on certain related directors and employees to recover distributions made or to be made under the plans and records the cash surrender value of the policies in other assets. If all the assumptions regarding mortality, earnings, policy dividends and other factors are realized, the Company will ultimately realize its investment plus a factor for the use of its money.

In connection with the Company's acquisition of the non-attest assets of McGladrey & Pullen, LLP ("McGladrey") in August 1999, the Company assumed certain pension liabilities related to McGladrey's retired partners. The Company makes payments in varying amounts on a monthly basis. Included in other noncurrent liabilities at April 30, 2002 and 2001 are $25,655 and $31,360, respectively, related to this liability.

NOTE 11: STOCKHOLDERS' EQUITY

On June 20, 2001, the Company's Board of Directors declared a two-for-one stock split of its Common Stock in the form of a 100% stock distribution effective August 1, 2001, to shareholders of record as of the close of business on July 10, 2001. All share and per share amounts have been adjusted to reflect the retroactive effect of the stock split.

The Company is authorized to issue 6,000,000 shares of Preferred Stock, without par value. At April 30, 2002, the Company had 5,560,833 shares of authorized but unissued Preferred Stock. Of the unissued shares, 600,000 shares have been designated as Participating Preferred Stock in connection with the Company's shareholder rights plan.

On March 8, 1995, the Board of Directors authorized the issuance of a series of 500,000 shares of nonvoting Preferred Stock designated as Convertible Preferred Stock, without par value. In April 1995, 401,768 shares of Convertible Preferred Stock were issued in connection with an acquisition. In addition, options to purchase 51,828 shares of Convertible Preferred Stock were issued as a part of the acquisition and 37,399 shares of Convertible Preferred Stock were issued in connection with these options. Each share of Convertible Preferred Stock became convertible on April 5, 1998 into four shares of Common Stock of the Company (eight shares after the August 1, 2001 stock split), subject to adjustment upon certain events. The holders of the Convertible Preferred Stock are not entitled to receive dividends paid in cash, property or securities and, in the event of any dissolution, liquidation or winding-up of the Company, will share ratably with the holders of Common Stock then outstanding in the assets of the Company after any distribution or payments are made to the holders of Participating Preferred Stock or the holders of any other class or series of stock of the Company with preference over the Common Stock.

NOTE 12: COMPREHENSIVE INCOME

The Company's comprehensive income is comprised of net earnings, foreign currency translation adjustments and the change in the net unrealized gain or loss on available-for-sale marketable securities. Included in stockholders' equity at April 30, 2002 and 2001, the net unrealized holding gain (loss) on available-for-sale securities was $85,682 and $(2,088), respectively, and the foreign currency translation adjustment was $(41,554) and $(40,679), respectively.

	Year Ended April 30		
	2002	2001	2000
Net earnings	**$ 434,405**	$ 281,162	$ 251,895
Unrealized gains on securities (less applicable taxes (benefit) of $56,156, ($3,307) and ($124)):			
Unrealized holding gains (losses) arising during period (less applicable taxes of $58,248, $4,057, and $4,426)	**92,629**	5,718	6,953
Less: Reclassification adjustment for gains included in earnings (less applicable taxes of $2,092, $7,364, and $4,550)	**(4,859)**	(10,380)	(7,147)
Foreign currency translation adjustments	**(875)**	(11,864)	(2,647)
Comprehensive income	**$ 521,300**	$ 264,636	$ 249,054

NOTE 13: EMPLOYEE BENEFIT PLANS

The Company has four stock compensation plans: the 1993 Long-Term Executive Compensation Plan, the 1989 Stock Option Plan for Outside Directors, the 1999 Stock Option Plan for Seasonal Employees, and the 2000 Employee Stock Purchase Plan ("ESPP"). All of the Company's Stock compensation plans have been approved by the shareholders.

The 1993 plan was approved by the shareholders in September 1993 to replace the 1984 Long-Term Executive Compensation Plan, which terminated at that time except with respect to outstanding awards thereunder. Under the 1993 and 1989 plans, options may be granted to selected employees and outside directors to purchase the Company's Common Stock for periods not exceeding 10 years at a price that is not less than 100% of fair market value on the date of the grant. The options are exercisable either (1) starting one year after the date of the grant, (2) starting one year or three years after the date of the grant on a cumulative basis at the annual rate of 33⅓% of the total number of option shares, or (3) starting three years after the date of the grant on a cumulative basis at the rate of 40%, 30%, and 30% over the following three years. In addition, certain option grants have accelerated vesting provisions based on the Company's stock price reaching specified levels.

The 1999 Stock Option Plan for Seasonal Employees provided for the grant of options on June 30, 2001, 2000 and 1999 at the market price on the date of the grant. The options are exercisable during September through November in each of the two years following the calendar year of the grant, subject to certain conditions.

Changes during the years ended April 30, 2002, 2001 and 2000 under the stock option plans were as follows:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding, beginning of year	**18,908,062**	**$ 20.40**	16,881,228	$ 22.11	11,452,988	$ 19.02
Options granted	**8,816,071**	**32.85**	8,611,034	16.26	10,119,604	25.08
Options exercised	**(9,659,116)**	**19.82**	(1,020,916)	17.04	(2,064,502)	18.06
Options which expired	**(2,155,080)**	**30.21**	(5,563,284)	19.78	(2,626,862)	23.25
Options outstanding, end of year	**15,909,937**	**26.33**	18,908,062	20.40	16,881,228	22.11
Shares exercisable, end of year	**6,410,311**	**20.46**	8,673,714	21.17	10,412,914	21.35
Shares reserved for future grants, end of year	**19,523,123**		8,055,518		11,037,281	

A summary of stock options outstanding and exercisable at April 30, 2002 follows:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding at April 30	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at April 30	Weighted-Average Exercise Price
$13.8125 – 19.9688	**3,703,795**	**7 years**	**$ 16.13**	**3,552,945**	**$ 16.06**
$20.0625 – 27.8125	**4,778,761**	**8 years**	**23.89**	**1,739,476**	**21.20**
$32.15 – 39.90	**7,379,381**	**7 years**	**32.90**	**1,117,391**	**33.30**
$40.00 – 52.32	**48,000**	**10 years**	**44.43**	**499**	**46.26**
	15,909,937			**6,410,311**	

The 2000 ESPP provides the option to purchase shares of the Company's Common Stock through payroll deductions to a majority of the employees of subsidiaries of the Company. The purchase price of the stock is 90% of the lower of either the fair market value of the Company's Common Stock on the first trading day within the Option Period or on the last trading day within the Option Period. The Option Periods are six-month periods beginning January 1 and July 1 each year. During fiscal 2002 and 2001, 97,052 and 27,345 shares, respectively, were purchased under the ESPP out of a total authorized 6,000,000 shares.

The Company applies APB 25 in accounting for its stock compensation plans, under which no compensation cost has been recognized. Had compensation cost for the stock compensation plans been determined in accordance with the fair value accounting method prescribed under SFAS 123, the Company's net earnings and net earnings per share would have been as follows:

	Year Ended April 30		
	2002	2001	2000
Net earnings:			
As reported	**$ 434,405**	$ 281,162	$ 251,895
Pro forma	**400,360**	262,701	237,544
Basic net earnings per share:			
As reported	**$ 2.38**	$ 1.53	$ 1.28
Pro forma	**2.19**	1.43	1.21
Diluted net earnings per share:			
As reported	**$ 2.31**	$ 1.52	$ 1.27
Pro forma	**2.13**	1.42	1.20

For the purposes of computing the pro forma effects of stock compensation plans under the fair value accounting method, the fair value of each stock option grant or purchase right grant was estimated on the date of the grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $5.77, $9.34 and $9.09, respectively. The weighted-average fair value of purchase rights granted during 2002 and 2001 was $5.88 and $4.58, respectively. The following weighted-average assumptions were used for stock option grants and purchase right grants during the following periods:

	Year Ended April 30		
	2002	2001	2000
Stock option grants:			
Risk-free interest rate	**4.48%**	6.25%	5.75%
Expected life	**3 years**	3 years	3 years
Expected volatility	**28.81%**	61.21%	30.67%
Dividend yield	**1.84%**	3.39%	2.20%
Purchase right grants:			
Risk-free interest rate	**2.70%**	6.05%	not applicable
Expected life	**6 months**	4 months	not applicable
Expected volatility	**33.07%**	26.37%	not applicable
Dividend yield	**1.60%**	3.38%	not applicable

The Company has defined contribution plans covering all employees following the completion of an eligibility period. Expenses related to these plans were $15,547, $22,213 and $10,386 for fiscal 2002, 2001 and 2000, respectively.

NOTE 14: SHAREHOLDER RIGHTS PLAN

On July 25, 1998, the rights under the July 1988 shareholder rights plan, as amended, expired and the rights under a shareholder rights plan adopted by the Company's Board of Directors on March 25, 1998 became effective. Like the 1988 plan, the 1998 plan was adopted to deter coercive or unfair takeover tactics and to prevent a potential acquirer from gaining control of the Company without offering a fair price to all of the Company's stockholders. Under the 1998 plan, a dividend of one right (a "Right") per share was declared and paid on each share of the Company's Common Stock outstanding on July 25, 1998. Rights automatically attach to shares issued after such date.

Under the 1998 plan, a Right becomes exercisable when a person or group of persons acquires beneficial ownership of 15% or more of the outstanding shares of the Company's Common Stock without the prior written approval of the Company's Board of Directors (an "Unapproved Stock Acquisition"), and at the close of business on the tenth business day following the commencement of, or the public announcement of an intent to commence, a tender offer that would result in an Unapproved Stock Acquisition. The Company may, prior to any Unapproved Stock Acquisition, amend the plan to lower such 15% threshold to not less than the greater of (1) any percentage greater than the largest percentage of beneficial ownership by any person or group of persons then known by the Company, and (2) 10% (in which case the acquisition of such lower percentage of beneficial ownership then constitutes an Unapproved Stock Acquisition and the Rights become exercisable). When exercisable, the registered holder of each Right may purchase from the Company one two-hundredth of a share of a class of the Company's Participating Preferred Stock, without par value, at a price of $107.50, subject to adjustment. The registered holder of each Right then also has the right (the "Subscription Right") to purchase for the exercise price of the Right, in lieu of shares of Participating Preferred Stock, a number of shares of the Company's Common Stock having a market value equal to twice the exercise price of the Right. Following an Unapproved Stock Acquisition, if the Company is involved in a merger, or 50% or more of the Company's assets or earning power are sold, the registered holder of each Right has the right (the "Merger Right") to purchase for the exercise price of the Right a number of shares of the common stock of the surviving or purchasing company having a market value equal to twice the exercise price of the Right.

After an Unapproved Stock Acquisition, but before any person or group of persons acquires 50% or more of the outstanding shares of the Company's Common Stock, the Board of Directors may exchange all or part of the then outstanding and exercisable Rights for Common Stock at an exchange ratio of one share of Common Stock per Right (the "Exchange"). Upon any such Exchange, the right of any holder to exercise a Right terminates. Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right or the ability of the Board of Directors to effect the Exchange, the Rights held by the acquiring person or group under the new plan will become void as they relate to the Subscription Right, the Merger Right or the Exchange.

The Company may redeem the Rights at a price of $.000625 per Right at any time prior to the earlier of (i) an Unapproved Stock Acquisition, or (ii) the expiration of the rights. The Rights under the plan will expire on March 25, 2008, unless extended by the Board of Directors. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including the right to vote or to receive dividends. The issuance of the Rights alone has no dilutive effect and does not affect reported net earnings per share.

NOTE 15: OTHER EXPENSES AND OPERATING INTEREST EXPENSE

Included in other expenses are the following:

	Year Ended April 30		
	2002	2001	2000
Legal and professional	**$ 76,630**	$ 76,232	$ 47,934
Purchased services	**74,850**	55,985	33,347
Loan servicing	**78,516**	29,396	15,821
Refund anticipation loan servicing fees	**27,312**	27,315	28,820
Travel and entertainment	**35,982**	26,668	26,695
Taxes and licenses	**14,669**	13,250	17,469
Insurance	**27,418**	20,705	14,824

Included in operating interest expense are the following:

	Year Ended April 30		
	2002	2001	2000
Margin lending	**$ 14,744**	$ 106,265	$ 41,563
Mortgage loans	**4,955**	13,727	56,988
RAL participation interests	**3,902**	3,338	5,587
Loans to franchises	**950**	2,044	1,609
Canadian cashback program	**78**	230	602
	$ 24,629	$ 125,604	$ 106,349

NOTE 16: TAXES ON EARNINGS

The components of earnings from continuing operations before income taxes upon which domestic and foreign income taxes have been provided are as follows:

	Year Ended April 30		
	2002	2001	2000
United States	**$ 709,940**	$ 466,437	$ 408,024
Foreign	**6,900**	6,641	4,242
	$ 716,840	$ 473,078	$ 412,266

Deferred income tax provisions (benefits) reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. The current and deferred components of taxes on earnings from continuing operations are comprised of the following:

	Year Ended April 30		
	2002	2001	2000
Current:			
Federal	**$ 227,185**	$ 204,060	$ 163,535
State	**22,453**	27,701	23,036
Foreign	**2,661**	3,439	3,898
	252,299	235,200	190,469
Deferred:			
Federal	**26,973**	(33,724)	(24,412)
State	**2,828**	(4,578)	(3,438)
Foreign	**335**	(568)	(2,248)
	30,136	(38,870)	(30,098)
	$ 282,435	$ 196,330	$ 160,371

Unremitted earnings of foreign subsidiaries aggregated $82,913 at April 30, 2002. Management intends to indefinitely reinvest foreign earnings, therefore, a provision has not been made for income taxes which might be payable upon remittance of such earnings. Moreover, due to the availability of foreign income tax credits, management believes the amount of federal income taxes would be immaterial in the event foreign earnings were repatriated.

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate:

	Year Ended April 30		
	2002	2001	2000
Statutory rate	**35.0%**	35.0%	35.0%
Increases (reductions) in income taxes resulting from:			
State income taxes, net of Federal income tax benefit	**2.3%**	3.2%	3.1%
Amortization of intangibles	**1.5%**	3.6%	2.6%
Other	**0.6%**	(0.3%)	(1.8%)
Effective rate	**39.4%**	41.5%	38.9%

A summary of deferred taxes follows:

	April 30	
	2002	2001
Gross deferred tax assets:		
Accrued expenses	$ 19,114	$ 31,923
Allowance for credit losses	7,422	18,406
Current	26,536	50,329
Residual interest income	34,747	42,048
Deferred compensation	21,585	20,439
Depreciation	6,375	8,128
Amortization of intangibles	28	3,258
Noncurrent	62,735	73,873
Gross deferred tax liabilities:		
Mark-to-market adjustments	(7,002)	(3,886)
Accrued income	(1,098)	(964)
Current	(8,100)	(4,850)
Mortgage servicing rights	(30,002)	(22,944)
Unrealized gain on NIM residual interests	(51,047)	-
Noncurrent	(81,049)	(22,944)
Net deferred tax assets	$ 122	$ 96,408

NOTE 17: ACQUISITIONS

In December 2001, the Company acquired a controlling interest in MyBenefitSource, Inc., an integrated payroll and benefits processing company, with an option to acquire the remaining shares. The Company also acquired 100% of Equico Resources, LLC ("Equico"), a valuation, merger and acquisition consulting company. These acquisitions were accounted for as purchases, and the results of operations for these businesses have been consolidated in the segment's financial results since acquisition. Cash payments related to these acquisitions totaled $28,510 with additional cash payments of $31,000 over the next five years. The purchase agreements also provide for possible future contingent consideration of approximately $45,000 and is based on achieving certain revenue, profitability and working capital targets over the next six years, and such consideration will be treated as purchase price if paid. The following intangible assets were valued in the acquisitions: customer relationships of $4,126, noncompete agreements of $5,892 and trade names of $2,428. The weighted average life of the intangible assets is five years. Goodwill recognized in these transactions was $40,312, which is not deductible for tax purposes. The goodwill is included in the Business services segment.

During fiscal year 2002, the Company acquired six accounting firms, giving the Business services segment a geographic presence in Seattle and San Francisco, as well as expanding its existing presence in New York City and Dallas. Cash payments related to these acquisitions totaled $6,899, with additional cash payments of $26,125 over the next five years. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The purchase agreements also provide for possible future contingent consideration of approximately $6,567 and is based on achieving certain revenue and profitability over the next five years, and such consideration will be treated as purchase price if paid. The following intangible assets were valued in the acquisition: customer relationships of $9,314 and noncompete agreements of $3,584. The weighted average life of the intangible assets is eleven years. Goodwill recognized in these transactions was $15,842, of which $8,834 is expected to be fully deductible for tax purposes. The goodwill is included in the Business services segment.

During fiscal year 2001, the Company acquired several accounting firms. The purchase prices aggregated $54,443. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $54,322.

On December 1, 1999, the Company completed the purchase of all the issued and outstanding shares of capital stock of OLDE for $850,000 in cash plus net tangible book value payments of $48,472. The purchase agreement also provides for possible future consideration payable for up to five years after the acquisition based upon revenues generated from certain online brokerage services and such consideration will be treated as purchase price when paid. The transaction was accounted for as a purchase and, accordingly, OLDE's results are included since the date of acquisition. Liabilities assumed of $1,774,156 were treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over fair value of net tangible assets acquired was $471,133 at April 30, 2000. The acquisition was initially financed with short-term borrowings and a portion of these borrowings were repaid with the issuance of $500,000 in Senior Notes in the fourth quarter of fiscal 2000.

The following unaudited pro forma summary combines the consolidated results of operations of the Company and OLDE as if the acquisition had occurred on May 1, 1999, after giving effect to certain adjustments, including amortization of intangible assets, increased interest expense on the acquisition debt and the related income tax effects. The pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of that date. In addition, the pro forma information is not intended to be a projection of future results.

(Unaudited)	Year Ended April 30, 2000
Revenues	$ 2,678,022
Net earnings	218,275
Basic net earnings per share	$ 1.11
Diluted net earnings per share	1.10

On August 2, 1999, the Company, through a subsidiary, RSM McGladrey, Inc. ("RSM McGladrey"), completed the purchase of substantially all of the non-attest assets of McGladrey & Pullen, LLP. The purchase price was $240,000 in cash payments over four years and the assumption of certain pension liabilities with a present value, at the date of acquisition, of $52,728. The purchase agreement also provides for possible future contingent consideration based on a calculation of earnings in year two, three and four after the acquisition and such consideration will be treated as purchase price when paid. In addition, the Company made cash payments of $65,453 for outstanding accounts receivable and work-in-process that have been repaid to the Company as RSM McGladrey collected these amounts in the ordinary course of business. The acquisition was accounted for as a purchase, and accordingly, RSM McGladrey's results are included since the date of acquisition. The present value of the additional cash payments due over four years, the present value of the pension liability and other liabilities assumed of $206,784, were treated as noncash investing activities in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over the fair value of net tangible assets acquired was $242,266.

During fiscal year 2000, the Company acquired several accounting firms. The purchase prices aggregated $18,494. Each acquisition was accounted for as a purchase and, accordingly, results for each acquisition are included since the date of acquisition. The excess of cost over fair value of net tangible assets acquired was $17,914.

On October 7, 1999, the Company acquired one of its major tax franchises. The Company issued 475,443 shares of its common stock from treasury, with a value of $21,000, for the purchase. The acquisition was accounted for as a purchase and, accordingly, its results are included since the date of acquisition. The issuance of Common Stock was treated as a noncash investing activity in the consolidated statement of cash flows for the year ended April 30, 2000. The excess of cost over fair value of net tangible assets acquired was $34,919.

During fiscal 2002, 2001 and 2000, the Company made other acquisitions which were accounted for as purchases with cash payments totaling $1,579, $2,897 and $3,591, respectively. Their operations, which are not material, are included in the consolidated statements of earnings since the date of acquisition.

NOTE 18: SALE OF SUBSIDIARIES

On December 31, 2000, the Company completed the sale of the assets of KSM Business Services, part of the Company's Business services segment. The Company recorded a gain before taxes of $2,040 on the transaction.

In March 2000, the Company sold certain assets related to its Mortgage operations segment. The Company recorded a pretax loss of $14,501 on the transaction, included in other expenses on the consolidated statements of earnings for the year ended April 30, 2000.

NOTE 19: COMMITMENTS AND CONTINGENCIES

Substantially all of the operations of the Company's subsidiaries are conducted in leased premises. Most of the operating leases are for a one-year period with renewal options of one to three years and provide for fixed monthly rentals. Lease commitments at April 30, 2002, for fiscal 2003, 2004, 2005, 2006, 2007 and beyond aggregated $170,959, $132,026, $87,414, $44,785, $28,625 and $61,392 respectively. The Company's rent expense for the years 2002, 2001 and 2000 aggregated $167,687, $156,325 and $135,823, respectively.

The Company has commitments to fund mortgage loans to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The commitments to fund loans amounted to $1,726,620 and $1,518,456 at April 30, 2002 and 2001, respectively. External market forces impact the probability of commitments being exercised, and therefore, total commitments outstanding do not necessarily represent future cash requirements.

At April 30, 2002, the Company maintained a $1,930,000 backup credit facility to support various financial activities conducted by its subsidiaries through a commercial paper program. The annual commitment fee required to support the availability of this facility is nine and one-half basis points per annum on the unused portion of the facility. Among other provisions, the credit agreement limits the Company's indebtedness.

The Company maintains a revolving credit facility in Canada to support a commercial paper program with varying borrowing levels throughout the year, reaching its peak during January through April for the Canadian tax season.

The Company is responsible for servicing mortgage loans for others of $19,464,912, subservicing loans of $4,296,760, and the master servicing of $350,133 previously securitized mortgage loans held in trust at April 30, 2002. Fiduciary bank accounts that are maintained on behalf of investors and for impounded collections were $519,687 at April 30, 2002. These bank accounts are not assets of the Company and are not reflected in the accompanying consolidated financial statements.

As of April 30, 2002, the Company had pledged securities totaling $42,767 that satisfied margin deposit requirements of $38,761.

The Company is required, in the event of non-delivery of customers' securities owed to it by other broker-dealers or by its customers, to purchase identical securities in the open market. Such purchases could result in losses not reflected in the accompanying consolidated financial statements.

The Company monitors the credit standing of brokers and dealers and customers with whom it does business. In addition, the Company monitors the market value of collateral held and the market value of securities receivable from others, and seeks to obtain additional collateral if insufficient protection against loss exists.

The Company has commitments to fund certain attest entities, that are not consolidated, related to accounting firms it has acquired. The Company is also committed to loan up to $40,000 to McGladrey & Pullen, LLP on a revolving basis through July 31, 2004, subject to certain termination clauses. This revolving facility bears interest at prime rate plus four and one-half percent on the outstanding amount and a commitment fee of one-half percent per annum on the unused portion of the commitment.

The Company is involved in various legal proceedings which are ordinary routine litigation incident to its business, many of which are covered in whole or in part by insurance. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable.

Under the Company's Guarantee and Peace of Mind warranty programs, the Company may be liable for certain interest, penalties and/or additional taxes due. The Company is effectively self-insured related to these risks and claims made in excess of self-insurance levels are fully insured by a third-party carrier.

In the regular course of business, the Company is subject to routine examinations by Federal, state and local taxing authorities. In management's opinion, the disposition of matters raised by such taxing authorities, if any, in such tax examinations would not have a material adverse impact on the Company's consolidated financial position or results of operations.

CompuServe, certain current and former officers and directors of CompuServe and the Company were named as defendants in six lawsuits pending before the state and Federal courts in Columbus, Ohio. All suits alleged similar violations of the Securities Act of 1933 based on assertions of omissions and misstatements of fact in connection with CompuServe's public filings related to its initial public offering in April 1996. One state lawsuit brought by the Florida State Board of Administration also alleged certain oral omissions and misstatements in connection with such offering. Relief sought in the lawsuits was unspecified, but included pleas for rescission and damages.

In the class action pending in state court, the court issued, in November 2000 its order approving the settlement pursuant to which the defendants agreed to pay a gross settlement amount of $9,500. Payment of plaintiffs' attorneys' fees and expenses were to be paid out of the gross settlement fund. The gross settlement fund was paid in its entirety by the Company's insurance carrier. The agreement to settle and payment of the gross settlement fund are not admissions of the validity of any claim or any fact alleged by the plaintiffs and defendants continue to deny any wrongdoing and any liability.

The Florida State Board of Administration opted out of the class action settlement and that litigation continued separately from the state court class action. The parties reached a settlement that disposed of the case in its entirety with the payment by the defendants of $500. Such settlement was paid in its entirety by the Company's insurance carrier and is not an admission of the validity of any claim or fact alleged by the Florida State Board of Administration. With this settlement, the CompuServe litigation relating to the 1996 initial public offering is concluded.

The Company is exposed to on-balance sheet credit risk related to its receivables. Mortgage loans made to subprime borrowers present a higher level of risk of default than conforming loans. These loans also involve additional liquidity risk due to a more limited secondary market than for conforming loans. While the Company believes that the underwriting procedures and appraisal processes it employs enable it to mitigate these risks, no assurance can be given that such procedures or processes will be adequate protection against these risks. The Company is exposed to off-balance sheet credit risk related to mortgage loan receivables which the Company has committed to fund.

NOTE 20: QUARTERLY FINANCIAL DATA (UNAUDITED)

	Fiscal 2002 Quarter Ended				Fiscal 2001 Quarter Ended			
	April 30, 2002	Jan. 31, 2002	Oct. 31, 2001	July 31, 2001	April 30, 2001	Jan. 31, 2001	Oct. 31, 2000	July 31, 2000
Revenues	**$ 1,881,327**	**$ 733,532**	**$ 373,896**	**$ 328,981**	$1,683,851	$ 648,170	$ 338,308	$ 311,008
Earnings (loss) before income taxes (benefits)	**765,881**	**49,774**	**(47,077)**	**(51,738)**	641,635	7,792	(86,356)	(89,993)
Taxes (benefits) on earnings	**302,297**	**20,158**	**(19,066)**	**(20,954)**	267,946	3,332	(36,701)	(38,247)
Net earnings (loss) before change in accounting	**463,584**	**29,616**	**(28,011)**	**(30,784)**	373,689	4,460	(49,655)	(51,746)
Cumulative effect of change in accounting principle	**–**	**–**	**–**	**–**	4,414	–	–	–
Net earnings (loss)	**$ 463,584**	**$ 29,616**	**$ (28,011)**	**$ (30,784)**	$ 378,103	$ 4,460	$ (49,655)	$ (51,746)
Basic net earnings per share:								
Net earnings (loss) before change in accounting	**$ 2.54**	**$ .16**	**$ (.15)**	**$ (.17)**	$ 2.04	$ .02	$ (.27)	$ (.28)
Net earnings (loss)	**$ 2.54**	**$ .16**	**$ (.15)**	**$ (.17)**	$ 2.06	$ .02	$ (.27)	$ (.28)
Diluted net earnings per share:								
Net earnings (loss) before change in accounting	**$ 2.46**	**$ .16**	**$ (.15)**	**$ (.17)**	$ 2.00	$ .02	$ (.27)	$ (.28)
Net earnings (loss)	**$ 2.46**	**$ .16**	**$ (.15)**	**$ (.17)**	$ 2.02	$ .02	$ (.27)	$ (.28)

The accumulation of four quarters in fiscal 2002 and 2001 for net earnings per share may not equal the related per share amounts for the years ended April 30, 2002 and 2001 due to the repurchase of treasury shares, the timing of the exercise of stock options, and the antidilutive effect of stock options in the first two quarters.

NOTE 21: SEGMENT INFORMATION

The principal business activity of the Company's operating subsidiaries is providing tax and financial services to the general public. Management has determined the reportable segments identified below according to differences in types of services, geographic locations, and how operational decisions are made. Geographical information is presented within the segment data below. A majority of the foreign countries in which subsidiaries of the Company operate, which are individually immaterial, are included in International tax operations. Included below is the financial information on each segment that is used by management to evaluate the segment's results.

On May 1, 2001, the Company adopted a new methodology for allocation of corporate services and support costs to business units. The change was made to more accurately reflect each business segment's performance. Fiscal year 2001 segment results have been adjusted to reflect this allocation methodology. Fiscal year 2000 has not been adjusted as the effects of the new methodology was not material to segment pretax earnings or operating margins. The Company operates in the following reportable segments:

U.S. tax operations: This segment is primarily engaged in providing tax return preparation, filing, and related services to the general public in the United States. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices. This segment also participates in the refund anticipation loan products offered by a third-party lending institution to tax clients. This segment includes the Company's tax preparation software - TaxCut® from H&R Block, and other personal productivity software offered to the general public, and offers online tax preparation through a tax professional (whereby the client fills out an online tax organizer and sends it to a tax professional for preparation), online do-it-yourself-tax preparation, online professional tax review and online tax advice to the general public through the hrblock.com website. Revenues of this segment are seasonal in nature.

International tax operations: This segment is primarily engaged in providing local tax return preparation, filing, and related services to the general public in Canada, Australia and the United Kingdom. In addition, International tax operations has company-owned and franchise offices in eight countries that prepare U.S. tax returns for U.S. citizens living abroad. Tax-related service revenues include fees from company-owned tax offices and royalties from franchised offices. Revenues of this segment are seasonal in nature.

Mortgage operations: This segment is primarily engaged in the origination, servicing, and sale of a broad range of mortgage products to the general public in the United States. This segment mainly offers, through a network of mortgage brokers, a flexible product line to borrowers who are creditworthy but do not meet traditional underwriting criteria. Conforming mortgage loan products, as well as the same flexible product line available through brokers, are offered through some H&R Block Financial Advisor branch offices and H&R Block Mortgage Corporation retail offices.

Investment services: This segment is primarily engaged in offering investment advice and related investment services and securities products through H&R Block Financial Advisors, Inc., a full-service securities broker, to the general public. Financial planning and investment advice are offered through H&R Block Financial Advisors branch offices and stocks, bonds, mutual funds and other products and securities are offered through a nationwide network of registered representatives, at the same locations.

Business services: This segment is primarily engaged in providing accounting, tax, consulting, payroll, employee benefits and capital markets services to business clients and tax, estate planning, financial planning, wealth management and insurance services to individuals. This segment offers services through offices located throughout the United States. Revenues of this segment are seasonal in nature.

Corporate operations: This segment consists primarily of corporate support departments which provide services to the Company's operating segments. These support departments consist of marketing, information technology, facilities, human resources, supply, executive, legal, finance and corporate communications. These support department costs are largely allocated to the Company's operating segments. The Company's captive insurance and franchise financing subsidiaries are also included within this segment.

Identifiable assets: Identifiable assets are those assets, including the excess of cost over fair value of net tangible assets acquired, associated with each reportable segment. The remaining assets are classified as corporate assets and consist primarily of cash, marketable securities and corporate equipment.

Information concerning the Company's operations by reportable segment as of and for the years ended April 30, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
REVENUES:			
U.S. tax operations	**$ 1,830,752**	$ 1,622,636	$ 1,397,475
International tax operations	**78,710**	78,469	79,814
Mortgage operations	**734,890**	415,802	355,429
Investment services	**250,685**	472,425	268,376
Business services	**416,926**	386,168	319,923
Corporate operations	**5,773**	5,837	4,668
Total revenues	**$ 3,317,736**	$ 2,981,337	$ 2,425,685
EARNINGS BEFORE INCOME TAXES:			
U.S. tax operations	**$ 533,468**	$ 434,067	$ 319,992
International tax operations	**7,093**	6,024	4,869
Mortgage operations	**339,388**	137,992	88,574
Investment services	**(54,862)**	9,298	41,226
Business services	**22,716**	15,953	17,111
Corporate operations	**(56,133)**	(30,899)	(22,476)
Interest expense on acquisition debt	**(79,002)**	(98,759)	(56,118)
	712,668	473,676	393,178
Investment income, net	**3,097**	5,977	9,840
Intercompany interest	**1,075**	(6,575)	9,248
Earnings before income taxes	**$ 716,840**	$ 473,078	$ 412,266
DEPRECIATION AND AMORTIZATION:			
U.S. tax operations	**$ 59,258**	$ 69,891	$ 66,523
International tax operations	**4,854**	5,429	5,494
Mortgage operations	**14,753**	22,813	20,311
Investment services	**52,182**	67,289	25,663
Business services	**21,390**	38,821	29,060
Corporate operations	**2,949**	1,365	167
Total depreciation and amortization	**$ 155,386**	$ 205,608	$ 147,218
IDENTIFIABLE ASSETS:			
U.S. tax operations	**$ 324,037**	$ 326,111	$ 348,726
International tax operations	**47,820**	42,627	59,725
Mortgage operations	**1,233,925**	938,379	685,292
Investment services	**1,656,469**	2,011,517	3,678,614
Business services	**665,018**	575,998	517,134
Corporate operations	**303,522**	219,073	423,378
Total assets	**$ 4,230,791**	$ 4,113,705	$ 5,712,869
CAPITAL EXPENDITURES:			
U.S. tax operations	**$ 58,683**	$ 42,260	$ 95,338
International tax operations	**4,407**	2,328	3,641
Mortgage operations	**23,087**	34,423	15,915
Investment services	**10,268**	3,557	21,582
Business services	**10,676**	9,762	9,065
Corporate operations	**4,654**	81	212
Total capital expenditures	**$ 111,775**	$ 92,411	$ 145,753

NOTE 22: CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Block Financial Corporation ("BFC") is an indirect, wholly owned subsidiary of the Company. BFC is the Issuer and the Company is the Guarantor of the $250,000 6¾% Senior Notes issued on October 21, 1997 and of the $500,000 8½% Senior Notes issued on April 13, 2000. The Company's guarantee is full and unconditional. The following condensed consolidating financial statements present separate information for BFC, the Company and for the Company's other subsidiaries, and should be read in conjunction with the consolidated financial statements of the Company.

These condensed consolidating financial statements have been prepared using the equity method of accounting. Earnings of subsidiaries are, therefore, reflected in the Company's investment in subsidiaries account. The elimination entries eliminate investments in subsidiaries, related stockholder's equity and other intercompany balances and transactions.

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

Year Ended April 30, 2002

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Total revenues	$ -	$ 1,219,990	$ 2,112,438	$ (14,692)	$ 3,317,736
Expenses:					
Compensation and benefits	-	334,146	974,622	(63)	1,308,705
Occupancy and equipment	-	65,305	240,015	67	305,387
Interest	-	100,800	15,341	-	116,141
Depreciation and amortization	-	69,497	85,889	-	155,386
Marketing and advertising	-	20,642	136,342	(1,255)	155,729
Supplies, freight and postage	-	15,000	60,804	(94)	75,710
Other	-	313,475	184,993	(13,218)	485,250
	-	918,865	1,698,006	(14,563)	2,602,308
Operating earnings	-	301,125	414,432	(129)	715,428
Other income, net	716,840	(2,028)	3,440	(716,840)	1,412
Earnings before income taxes	716,840	299,097	417,872	(716,969)	716,840
Taxes on earnings	282,435	123,884	158,602	(282,486)	282,435
Net earnings	$ 434,405	$ 175,213	$ 259,270	$ (434,483)	$ 434,405

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

Year Ended April 30, 2001

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Total revenues	$ -	$ 1,072,855	$ 1,920,398	$ (11,916)	$ 2,981,337
Expenses:					
Compensation and benefits	-	299,263	893,031	-	1,192,294
Occupancy and equipment	-	56,093	227,088	-	283,181
Interest	-	223,816	18,735	-	242,551
Depreciation and amortization	-	90,660	114,948	-	205,608
Marketing and advertising	-	30,824	80,606	(457)	110,973
Supplies, freight and postage	-	20,949	49,491	-	70,440
Other	-	240,474	182,434	(11,684)	411,224
	-	962,079	1,566,333	(12,141)	2,516,271
Operating earnings	-	110,776	354,065	225	465,066
Other income, net	480,209	(29)	8,041	(480,209)	8,012
Earnings before income taxes	480,209	110,747	362,106	(479,984)	473,078
Taxes on earnings	199,047	61,814	134,430	(198,961)	196,330
Net earnings from continuing operations before change in accounting principle	281,162	48,933	227,676	(281,023)	276,748
Change in accounting principle	-	4,414	-	-	4,414
Net earnings	$ 281,162	$ 53,347	$ 227,676	$ (281,023)	$ 281,162

CONDENSED CONSOLIDATING STATEMENT OF EARNINGS

Year Ended April 30, 2000

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Total revenues	$ –	$ 748,523	$ 1,688,452	$ (11,290)	$ 2,425,685
Expenses:					
Compensation and benefits	–	199,124	764,412	–	963,536
Occupancy and equipment	–	29,264	223,907	–	253,171
Interest	–	156,123	(1,096)	–	155,027
Depreciation and amortization	–	47,510	99,708	–	147,218
Marketing and advertising	–	35,714	69,655	–	105,369
Supplies, freight and postage	–	11,490	53,109	–	64,599
Other	–	158,200	187,767	(11,290)	334,677
	–	637,425	1,397,462	(11,290)	2,023,597
Operating earnings	–	111,098	290,990	–	402,088
Other income, net	412,266	113	10,065	(412,266)	10,178
Earnings before income taxes	412,266	111,211	301,055	(412,266)	412,266
Taxes on earnings	160,371	52,494	107,877	(160,371)	160,371
Net earnings	$ 251,895	$ 58,717	$ 193,178	$ (251,895)	$ 251,895

CONDENSED CONSOLIDATING BALANCE SHEET

April 30, 2002

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Cash and cash equivalents	**$ –**	**$ 197,959**	**$ 238,186**	**$ –**	**$ 436,145**
Cash and cash equivalents – restricted	**–**	**140,180**	**11,993**	**–**	**152,173**
Receivables from customers, brokers, dealers and clearing organizations	**–**	**844,538**	**–**	**–**	**844,538**
Receivables	**151**	**157,747**	**210,447**	**–**	**368,345**
Intangible assets and goodwill	**–**	**544,391**	**562,550**	**–**	**1,106,941**
Investment in subsidiaries	**2,973,936**	**215**	**1,609**	**(2,973,936)**	**1,824**
Other assets	**–**	**1,006,531**	**314,381**	**(87)**	**1,320,825**
Total assets	**$ 2,974,087**	**$ 2,891,561**	**$ 1,339,166**	**$ (2,974,023)**	**$ 4,230,791**
Accounts payable to customers, brokers and dealers	**$ –**	**$ 903,201**	**$ –**	**$ –**	**$ 903,201**
Long-term debt	**–**	**746,900**	**121,487**	**–**	**868,387**
Other liabilities	**6,032**	**335,687**	**748,347**	**(283)**	**1,089,783**
Net intercompany advances	**1,598,635**	**373,975**	**(1,972,935)**	**325**	**–**
Stockholders' equity	**1,369,420**	**531,798**	**2,442,267**	**(2,974,065)**	**1,369,420**
Total liabilities and stockholders' equity	**$ 2,974,087**	**$ 2,891,561**	**$ 1,339,166**	**$ (2,974,023)**	**$ 4,230,791**

CONDENSED CONSOLIDATING BALANCE SHEET

April 30, 2001

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Cash and cash equivalents	$ –	$ 82,942	$ 104,674	$ –	$ 187,616
Cash and cash equivalents – restricted	–	84,197	–	–	84,197
Receivables from customers, brokers, dealers and clearing organizations	–	1,310,804	–	–	1,310,804
Receivables	–	164,490	200,814	–	365,304
Intangible assets and goodwill	–	573,691	478,135	–	1,051,826
Investment in subsidiaries	2,452,643	215	262	(2,452,643)	477
Other assets	–	720,004	394,431	(954)	1,113,481
Total assets	$ 2,452,643	$ 2,936,343	$ 1,178,316	$ (2,453,597)	$ 4,113,705
Accounts payable to customers, brokers and dealers	$ –	$ 1,058,000	$ –	$ –	$ 1,058,000
Long-term debt	–	746,250	124,724	–	870,974
Other liabilities	4,763	220,928	782,058	3,241	1,010,990
Net intercompany advances	1,274,139	637,487	(1,907,206)	(4,420)	–
Stockholders' equity	1,173,741	273,678	2,178,740	(2,452,418)	1,173,741
Total liabilities and stockholders' equity	$ 2,452,643	$ 2,936,343	$ 1,178,316	$ (2,453,597)	$ 4,113,705

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended April 30, 2002

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Net cash provided by operating activities	$ 58,927	$ 357,698	$ 324,821	$ –	$ 741,446
Cash flows from investing activities:					
Purchases of available-for-sale securities	–	–	(7,241)	–	(7,241)
Maturities of available-for-sale securities	–	67,070	8,250	–	75,320
Sales of available-for-sale securities	–	–	23,173	–	23,173
Purchases of property and equipment, net	–	(36,434)	(75,341)	–	(111,775)
Payments made for business acquisitions	–	–	(46,738)	–	(46,738)
Proceeds from sale of subsidiary	–	–	121	–	121
Net intercompany advances	324,503	(269,248)	(55,255)	–	–
Other, net	–	(4,069)	12,176	–	8,107
Net cash provided by (used in) investing activities	324,503	(242,681)	(140,855)	–	(59,033)
Cash flows from financing activities:					
Repayments of notes payable	–	(10,622,011)	–	–	(10,622,011)
Proceeds from issuance of notes payable	–	10,622,011	–	–	10,622,011
Payments on acquisition debt	–	–	(50,594)	–	(50,594)
Dividends paid	(115,725)	–	–	–	(115,725)
Payments to acquire treasury shares	(462,938)	–	–	–	(462,938)
Proceeds from issuance of common stock	195,233	–	–	–	195,233
Other, net	–	–	140	–	140
Net cash used in financing activities	(383,430)	–	(50,454)	–	(433,884)
Net increase in cash and cash equivalents	–	115,017	133,512	–	248,529
Cash and cash equivalents at beginning of the year	–	82,942	104,674	–	187,616
Cash and cash equivalents at end of the year	$ –	$ 197,959	$ 238,186	$ –	$ 436,145

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended April 30, 2001

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Net cash provided by (used in) operating activities	$ 2,235	$ (237,185)	$ 483,301	$ –	$ 248,351
Cash flows from investing activities:					
Purchases of available-for-sale securities	–	–	(10,636)	–	(10,636)
Maturities of available-for-sale securities	–	16,024	5,500	–	21,524
Sales of available-for-sale securities	–	319,620	36,572	–	356,192
Purchases of property and equipment, net	–	(47,462)	(44,949)	–	(92,411)
Payments made for business acquisitions	–	–	(21,143)	–	(21,143)
Proceeds from sale of subsidiary	–	–	23,200	–	23,200
Net intercompany advances	308,656	77,644	(386,300)	–	–
Other, net	–	14,458	(36,427)	–	(21,969)
Net cash provided by (used in) investing activities	308,656	380,284	(434,183)	–	254,757
Cash flows from financing activities:					
Repayments of notes payable	–	(18,219,741)	–	–	(18,219,741)
Proceeds from issuance of notes payable	–	17,935,944	–	–	17,935,944
Payments on acquisition debt	–	–	(68,743)	–	(68,743)
Dividends paid	(108,374)	–	–	–	(108,374)
Payments to acquire treasury shares	(222,895)	–	–	–	(222,895)
Proceeds from issuance of common stock	19,550	–	–	–	19,550
Other, net	828	–	1,221	–	2,049
Net cash used in financing activities	(310,891)	(283,797)	(67,522)	–	(662,210)
Net decrease in cash and cash equivalents	–	(140,698)	(18,404)	–	(159,102)
Cash and cash equivalents at beginning of the year	–	223,640	123,078	–	346,718
Cash and cash equivalents at end of the year	$ –	$ 82,942	$ 104,674	$ –	$ 187,616

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

Year Ended April 30, 2000

	H&R Block, Inc. (Guarantor)	BFC (Subsidiary Issuer)	Other Subsidiaries	Eliminations	Consolidated H&R Block
Net cash provided by operating activities	$ 3,736	$ 143,334	$ 305,917	$ –	$ 452,987
Cash flows from investing activities:					
Purchases of available-for-sale securities	–	–	(14,281)	–	(14,281)
Maturities of available-for-sale securities	–	10,845	57,416	–	68,261
Sales of available-for-sale securities	–	191,839	19,997	–	211,836
Purchases of property and equipment, net	–	(42,624)	(103,129)	–	(145,753)
Payments made for business acquisitions	–	(817,587)	(154,215)	–	(971,802)
Net intercompany advances	119,697	8,081	(127,778)	–	–
Other, net	–	6,068	(4,268)	–	1,800
Net cash provided by (used in) investing activities	119,697	(643,378)	(326,258)	–	(849,939)
Cash flows from financing activities:					
Repayments of notes payable	–	(50,800,661)	–	–	(50,800,661)
Proceeds from issuance of notes payable	–	51,012,519	–	–	51,012,519
Proceeds from issuance of long-term debt	–	495,800	–	–	495,800
Payments on acquisition debt	–	–	(4,730)	–	(4,730)
Dividends paid	(105,480)	–	–	–	(105,480)
Payments to acquire treasury shares	(50,654)	–	–	–	(50,654)
Proceeds from issuance of common stock	33,222	–	–	–	33,222
Other, net	(521)	–	(29,065)	–	(29,586)
Net cash provided by (used in) financing activities	(123,433)	707,658	(33,795)	–	550,430
Net increase (decrease) in cash and cash equivalents	–	207,614	(54,136)	–	153,478
Cash and cash equivalents at beginning of the year	–	16,026	177,214	–	193,240
Cash and cash equivalents at end of the year	$ –	$ 223,640	$ 123,078	$ –	$ 346,718

MANAGEMENT'S REPORT & REPORT OF INDEPENDENT ACCOUNTANTS

MANAGEMENT'S REPORT

The financial information in this Annual Report, including the consolidated financial statements, has been prepared by the management of H&R Block, Inc. Management believes the information presented in the Annual Report is consistent with the financial statements, the financial statements are prepared in accordance with generally accepted accounting principles, and the financial statements do not contain material misstatements due to fraud or error. Where appropriate, the financial statements reflect management's best estimates and judgments.

Management also is responsible for maintaining a system of internal accounting controls with the objectives of providing reasonable assurance that the Company's assets are safeguarded against material loss from unauthorized use or disposition, and that authorized transactions are properly recorded to permit the preparation of accurate financial data. However, limitations exist in any system of internal controls based on recognition that the cost of the system should not exceed its benefits. The Company believes its system of accounting controls, of which its internal auditing function is an integral part, accomplishes the stated objectives.

PricewaterhouseCoopers LLP, independent accountants, audited H&R Block's 2002, 2001 and 2000 consolidated financial statements and issued opinions thereon. Their audits were made in accordance with generally accepted auditing standards and included an objective, independent review of the system of internal controls to the extent necessary to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, composed of outside directors, meets periodically with management, the independent accountants and the internal auditor to review matters relating to the Company's annual financial statements, internal audit activities, internal accounting controls and non-audit services provided by the independent accountants. The independent accountants and the internal auditor have full access to the Audit Committee and meet with it, both with and without management present, to discuss the scope and results of their audits including internal controls, audit and financial matters.



Mark A. Ernst
President and Chief Executive Officer



Frank J. Cotroneo
Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
H&R Block, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of stockholders' equity appearing on pages 25-28 and 52-78 present fairly, in all material respects, the financial position of H&R Block, Inc. and its subsidiaries (the "Company") at April 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Kansas City, Missouri
June 11, 2002

FIVE YEARS IN REVIEW

Amounts in thousands

	Year Ended April 30				
	2002	2001	2000	1999	1998
NUMBER OF TAX OFFICES:					
By country:					
United States	**9,015**	9,072	9,210	8,923	8,780
Canada	**955**	944	966	1,032	928
Australia	**362**	350	349	347	334
Other	**59**	84	89	87	86
	10,391	10,450	10,614	10,389	10,128
By type:					
Company-owned	**5,794**	5,827	5,952	5,695	5,339
Franchised	**4,597**	4,623	4,662	4,694	4,789
	10,391	10,450	10,614	10,389	10,128
RETURN AND FEE DATA:**					
Tax preparation fees:					
United States	**$ 1,874,399**	$ 1,673,043	$ 1,511,349	$ 1,332,940	$ 1,164,776
Canada	**77,985**	76,101	73,193	74,998	77,913
Australia	**49,660**	47,021	39,463	35,785	33,027
Electronic filing fees in the United States	**$ 214,751**	$ 212,018	$ 205,538	$ 201,212	$ 171,658
Discounted return fees in Canada	**$ 27,024**	$ 28,616	$ 29,020	$ 28,458	$ 30,267
Number of returns prepared:					
United States***	**16,899**	16,442	16,276	15,761	14,838
Regular returns in Canada	**1,196**	1,220	1,258	1,341	1,413
Discounted returns in Canada	**525**	532	547	516	532
Australia	**489**	486	455	428	406
Overseas franchises	**69**	54	29	29	27
	19,178	18,734	18,565	18,075	17,216
Clients served:					
United States	**17,148**	16,883	16,933	16,541	15,835
Canada	**1,721**	1,752	1,805	1,857	1,945
Australia	**489**	486	455	428	406
Overseas franchises	**69**	54	29	29	27
	19,427	19,175	19,222	18,855	18,213
Number of U.S. electronic filings:					
Prepared by H&R Block	**14,031**	12,886	11,935	10,359	8,426
Self-prepared	**248**	441	657	780	997
	14,279	13,327	12,592	11,139	9,423

***Combined return and fee data from company-owned and franchised offices, in local currency.*

****Includes returns filed electronically.*

FIVE YEARS IN REVIEW

Amounts in thousands

	Year Ended April 30				
	2002	2001	2000	1999	1998
REVENUES (AS A PERCENT OF TOTAL)[1]:					
U.S. tax operations	**55.2%**	54.4%	57.6%	76.2%	82.2%
International tax operations	**2.4%**	2.6%	3.3%	4.5%	6.5%
Mortgage operations	**22.1%**	14.0%	14.6%	15.8%	10.9%
Investment services	**7.5%**	15.8%	11.1%	.3%	-
Business services	**12.6%**	13.0%	13.2%	2.9%	-
Corporate operations	**.2%**	.2%	.2%	.3%	.4%
	100.0%	100.0%	100.0%	100.0%	100.0%
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION ("EBITDA")[2]					
U.S. tax operations	**$ 592,726**	$ 503,958	$ 386,515	$ 363,493	$ 289,560
International tax operations	**11,947**	11,453	10,363	8,255	16,463
Mortgage operations	**354,141**	160,805	108,885	78,513	43,501
Investment services	**(2,680)**	76,587	66,889	(1,419)	(1,612)
Business services	**44,106**	54,774	46,171	10,461	-
Corporate operations	**(47,794)**	(20,331)	(20,782)	(20,553)	(14,345)
	$ 952,446	$ 787,246	$ 598,041	$ 438,750	$ 333,567
KEY RATIOS:					
Debt to total capital [3]	**40.4%**	44.0%	50.1%	23.2%	40.0%
Total equity to total assets [4]	**0.32**	0.29	0.21	0.56	0.46
EBITDA interest coverage [5]	**10.41**	6.73	12.29	36.63	(54.86)
EBITDA margin [6]	**28.7%**	26.4%	24.7%	27.1%	26.8%
Return on average equity [7]	**41.1%**	29.7%	25.1%	22.0%	38.1%
Return on average assets [8]	**9.9%**	5.3%	7.0%	9.0%	18.4%
Working capital [9]	**1.19**	1.14	1.10	1.97	1.68

(1) *Revenues for the years ended April 30, 2001, 2000, 1999 and 1998 have been restated to reflect the adoption of EITF 01-9 and EITF 01-14.*

(2) *Earnings are from continuing operations. Interest includes interest expense on acquisition debt, investment income, and interest allocated to operating business units.*

(3) *Calculated as debt divided by debt plus equity.*

(4) *Calculated as equity divided by total assets.*

(5) *Calculated as EBITDA divided by other interest.*

(6) *Calculated as EBITDA divided by revenues.*

(7) *Calculated as net earnings divided by average equity.*

(8) *Calculated as net earnings divided by average total assets.*

(9) *Calculated as current assets divided by current liabilities.*

BOARD OF DIRECTORS

G. Kenneth Baum [3,4*,5,6]
Chairman of the Board, George K. Baum Group, Inc.
Kansas City, Missouri

Thomas M. Bloch [3,4,6]
Educator, Kansas City, Missouri

Donna R. Ecton [1*,2,5]
Chairman, President and Chief Executive Officer
EEI, Inc., Phoenix, Arizona

Mark A. Ernst [3]
President and Chief Executive Officer, H&R Block, Inc.

Henry F. Frigon [3,4,6*]
Chairman of the Board
CARSTAR, Inc., Overland Park, Kansas

Roger W. Hale [1,2,5*]
Retired Chairman and Chief Executive Officer
LG&E Energy Corporation, Louisville, Kentucky

Frank L. Salizzoni [3*]
Chairman of the Board, H&R Block, Inc.

Tom D. Seip [2,4]
Private Investor
Orinda, California

Louis W. Smith [1,2*,3]
Retired President and Chief Executive Officer
Ewing Marion Kauffman Foundation
Kansas City, Missouri

Rayford Wilkins, Jr. [1,5,6]
Group President, SBC Marketing and Sales
SBC Communications, Inc.
San Antonio, Texas

Footnotes indicate Board Committees. Asterisk indicates committee chairperson. 1. Audit Committee 2. Compensation Committee 3. Executive Committee 4. Finance Committee 5. Governance and Nominating Committee 6. Strategy & Development Committee

EXECUTIVE OFFICERS

Frank L. Salizzoni
Chairman of the Board

Mark A. Ernst
President and Chief Executive Officer

Jeffery W. Yabuki
Executive Vice President and Chief Operating Officer

Jeffery G. Brandmaier
Senior Vice President and Chief Information Officer

David F. Byers
Senior Vice President and Chief Marketing Officer

Frank J. Cotroneo
Senior Vice President and Chief Financial Officer

Robert E. Dubrish
President and Chief Executive Officer,
Option One Mortgage Corporation

James H. Ingraham
Senior Vice President, General Counsel and Secretary

Brian L. Nygaard
President and Chief Executive Officer
H&R Block Financial Advisors, Inc.

Stephanie R. Otto
Senior Vice President, Human Resources

Thomas G. Rotherham
President and Chief Executive Officer
RSM McGladrey, Inc.

Cheryl L. Givens
Vice President and Corporate Controller

Linda M. McDougall
Vice President, Communications

Timothy R. Mertz
Vice President, Corporate Tax

Becky S. Shulman
Vice President and Treasurer

Robert A. Weinberger
Vice President, Government Relations

Bret G. Wilson
Vice President, Corporate Development and Risk Management

COMMON STOCK DATA

	Stock Price		Cash Dividend
	High	Low	Paid per Share
2001 FISCAL YEAR:			
Quarter ended 7/31/00	$ 21.28	$ 13.47	$ .14
Quarter ended 10/31/00	18.69	15.66	.15
Quarter ended 1/31/01	22.03	16.41	.15
Quarter ended 4/30/01	27.50	20.90	.15
2002 FISCAL YEAR:			
Quarter ended 7/31/01	**$ 35.69**	**$ 26.50**	**$ .15**
Quarter ended 10/31/01	**41.10**	**32.78**	**.16**
Quarter ended 1/31/02	**46.26**	**34.48**	**.16**
Quarter ended 4/30/02	**50.78**	**39.23**	**.16**

Traded on the New York Stock Exchange; Ticker Symbol: HRB

H&R Block, Inc. is a diversified company with subsidiaries that deliver tax services and financial advice, investment and mortgage products and services, and business accounting and consulting services. The world's largest tax services company, H&R Block in fiscal year 2002 served nearly 23 million tax clients in approximately 10,400 retail offices worldwide and with award-winning software and online services. It is the only major tax services and financial services company that focuses primarily on helping middle-income Americans achieve their financial objectives. Investment services and securities products are offered through H&R Block Financial Advisors, Inc., member NYSE, SIPC. H&R Block, Inc. is not a registered broker-dealer. H&R Block Mortgage Corp. offers retail mortgage products. Option One Mortgage Corp. offers wholesale mortgage products and a range of mortgage services. RSM McGladrey, Inc. serves mid-sized businesses with accounting, tax and consulting services.

QUARTERS: 4400 Main Street, Kansas City, Mo. 64111

UNSEL: James H. Ingraham, Kansas City, Mo. 64111

T ACCOUNTANTS: PricewaterhouseCoopers LLP, Kansas City, Mo. 64105

ENT & REGISTER: Mellon Investor Services LLC, Ridgefield Park, N. J. 07660

TING: The annual meeting of shareholders of H&R Block, Inc. will be held at the H&R Block City Stage at Union Station, 30 West Pershing Road, o. at 9 a.m. Central Time, Wednesday, September 11, 2002. Upon written request, we will furnish without charge to our shareholders a copy of our K as filed with the Securities and Exchange Commission. Requests should be directed to Investor Relations, 800-869-9220 ext. 2721, or by mail Street, Kansas City, Mo. 64111.

om

led Paper





H&R BLOCK

H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111
816.753.6900
www.hrblock.com

